Exhibit 99.1

US$375,000,000

CREDIT FACILITIES

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

- and -

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

(as Lenders)

- and -

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

- with -

RBC CAPITAL MARKETS, THE TORONTO-DOMINION BANK and ATB FINANCIAL

(as Co-Lead Arrangers and Joint Bookrunners)

- and -

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, business development bank of canada, WELLS FARGO BANK, N.A. ZIONS BANCORPORATION N.A. DBA AMEGY BANK AND WOODFOREST NATIONAL BANK

(as Co-Documentation Agents)

Dated as of June 28, 2024

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Headings and Table of Contents	48
1.3 References	48
1.4 Rules of Interpretation	48
1.5 Generally Accepted Accounting Principles	49
1.6 Time	50
1.7 Payment for Value	50
1.8 Monetary References	50
1.9 Divisions	51
1.10 Interest Rates; Benchmark Notification	51
Article 2 REPRESENTATIONS AND WARRANTIES	51
2.1 Representations and Warranties	51
2.2 Deemed Representations and Warranties	57
Article 3 THE CREDIT FACILITIES	57
3.1 Amendment and Restatement	57
3.2 Establishment of the Credit Facilities and Obligations of Each Lender	58
3.3 Extension of Maturity Date	59
3.4 Increase of Total Commitment	61
3.5 Purpose	61
3.6 Takeover Notification	61
3.7 Borrowings	63
3.8 Selection of Interest Periods	64
3.9 Letters of Credit	64
3.10 Notice of Repayment	71
3.11 Pro-Rata Treatment of Borrowings	71
3.12 Conversion Option	72
3.13 Rollovers	73
3.14 Notices Irrevocable	73
3.15 Lender Swaps	73
3.16 Cash Management Facilities	73
3.17 Bilateral Operating Facilities	73
Article 4 REPAYMENT AND PREPAYMENT	74
4.1 Repayment of Borrowings	74
4.2 Repayment of Borrowings In Excess of Commitments	74
4.3 Breakage Costs	74
4.4 Cancellation of Total Commitment	74
4.5 Early Repayment of SOFR Loans, CORRA Loans and Letters of Credit	75
4.6 Evidence of Indebtedness	75
Article 5 PAYMENT OF INTEREST AND FEES	75
5.1 Interest on Prime Loans	75
5.2 Interest on U.S. Base Rate Loans	76
5.3 Interest on SOFR Loans	76
5.4 Interest on CORRA Loans	76
5.5 Letter of Credit Fees	77

5.6 Interest on Overdue Amounts	77
5.7 Agent's Fees	78
5.8 Maximum Rate Permitted by Law	78
5.9 Interest Generally	78
5.10 Standby Fees	79
5.11 Interest and Fee Adjustment	79
Article 6 LOAN PARTY GUARANTEE AND SECURITY	79
6.1 Loan Party Guarantee and Security	79
6.2 Form of Loan Party Guarantee and Security	80
6.3 Registrations and Renewals	80
6.4 Security Effective Notwithstanding Date of Advance	81
6.5 Extensions, Etc.	81
6.6 No Merger	81
6.7 Material Subsidiary Designation	81
6.8 Release of Loan Party Guarantee or Security	82
6.9 Fall-away of Security	82
6.10 Permitted Encumbrances	82
6.11 Consent to Appointment of Collateral Agent	83
6.12 Bilateral Operating Facility Defeasance Collateral	83
Article 7 PAYMENT AND TAXES	83
7.1 Time, Place and Currency of Payment	83
7.2 Application of Payments	84
7.3 Taxes	84
7.4 Account Debit Authorization	86
Article 8 CONDITIONS PRECEDENT TO EFFECTIVENESS AND DISBURSEMENT OF THE BORROWINGS	86
8.1 Effectiveness and Conditions Precedent	86
8.2 Conditions Precedent to each Utilization	87
8.3 Waiver of a Condition Precedent	87
Article 9 COVENANTS OF THE BORROWER	88
9.1 Positive Covenants of the Borrower	88
9.2 Negative Covenants of the Borrower	95
9.3 Financial Covenants	98
Article 10 EVENTS OF DEFAULT	99
10.1 Events of Default	99
10.2 Acceleration	102
10.3 Demands for Repayment of other Secured Obligations	102
10.4 Cash Collateral Accounts	103
10.5 Remedies on Default	104
10.6 Right of Set-Off	105
10.7 Application and Sharing of Payments Following Acceleration	105
10.8 Adjustments Among Lenders	105
10.9 Lender May Perform Covenants	106
10.10 Waiver of Default	106
Article 11 EXPENSES AND INDEMNITIES, MARKET DISRUPTION, Benchmark replacement settings, REPLACEMENT LENDERS AND DEFAULTING LENDERS	107
11.1 Reimbursement of Expenses	107
11.2 Increased Cost	107

- ii -

11.3 Illegality	109
11.4 Temporary Market Disruption	110
11.5 Benchmark Replacement Settings	111
11.6 Funding Indemnity	113
11.7 General and Environmental Indemnity	113
11.8 Replacement Lender	114
11.9 Defaulting Lenders	115
Article 12 THE AGENT AND THE LENDERS	117
12.1 Authorization of Agent	117
12.2 Responsibility of Agent	117
12.3 Acknowledgment of Secured Lenders	118
12.4 Rights and Obligations of Each Secured Lender	118
12.5 Notice to Secured Lenders	119
12.6 Notices between the Secured Lenders, the Agent and the Borrower	119
12.7 Agent's Duty to Deliver Documents Obtained from the Borrower	119
12.8 Arrangements for Borrowings	119
12.9 Arrangements for Repayment of Borrowings	120
12.10 Repayment by Lenders to Agent	120
12.11 Adjustments Among Secured Lenders	121
12.12 Lenders' Consents to Waivers, Amendments, etc.	122
12.13 Reimbursement of Agent's Expenses or Lender's Costs	124
12.14 Reliance by Agent on Notices, etc.	124
12.15 Relations with Borrower	124
12.16 Successor Agent	124
12.17 Indemnity of Agent	125
12.18 Sharing of Information	125
12.19 Amendment to this Article 12	125
12.20 The Agent and Defaulting Lenders	126
12.21 Erroneous Payments by Agent	127
Article 13 SUCCESSORS AND ASSIGNS, JUDGMENT CURRENCY AND CONFIDENTIAL INFORMATION	130
13.1 Successors and Assigns	130
13.2 Judgment Currency	131
13.3 Secured Lenders	132
13.4 Exchange and Confidentiality of Information	132
Article 14 MISCELLANEOUS	133
14.1 Severability	133
14.2 Failure to Act	133
14.3 Waivers	133
14.4 Amendments	134
14.5 Notice	134
14.6 Whole Agreement	134
14.7 Governing Law	135
14.8 Term of Agreement and Survival	135
14.9 Time of Essence	135
14.10 Waiver of Jury Trial	135
14.11 USA Patriot Act	135
14.12 Anti-Money Laundering Legislation/Know Your Customer Laws	135
14.13 Conflict with Other Documents	136
14.14 Saskatchewan Legislation	136
14.15 Counterpart Execution	136

- iii -

14.16 Acknowledgement and Consent to Bail-In of EEA Financial Institutions	137
14.17 Acknowledgement Regarding Any Supported QFCs	137
14.18 No Fiduciary Duty	138
14.19 Platform	138

Schedule A	-	Commitments and Addresses
Schedule B	-	Borrowing/Repayment Notice
Schedule C	-	Rollover Notice
Schedule D	-	Conversion Notice
Schedule E	-	Compliance Certificate
Schedule F	-	Request for Extension
Schedule G	-	Lender Transfer Agreement
Schedule H	-	Corporate Chart
Schedule I	-	Material Terms of Second Lien Intercreditor Agreement

- iv -

THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT is dated as of the 28th day of June, 2024.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED HEREIN OR IN LENDER TRANSFER AGREEMENTS, in their capacities as Lenders

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as Administration Agent

WHEREAS the Borrower, The Bank of Nova Scotia, Canadian Western Bank and National Bank of Canada, the Lenders and Agent are parties to the Existing Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and restate the Existing Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"2026 Notes" means the U.S.$400,000,000 senior unsecured notes due January 15, 2026 issued by the Borrower under the 2026 Note Indenture;

"2026 Note Indenture" means the trust indenture dated as of November 22, 2017 entered into by the Borrower, as note issuer, the persons party thereto as guarantors, and The Bank of New York Mellon, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee;

"2029 Notes" means the U.S.$400,000,000 senior unsecured notes due January 15, 2029 issued by the Borrower under the 2029 Note Indenture;

"2029 Note Indenture" means the trust indenture dated as of June 15, 2021 entered into by the Borrower, as note issuer, the persons party thereto as guarantors, and The Bank of New York Mellon, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee;

"Acceleration Notice" has the meaning ascribed to it in Section 10.2(b);

"Acceptable Foreign Jurisdiction" means a Foreign Jurisdiction which, in the opinion of the Agent, acting reasonably, is acceptable in all respects, including, without limiting the foregoing, as to location, political system and legal system;

"Acceptable Foreign Material Subsidiary" means each Material Subsidiary that is incorporated or formed under the laws of an Acceptable Foreign Jurisdiction;

"Accommodations" means:

(a)	the advance of Loans by the Syndicated Lenders and the issuing of Letters of Credit by a Fronting Lender for the account of the Lenders (the "Syndicated Accommodations"); and

(b)	the advance of U.S. Base Rate Loans and SOFR Loans by the Operating Lender (the "Operating Accommodations");

"Accounting Change" has the meaning ascribed thereto in Section 1.5(b);

"Accounting Change Notice" has the meaning ascribed thereto in Section 1.5(b);

"Accounts" means the accounts and records established by the Agent and the Operating Lender pursuant to Section 4.6;

"Acquisition" means any acquisition or series of related acquisitions by the Borrower or any of its Subsidiaries, whether by purchase, merger or otherwise, of all or a portion of the assets or shares or other ownership interests of any Person or of all or a portion of the assets constituting a business line or unit or a division of any Person;

"Additional Compensation" has the meaning ascribed to it in Section 11.2;

"Adjusted Daily Compounded CORRA" means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that, if Adjusted Daily Compounded CORRA as so determined above for any day shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor for such day;

"Adjusted Daily Simple SOFR" means, for the purposes of any calculation, the rate per annum equal to (a) Daily Simple SOFR for such calculation plus (b) the Daily Simple SOFR Adjustment; provided that, if Adjusted Daily Simple SOFR as so determined above for any day shall be less than the Floor, then Adjusted Daily Simple SOFR shall be deemed to be the Floor for such day;

"Adjusted Term CORRA" means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment; provided that, if the Interest Period with respect to the applicable Term CORRA Loan is a Non-Standard Interest Period, then Adjusted Term CORRA shall be the CORRA Interpolated Rate; and provided further that, if Adjusted Term CORRA as so determined above for any day shall be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor for such day;

"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non-Standard Interest Period, then Adjusted Term SOFR shall be the SOFR Interpolated Rate; and provided further that, if Adjusted Term SOFR as so determined above for any day shall be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor for such day;

"Adjustment Time" means the time of occurrence of the last event necessary to ensure that all Secured Obligations (excluding any Erroneous Payment Subrogation Rights) are thereafter due and payable and such time shall conclusively be:

(a)	in the case where such last event is the delivery of a Demand for Repayment, the date on which the obligations thereunder are due and payable; and

(b)	in the case where such last event is the occurrence of a Termination Event, the time of occurrence of such Termination Event determined pursuant to the provisions of the Secured Documents giving rise to such Termination Event;

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution;

"Affected Lender" has the meaning ascribed to it in Section 11.8;

"Affiliate" means any Person which, directly or indirectly controls, is controlled by, or is under common control with another Person, and for the purpose of this definition, "control" (including with correlative meanings, the terms "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of Voting Shares, by contract or otherwise, provided that, for all purposes of this Agreement, each of the Loan Parties shall be deemed to be Affiliates of each other;

"Agent" means RBC and any successor entity to RBC when acting in its capacity as administration agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"Agent Parties" has the meaning ascribed to it in Section 14.19;

"Agent's Account for Payments" means, with respect to payments made by the Borrower or a Lender, those accounts maintained by the Agent at the Agent's Branch of Account referred to in the definition thereof or such other places or accounts as the Agent may from time to time advise the Borrower or the Lenders, as applicable, in writing;

"Agent's Branch of Account" means, the office of the Agent located at 55 Wellington Street W, 8th Floor, Toronto, Ontario M5H 3H1 (e-mail: [Redacted]) or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"Agreement" means this amended and restated credit agreement, all Schedules attached hereto and any future amendments, amendments and restatements, replacements or supplements hereto or thereto;

"AML/KYC Legislation" has the meaning ascribed to it in Section 14.12(a);

"Anti-Corruption Laws" means all laws concerning or relating to bribery or public corruption, including the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act, the FCPA and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

"Anti-Money Laundering/ Anti-Terrorist Financing Laws" means all laws concerning or relating to money laundering or terrorist financing, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 CFR Chapter X (Parts 1000 et. seq.) and any similar laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to the Borrower, any Subsidiary, any Lender or Affiliate thereof, or the Agent;

"Applicable Law" means, in relation to any Person, property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental Actions in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event;

"Applicable Lenders" means, (a) in the case of the Syndicated Facility and in respect of a Borrowing Notice, Conversion Notice or Rollover Notice given under the Syndicated Facility, all of the Syndicated Lenders and (b) in the case of the Operating Facility and in respect of a Borrowing Notice, Conversion Notice or Rollover Notice given under the Operating Facility, means only the Operating Lender;

"Applicable Margin" means a margin or standby fee rate (as applicable), expressed as a rate per annum, payable to, in the case of the Syndicated Facility, the Agent on behalf of all of the Syndicated Lenders, and, in the case of the Operating Facility, the Operating Lender, in each case, with respect to Borrowings, as set forth in the table below for the applicable Consolidated Total Debt to Adjusted EBITDA Ratio:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Prime Loans and U.S. Base Rate Loans	SOFR Loans, CORRA Loans and Letters of Credit	Standby Fees
I	[Redacted]	[Redacted]	[Redacted]	[Redacted]
II	[Redacted]	[Redacted]	[Redacted]	[Redacted]
III	[Redacted]	[Redacted]	[Redacted]	[Redacted]
IV	[Redacted]	[Redacted]	[Redacted]	[Redacted]
V	[Redacted]	[Redacted]	[Redacted]	[Redacted]
VI	[Redacted]	[Redacted]	[Redacted]	[Redacted]
VII	[Redacted]	[Redacted]	[Redacted]	[Redacted]
VIII	[Redacted]	[Redacted]	[Redacted]	[Redacted]

provided that changes in the Applicable Margin shall be effective and adjusted in accordance with Section 5.11. The Applicable Margin for Letters of Credit that are not Financial Letters of Credit (as determined by the Fronting Lender issuing such Letter of Credit in its discretion) will be two thirds (2/3) of the Applicable Margin for Financial Letters of Credit. For the purposes of calculating the Applicable Margins for Prime Loans, U.S. Base Rate Loans, CORRA Loans and standby fees, the per annum rate is expressed on the basis of a 365 day year, as applicable, and the Applicable Margin for SOFR Loans is calculated as a per annum rate expressed on the basis of a 360 day year; Upon the occurrence and during the continuance of any Event of Default, each of the above Applicable Margins (excluding standby fees) will increase by [Redacted] bps;

"Approved Fund" means a Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business and that is administered or managed by a Lender, an Affiliate of a Lender or a Person or an Affiliate of a Person that administers or manages a Lender;

"Available Tenor" means, as of any date of determination and with respect to any then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 11.5(d);

"Bail-ln Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution;

"Bail-In Legislation" means:

(a)	with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and

(b)	with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings);

"Benchmark" means, initially, (a) in respect of any SOFR Loan, the Term SOFR Reference Rate, (b) in respect of any Term CORRA Loan, the Term CORRA Reference Rate and (c) in respect of any Daily Compounded CORRA Loan, CORRA; provided in each case that if a Benchmark Transition Event has occurred with respect to any then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 11.5;

"Benchmark Fallback Loans" means (a) in respect of any SOFR Loans, U.S. Base Rate Loans, (b) in respect of any Term CORRA Loans, Daily Compounded CORRA Loans and (c) in respect of any Daily Compounded CORRA Loans, Canadian Prime Rate Loans;

"Benchmark Loan" means any Loan that bears interest with reference to any Benchmark (or any Benchmark Replacement thereof);

"Benchmark Replacement" means, with respect to any Benchmark Transition Event for any then-current Benchmark:

(a)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term SOFR Reference Rate (or any Benchmark replacing the Term SOFR Reference Rate), the first alternative set forth in the order below that can be determined by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility), for the applicable Benchmark Replacement Date:

(i)	Adjusted Daily Simple SOFR; or

(ii)	the sum of: (A) the alternate benchmark rate that has been selected by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar-denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment; and

(b)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to the Term CORRA Reference Rate (or any Benchmark replacing the Term CORRA Reference Rate), the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(i)	Adjusted Daily Compounded CORRA; or

(ii)	the sum of: (A) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (I) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (II) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (B) the related Benchmark Replacement Adjustment; and

(c)	with respect to obligations, interest, fees, commissions or other amounts calculated with respect to CORRA (or any Benchmark replacing CORRA), the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment, provided that, if the Benchmark Replacement as so determined above for any day would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for such day;

"Benchmark Replacement Adjustment" means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar-denominated or Canadian Dollar-denominated syndicated credit facilities (as applicable) at such time;

"Benchmar k Replacement Date" means a date and time determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to any then-current Benchmark:

(a)	in the case of subparagraph (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of subparagraph (c) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been, or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that, such non-representativeness will be determined by reference to the most recent statement or publication referenced in such subparagraph (c), even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof), continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of subparagraph (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof);

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to any then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof);

"Benchmark Unavailability Period" means, in respect of any Benchmark, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred in respect of such Benchmark if, at such time, no Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Loan Document in accordance with Section 11.5 and (b) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any other Loan Document in accordance with Section 11.5;

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;

"Bilateral Operating Facilities" means those bilateral operating credit facilities provided by a Lender (or its Affiliate) to a Loan Party providing for borrowings, letters of credit, letters of guarantee or other credit accommodations in an aggregate principal amount not exceeding U.S. $150,000,000 or the Equivalent Amount in any other currency, and including without limitation:

(a)	the credit facility provided by RBC to the Borrower pursuant to a letter agreement dated November 17, 2010, as amended June 29, 2011, August 30, 2012 and October 3, 2013, and as amended and restated pursuant to a letter agreement dated May 31, 2023 and as further amended or restated from time to time, currently providing for Cdn. $40,000,000 in credit facilities;

(b)	the credit facility provided by Wells Fargo Bank, N.A. to Precision Drilling Oilfield Services Corporation pursuant to a letter agreement dated as of November 17, 2010, as amended or restated from time to time, currently providing for U.S. $15,000,000 in credit facilities; and

(c)	the credit facility provided by Royal Bank of Canada (formerly HSBC Bank Canada) to the Borrower pursuant to the letter agreement dated as of September 27, 2012, as amended May 8, 2015 and April 21, 2016, and as amended and restated pursuant to a letter agreement dated December 15, 2022 and as further amended or restated from time to time, currently providing for U.S. $40,000,000 in credit facilities;

provided that, for certainty, the Woodforest Mortgage Facility shall not constitute a Bilateral Operating Facility for the purposes of this Agreement;

"Bilateral Operating Facility Agreements" means any agreements providing for Bilateral Operating Facilities between a Loan Party and a Lender or Affiliate thereof;

"Bilateral Operating Facility Defeasance Collateral" means cash collateral and other financial assets (as defined in the STA) pledged from time to time in connection with the repayment or prepayment (and cancellation) of a Bilateral Operating Facility for purposes of securing obligations thereunder in respect of bankers' acceptances or letters of credit/letters of guarantee issued under a Bilateral Operating Facility which, in the event of repayment or prepayment of such Bilateral Operating Facility (whether voluntarily or upon demand), are not yet matured;

"Bilateral Operating Facility Demand for Repayment" means a demand made by a Bilateral Operating Facility Lender pursuant to a Bilateral Operating Facility Agreement demanding repayment of all obligations thereunder;

"Bilateral Operating Facility Indebtedness" means, as at any time, the aggregate amount owing by the Loan Parties under any and all Bilateral Operating Facility Agreements, the aggregate principal amount of which is for certainty not to exceed U.S. $150,000,000 or the Equivalent Amount in any other currency;

"Bilateral Operating Facility Lender" means any Lender (or its Affiliate) providing Bilateral Operating Facilities;

"Borrower" means Precision Drilling Corporation and its successors and permitted assigns;

"Borrowing Notice" means a notice to effect an Accommodation delivered under Section 3.7 and substantially in the form of Schedule B with all applicable blanks completed;

"Borrowings" means, at any time:

(a)	the principal amount outstanding by way of Loans made by the Syndicated Lenders together with the undrawn amount of all outstanding Letters of Credit issued by the Fronting Lenders (collectively, the "Syndicated Borrowings"); and

(b)	the principal amount outstanding by way of Loans made by the Operating Lender (collectively, the "Operating Borrowings");

"bps" means 1/100th of one percent;

"Branch of Account" means, with respect to each Lender, the branch or office of such Lender (being, in the case of the Operating Lender, the Operating Lender's Branch of Account) located at the address set forth opposite such Lender's name on Schedule A to this Agreement or in its Lender Transfer Agreement or such other branch or office in Canada or the United States as such Lender may from time to time advise the Borrower and the Agent in writing; provided that, for purposes of delivering any notice required to be delivered by the Agent to a Lender pursuant to Section 12.6 and for purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify in writing to the Agent any other branch or office of such Lender in Canada or the United States and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Toronto, Ontario, Calgary, Alberta, Montreal, Quebec and, in respect of any matters involving U.S. Dollars, a day on which banking institutions are also open for the transaction of commercial business in New York, New York; provided that, (a) when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, the term "Business Day" means any such day that is also a U.S. Government Securities Business Day and (b) when used in any calculation or determination involving a CORRA Loan, the term "Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Toronto, Ontario;

"Canadian Dollars", "Cdn. Dollars" and the symbol "Cdn. $" each mean lawful money of Canada;

"Canadian Loan Parties" means those Loan Parties which are incorporated or formed under the laws of Canada or a province or territory thereof, and "Canadian Loan Party" means any of them;

"Capital Lease" means, with respect to any Person, any lease or other arrangement relating to real or personal property which should, in accordance with GAAP, be accounted for as a capital lease on a balance sheet of such Person, provided that any lease, whether entered into before or after December 31, 2018, which would have been accounted for as an operating lease under GAAP as in effect on December 31, 2018 shall be deemed to not constitute a Capital Lease;

"Capitalized Lease Obligations" means, at any time, the amount of any obligation which would, in accordance with GAAP, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of the Borrower;

"Cash Collateral Account" means an account with the Agent, or such other financial institution as designated by the Agent, from which the Borrower does not have any withdrawal rights or privileges until repayment of the Borrowings in full, termination of the Total Commitment and termination of this Agreement, except to apply the amount represented thereby to the Borrowings or a portion thereof, which account and all funds credited thereto and interest earned thereon (which interest shall be at the prevailing rate of the Agent or such other financial institution, as the case may be, for demand deposits of comparable amounts) shall be the subject of a Security Interest in favour of the Agent on behalf of the Lenders;

"Cash Equivalents" means, without duplication, as to any Person:

(a)	Canadian Dollars or United States Dollars;

(b)	securities issued by or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal government of the United States is pledged in support of those securities) having maturities of not more than 365 days from the date of acquisition;

(c)	certificates of deposit, guaranteed investment certificates and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances or bearer deposit notes with maturities not exceeding 365 days and overnight bank deposits, in each case, with the Agent, any Lender or with any United States commercial bank or any Canadian chartered bank (or comparable financial institution, including ATB Financial) having capital and surplus in excess of Cdn.$500,000,000 and a senior unsecured rating of "A-" or better by S&P and "A3" or better by Moody's;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in subparagraphs (b) and (c) above entered into with any financial institution meeting the qualifications specified in subparagraph (c) above;

(e)	commercial paper rated at least P-l by Moody's or A-l by S&P or at least R-l by DBRS and in each case maturing within 365 days after the date of acquisition; and

(f)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in subparagraphs (a) through (f) of this definition.

"Cash Management Facilities" means any cash management, treasury, depository, purchasing card or similar facilities provided for under any Cash Management Facility Agreements;

"Cash Management Facility Agreements" means any agreement to provide facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer, wire transfer, spot foreign exchange transaction, cash pooling and other cash management arrangements and commercial credit card and merchant card services or any similar transactions between a Loan Party and any Lender or Affiliate thereof;

"Cash Management Facility Demand for Repayment" means a demand made by a Cash Management Facility Provider pursuant to a Cash Management Facility Agreement demanding repayment of all obligations thereunder;

"Cash Management Facility Indebtedness" means, as at any time, the aggregate amount owing by the Loan Parties under any and all Cash Management Facility Agreements;

"Cash Management Facility Providers" means any Lender (or its Affiliate) providing Cash Management Facilities;

"Certificated Service Rigs" means a service rig, including a truck-mounted service rig, which is subject to a certificate of title statute of a state of the United States for the purposes of the Uniform Commercial Code;

"Change of Control" means the occurrence of either of the following events:

(a)	a Person or combination of Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta)) becomes the beneficial owner of or controls, directly or indirectly, Voting Shares of the Borrower which, together with all other Voting Shares of the Borrower held by such Persons, represent fifty percent (50%) or more of all outstanding Voting Shares of the Borrower on a fully diluted basis, provided that a Person shall be deemed to have beneficial ownership of Voting Shares if it has the right to acquire such Voting Shares, whether such right is exercisable immediately or only after the passage of time; or

(b)	a Specified Change of Control;

"Circumstance" has the meaning ascribed to it in Section 11.2;

"Code" means the Internal Revenue Code of 1986 of the United States of America, as amended from time to time;

"Collateral" is a collective reference to all present and after-acquired property, assets, rights and things (whether real, personal or mixed), tangible and intangible, and the proceeds and products thereof, subjected or intended to be subjected from time to time to any Security Interest under any of the Security;

"Collateral Agent" has the meaning ascribed to it in Section 6.11;

"Commitment" means each Lender's Syndicated Facility Commitment or Operating Facility Commitment, as the case may be or, if the context so requires, the aggregate thereof;

"Communications" has the meaning ascribed to it in Section 14.19;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule E executed by a senior officer (including for certainty the chief financial officer or vice president finance (or the substantial equivalent of any of the foregoing)) or treasurer of the Borrower;

"Conforming Changes" means, with respect to either the use or administration of any Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of "Prime Rate", "U.S. Base Rate", "Business Day", "U.S. Government Securities Business Day", "Interest Period", "Interest Date" or any similar or analogous definition (or the addition of a concept of "interest period" in respect of the foregoing, or any similar or analogous definition in respect of the foregoing, the timing and frequency of determining rates and making payments of interest, the timing of Borrowing Notices, Conversion Notices, Rollover Notices or Repayment Notices, the applicability and length of lookback periods, the applicability of Section 11.6 (an other breakage provisions) and other technical, administrative or operational matters) that the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent or the Operating Facility Lender, as applicable, the Operating Lender (as the case may be) in a manner substantially consistent with market practice (or if the Agent (in consultation with the Operating Lender, in the case of the Operating Facility)) decides that adoption of any portion of such market practice is not administratively feasible or if the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Loan Documents);

"Consenting Lender" has the meaning ascribed to it in Section 3.6(b);

"Consolidated Adjusted EBITDA" means, for any period, Consolidated EBITDA for such period after excluding therefrom (without duplication) any net income of (and not adding back or deducting any amounts related to) an Excluded Subsidiary for such period to the extent such net income has been distributed to such Excluded Subsidiary directly or indirectly by a Material Subsidiary and remains in such Excluded Subsidiary and has not been distributed to, or invested (by way of loan, equity investment or otherwise) in, the Borrower or a Material Subsidiary;

"Consolidated EBITDA" means, for any period, Consolidated Net Income for such period plus, without duplication and to the extent reflected as a charge in the determination of such Consolidated Net Income for such period, the sum of:

(a)	income tax expense, including interest and penalties thereon;

(b)	interest expense, amortization or write-off of debt discount (including original issue discount) and debt issuance costs and commissions, discounts, prepayment premiums and other fees and charges associated with Debt;

(c)	depreciation, non-cash depletion and amortization expense;

(d)	amortization of intangibles (including, but not limited to, goodwill) and organization costs and any other non-cash expenses and charges in the period (including non-cash foreign exchange expenses);

(e)	any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on the sale of assets outside of the ordinary course of business), all in the case of clauses (a) through (e) above, as determined on a consolidated basis; and

(f)	for purposes of any determination of Consolidated EBITDA for any four Fiscal Quarter period, the amount of any documented extraordinary, non-recurring or unusual restructuring charges incurred during any such period, to the extent reasonable back-up is provided to support such costs upon request by the Agent; provided, that the aggregate amount of such costs that relate to acquisitions that may be added to Consolidated EBITDA for any such four Fiscal Quarter period pursuant to this clause (f) shall not exceed U.S. $50,000,000;

and minus:

(g)	to the extent included in the determination of such Consolidated Net Income for such period, the sum of (i) interest income, (ii) any extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, gains on the sales of assets outside of the ordinary course of business), (iii) income tax credits (to the extent not netted from income tax expense) and (iv) any other non-cash income (including non-cash foreign exchange income), all, in the case of clauses (i) through (iv) above, as determined on a consolidated basis; and

(h)	all cash payments in respect of non-cash charges added back in computing Consolidated EBITDA in prior periods.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive Fiscal Quarters, (i) if at any time during such period the Borrower or any Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such period shall be reduced after giving pro forma effect thereto by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and (ii) if during such period the Borrower or any Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Material Acquisition occurred on the first day of such period;

"Consolidated Interest Coverage Ratio" means, as at the end of a Fiscal Quarter, the ratio of Consolidated Adjusted EBITDA for the four Fiscal Quarters ending at the end of such Fiscal Quarter to Consolidated Interest Expense for the four Fiscal Quarters ending at the end of such Fiscal Quarter;

"Consolidated Interest Expense" means, for any period, interest expense (including that attributable to Capital Lease Obligations) of the Borrower and its Subsidiaries for such period with respect to all outstanding Debt of the Borrower and its Subsidiaries (including all commissions, discounts in respect of bankers' acceptances and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs under Swaps in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP and, for the avoidance of doubt, excluding any debt discount (including original issue discount), debt issuance costs and commissions, brokerage fees, underwriter fees and other upfront fees and other fees associated with Debt) determined on a consolidated basis in accordance with GAAP, as the same would be set forth or reflected in a consolidated statement of income of the Borrower minus total interest income of the Borrower and its Subsidiaries, in each case determined on a consolidated basis in accordance with GAAP, as the same would be set forth or reflected in a consolidated statement of income of the Borrower;

"Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded:

(a)	the income (or deficit) of any Person (other than a Subsidiary of the Borrower) in which the Borrower or any of its Subsidiaries has an ownership interest, except to the extent that any such income is actually received by the Borrower or such Subsidiary in the form of dividends or similar distributions; and

(b)	the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation (other than under any Loan Document) or requirement of law applicable to such Subsidiary;

"Consolidated Net Tangible Assets" means, at any time, the total assets of the Borrower and its Subsidiaries properly classified as such on a consolidated balance sheet of the Borrower in accordance with GAAP, less, to the extent included in a determination of total assets, and without duplication:

(a)	any Intangible Assets of the Borrower and its Subsidiaries; and

(b)	any minority interests in Subsidiaries.

"Consolidated Senior Debt" means, on any date of determination, the aggregate of the following (without duplication):

(a)	Debt included in the Obligations;

(b)	Cash Management Facility Indebtedness;

(c)	to the extent the same are due and payable and have not been paid as and when required by the Lender Swaps governing the same, the Swap Indebtedness;

(d)	Debt included in paragraph (k) of the definition of "Permitted Encumbrances";

(e)	Debt included in the Bilateral Operating Facility Indebtedness; and

(f)	Debt included in the obligations secured by the Permitted Encumbrances referenced in paragraphs (j), (p) and (s) of the definition thereof;

"Consolidated Senior Debt to Adjusted EBITDA Ratio" means, as at the end of a Fiscal Quarter, the ratio of Consolidated Senior Debt as at the end of such Fiscal Quarter to Consolidated Adjusted EBITDA for the four Fiscal Quarters ending at the end of such Fiscal Quarter;

"Consolidated Total Debt" means, as at any time, and as determined in accordance with GAAP for the Borrower on a consolidated basis and without duplication (with any amounts owing in a currency other than Cdn. Dollars being calculated at the Equivalent Amount in Cdn. Dollars), all Debt but excluding in any event (without duplication) Convertible Debt;

"Consolidated Total Debt to Adjusted EBITDA Ratio" means, as at the end of a Fiscal Quarter, the ratio of Consolidated Total Debt as at the end of such Fiscal Quarter to Consolidated Adjusted EBITDA for the four Fiscal Quarters ending at the end of such Fiscal Quarter;

"Conversion" means a conversion of a Borrowing (other than a Letter of Credit) or part thereof from one basis of Borrowing to another (other than a Letter of Credit);

"Conversion Date" means each Business Day that the Borrower has notified the Agent or the Operating Lender, as applicable, as the date on which the conversion of a Borrowing or a portion thereof is to be made pursuant to a request from the Borrower under Section 3.12;

"Conversion Notice" means a notice to effect a Conversion delivered under Section 3.12 and substantially in the form of Schedule D with all applicable blanks completed;

"Convertible Debt" means any convertible subordinated debentures or notes created, issued or assumed by the Borrower which have all of the following characteristics:

(a)	an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, issued or assumed;

(b)	no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payment which can be satisfied by the delivery of shares as contemplated in paragraph (f) of this definition and other than on a change of control of the Borrower where a Change of Control also occurs under this Agreement) prior to the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, issued or assumed;

(c)	upon and during the continuance of a Default, an Event of Default or acceleration of the time for repayment of any Secured Obligations which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such obligations and no payments shall be made under such debentures or notes and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)	upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such person, or otherwise), all Secured Obligations shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)	the occurrence of a Default or Event of Default under this Agreement or the acceleration of the time for repayment of any of the Secured Obligations or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)	cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof;

provided, however, that notwithstanding the foregoing provisions of this paragraph (e) (but, for certainty, without limiting or affecting in any manner whatsoever the other provisions of this definition), such debentures or notes and the indenture or agreement governing the same may provide that an event of default under another indenture, agreement or instrument evidencing Debt of a Loan Party which has resulted in (A) Debt thereunder in excess of U.S.$50,000,000 being accelerated, and (B) the holders of such Debt being entitled to commence, and such holders having commenced, the enforcement of the security they hold for such Debt (if any) or the exercise of any other creditors' remedies to collect such Debt, may constitute an "event of default" under and as defined in such debentures or notes and the indenture or agreement governing the same; and

(f)	payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Borrower, by delivering shares of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such shares are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"CORRA" means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator);

"CORRA Interpolated Rate" means, for any Term CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term CORRA for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non-Standard Interest Period of such Term CORRA Loan and (b) the Adjusted Term CORRA for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non-Standard Interest Period of such Term CORRA Loan, in each case, at such time; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one (1) month's duration;

"CORRA Loans" means Term CORRA Loans and Daily Compounded CORRA Loans;

"Covered Entity" means any of the following:

(a)	a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)	a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)	a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

"Covered Party" has the meaning ascribed to it in Section 14.17;

"Credit Facilities" means, collectively, the Syndicated Facility and the Operating Facility and "Credit Facility" means either of them;

"CPA" means the CPA Canada or any successor thereto;

"Daily Compounded CORRA" means, for any day in an Interest Period, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback of five (5) Business Days without observational shift) being established by the Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Agent decides that any such methodology or convention is not administratively feasible for the Agent, then the Agent may establish another methodology or convention in its discretion, acting reasonably; and provided that if the applicable administrator has not provided or published CORRA and a Benchmark Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA;

"Daily Compounded CORRA Adjustment" means [Redacted] ([Redacted] basis points) per annum for an Interest Period of one (1) month’s duration, and [Redacted] ([Redacted] basis points) per annum for an Interest Period of three (3) months’ duration;

"Daily Compounded CORRA Loans" means the advances or any portion thereof made available by the Lenders to the Borrower pursuant to Sections 3.7, 3.12 or 3.13 and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.4(b);

"Daily Simple SOFR" means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided that, if the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) decides that any such convention is not administratively feasible for the Agent, then the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) may establish another convention in its discretion, acting reasonably;

"Daily Simple SOFR Adjustment" means, with respect to Daily Simple SOFR, [Redacted] ([Redacted] basis points) per annum;

"Debt" means, of any Person at any date, without duplication:

(a)	all indebtedness of such Person for borrowed money;

(b)	all obligations of such Person for the deferred purchase price of property or services (other than (i) current trade payables incurred in the ordinary course of such Person's business and (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable);

(c)	all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments;

(d)	all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(e)	all Capital Lease Obligations of such Person;

(f.1)	all obligations of such Person arising pursuant or in relation to bankers' acceptances (including payment and reimbursement obligations in respect thereof);

(f.2)	all obligations of such Person arising pursuant or in relation to letters of credit and letters of guarantee, or indemnities issued in connection therewith, supporting or otherwise issued in respect of the indebtedness or other obligations of any other Person which would otherwise constitute Debt of such other Person within the meaning of this definition;

(f.3)	all obligations of such Person with respect to unreimbursed drawings under all other letters of credit and letters of guarantee;

(g)	the obligations of such Person under or in connection with any asset securitization program (which shall be deemed to be equal to the net proceeds received by such Person thereunder);

(h)	the liquidation value of all preferred capital stock of such Person which is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, at the option of the holder thereof, or matures or is mandatorily redeemable, in whole or in part, on or prior to the latest Maturity Date of any Lender then in effect under this Agreement;

(i)	all guarantee obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (h) above;

(j)	all obligations of the kind referred to in clauses (a) through (i) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation; and

(k)	actual amounts owed by such Person under Swaps of such Person upon termination (including early termination) of such Swaps, including, without limitation, net settlement amounts payable upon maturity and termination payments payable upon termination, less:

(i)	for the purposes of determining Consolidated Senior Debt only, the aggregate amount of Deposited Cash in excess of Cdn. $50,000,000 (or the Equivalent Amount in U.S. Dollars); and

(ii)	for the purposes of determining Consolidated Total Debt only, the aggregate amount of Deposited Cash in excess of Cdn. $50,000,000 (or the Equivalent Amount in U.S. Dollars);

"Default" shall mean the occurrence of any of the events specified in Section 10.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

"Default Right" has the meaning ascribed to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable;

"Defaulting Lender" means any Lender:

(a)	that has failed to fund any payment or its portion of any Accommodations required to be made by it hereunder or to purchase any participation required to be purchased by it hereunder and under the other Loan Documents;

(b)	that has notified the Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)	that has failed, within three (3) Business Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with the terms of this Agreement relating to its obligations to fund prospective Accommodations;

(d)	that has otherwise failed to pay over to the Borrower, the Agent, a Fronting Lender or any other Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due, unless the subject of a good faith dispute;

(e)	in respect of which a Lender Insolvency Event has occurred in respect of such Lender or its Lender Parent;

(f)	that has, or that has a Lender Parent that has, become the subject of a Bail-In Action; or

(g)	with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing, that it is of the view that it is more likely than not that such Lender shall become a Defaulting Lender pursuant to paragraphs (a) to (f), inclusive, of this definition;

"Defaulting Lender Exposure" has the meaning ascribed to it in Section 11.9(d);

"Defined Benefit Plan" means a pension plan registered under the Income Tax Act (Canada), the Employment Pension Plans Act (Alberta) or any other applicable pension standards legislation which contains a "defined benefit provision", as such term is defined in subsection 147.1(1) of the Income Tax Act (Canada).

"Demand for Repayment" means delivery of an Acceleration Notice, a Swap Demand for Payment, a Bilateral Operating Facility Demand for Repayment or a Cash Management Facility Demand for Repayment;

"Deposit Account Control Agreement" means a deposit account control agreement or other similar agreement in respect of deposit accounts, such agreement to be in such form as may be required, pursuant to Applicable Law in the jurisdiction governing the creation and perfection of a Security Interest over such accounts, to create a valid and perfected Security Interest over such accounts and otherwise in form and substance satisfactory to the Agent, acting reasonably;

"Deposited Cash" means unrestricted cash on hand held on deposit with any Lender (or an Affiliate of any Lender) and that is subject to a perfected Security Interest in favour of the Agent, including, without limitation, pursuant to a Deposit Account Control Agreement;

"Disposition" means, with respect to any property or asset, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition, whether direct or indirect, and "Dispose" has a similar meaning;

"Distribution" by a Person means:

(a)	any declaration, payment or setting aside for payment of any dividend, return of capital or other distribution on or in respect of any of the share, partnership or trust capital of such Person;

(b)	any redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any of the share, partnership or trust capital of such Person or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for share, partnership or trust capital of such Person, including options, warrants, conversion or exchange privileges and similar rights;

(c)	the payment of any principal, interest, fees, redemption amounts or other amounts on or in respect of any loans, advances or other indebtedness (including, without limitation, Convertible Debt) owing at any time by such Person to a Related Party of such Person (excluding any payment of any such amounts in respect of Specified Unsecured Debt and any Refinancing Specified Unsecured Debt in respect thereof);

(d)	any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a Related Party of such Person except where any such payment is made to any such Related Party in such Related Partys' capacity as an officer, director or employee of such Person in the ordinary course of business; or

(e)	the transfer by the Person of any property or assets for consideration of less than its or their fair market value to a Related Party,

whether any of the foregoing is made, paid or satisfied in or for cash, property or both;

"Drawdown" means the advance of a Borrowing other than as a result of a Conversion, Rollover or a drawing under a Letter of Credit;

"Drawdown Date" means each Business Day on which Borrowings are to be made pursuant to a request from the Borrower under Section 3.7;

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a Lender Parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its Lender Parent;

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway;

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;

"Effective Date" means the date on which the conditions precedent under Section 8.1 have been satisfied;

"Environmental Laws" means all Applicable Laws and Governmental Actions regarding the environment or pursuant to which Environmental Liabilities could arise or have arisen, including, without limitation, all Applicable Laws and Governmental Actions relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"Environmental Liabilities" means any and all liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of Applicable Laws, including, without limitation, all liabilities arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing;

"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the daily average exchange rate quoted by the Bank of Canada at approximately the close of business on such date of determination; provided that, if such daily average exchange rate is for any reason unavailable, it shall mean the spot rate of exchange for wholesale transactions quoted by the Agent at approximately noon (Toronto time) on such date in accordance with its usual practice or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination; and further provided that, notwithstanding the foregoing or anything else in this Agreement and solely for the purposes of calculating "Consolidated Senior Debt" and "Consolidated Total Debt" (including for purposes of paragraphs  (a) and (b) of the definition of "Debt"), any Debt denominated in U.S. Dollars with respect to which the Borrower has entered into a currency Swap with a Lender or a Person that was a Lender at the time the relevant currency Swap was entered into will be calculated at the effective rate of exchange to Cdn. Dollars set forth in the agreement documenting the applicable currency Swap to the extent of the foreign currency notional amount of U.S. Dollars to which such currency Swap applies;

"ERISA" means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time;

"ERISA Affiliate" means, any trade or business (whether or not incorporated) that, together with the Borrower or any Subsidiary of the Borrower, is treated as a single employer under Section 414 of the Code;

"ERISA Event" means:

(a)	any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events for which the 30 day notice period has been waived;

(b)	any failure by any Pension Plan to satisfy the minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 303 of ERISA) applicable to such Pension Plan;

(c)	the filing pursuant to Section 412 of the Code or Section 303 of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan, the failure to make by its due date (including extensions thereof) a required payment under Section 430(j) of the Code with respect to any Pension Plan or the failure by the Borrower or any of its Subsidiaries or any ERISA Affiliate to make any required contribution to a Multiemployer Plan;

(d)	the incurrence by the Borrower or any of its Subsidiaries or any ERISA Affiliate of any material liability under Title IV of ERISA including but not limited to the imposition of any material Security Interest in favor of the Pension Benefit Guaranty Corporation (or any Successor) or any Pension Plan;

(e)	a determination that any Pension Plan is, or is expected to be, in "at risk" status (within the meaning of Section 430(i) of the Code);

(f)	the appointment of a trustee to administer any Pension Plan under Section 4042 of ERISA;

(g)	the incurrence by the Borrower or any of its Subsidiaries or any ERISA Affiliate of any material liability with respect to the withdrawal or partial withdrawal from any Pension Plan or Multiemployer Plan or a determination that a Multiemployer Plan is, or is reasonably expected to be, insolvent, in reorganization or in endangered or critical status, within the meaning of Section 432 of the Code or Section 305 of ERISA; or

(h)	any other event with respect to a Plan or Plans that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

"Erroneous Payment" has the meaning ascribed to it in Section 12.21(a);

"Erroneous Payment Deficiency Assignment" has the meaning ascribed to it in Section 12.21(d);

"Erroneous Payment Impacted Facilities" has the meaning ascribed to it in Section 12.21(d);

"Erroneous Payment Return Deficiency" has the meaning ascribed to it in Section 12.21(d);

"Erroneous Payment Subrogation Rights" has the meaning ascribed to it in Section 12.21(d);

"Escrow Funds" has the meaning ascribed thereto in Section 10.4;

"EU Bail-ln Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time;

"Event of Default" means any of the events or circumstances specified in Section 10.1;

"Excluded Subsidiary" means a Subsidiary of the Borrower (other than a Material Subsidiary) which has a direct ownership interest in a Material Subsidiary;

"Excluded Taxes" means:

(a)	all Taxes based on, measured by or with respect to the Agent's or a Lender's net or gross income, gains, capital, receipts, franchises, excess profits or conduct of business (unless such Taxes are in lieu of any Taxes a Loan Party would otherwise be required to pay hereunder) that are Taxes imposed in a jurisdiction or any political subdivision thereof as a consequence of the Agent or applicable Lender carrying on a trade or business or having a permanent establishment in that jurisdiction or otherwise being organized under the laws of or being a resident in that jurisdiction;

(b)	all U.S. federal withholding Taxes imposed under FATCA, and any Taxes or penalties arising from a Lender's failure to properly comply with such Lender's obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction; and

(c)	any Taxes imposed on a payment or deemed payment by reason of the recipient (i) not dealing at arm's length (within the meaning of the Income Tax Act (Canada)) with the Borrower, (ii) being a "specified shareholder" of the Borrower (within the meaning of subsection 18(5) of the Income Tax Act (Canada)), (iii) not dealing at arm's length (within the meaning of the Income Tax Act (Canada)) with a "specified shareholder" of the Borrower, in each case, at the time of payment or deemed payment, including, in each case, all interest and penalties with respect thereto or (iv) being a "specified entity" (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the Borrower, except, in each case, where such relationship arises in connection with or as a result of the recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any rights under this Agreement or any other Loan Document;

"Executive Order" means the executive order No. 13224 of 23 September 2011, entitled "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism";

"Existing Credit Agreement" means the amended and restated credit agreement dated as of April 15, 2016, as amended by a first amending agreement made as of January 20, 2017, a second amending agreement made as of November 21, 2017, a third amending agreement made as of November 30, 2018, a fourth amending agreement made as of June 14, 2019, a fifth amending agreement made as of November 22, 2019, a sixth amending agreement made as of April 9, 20200, a seventh amending agreement made as of June 18, 2021 and an eighth amending agreement made as of May 31, 2023, among, inter alia, the Borrower, as borrower, a syndicate of financial institutions as lenders, and RBC, as administrative agent;

"Extending Lender" has the meaning ascribed to it in Section 3.3(b);

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the Code;

"FCPA" means the Foreign Corrupt Practices Act of 1977 (United States), including any subordinate legislation thereunder;

"Federal Funds Rate" means, on any day, the rate per annum calculated by the Federal Reserve Bank of New York, based on such day's federal funds transactions by depository institutions, as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time and as published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate, or, if such day is not a Business Day, such rate for the immediately preceding Business Day, for which the same is published or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that if the Federal Funds Rate as determined above is less than the Floor on any day, then the Federal Funds Rate shall be deemed to be the Floor on such day;

"Federal Reserve Board" or "Federal" means the Board of Governors of the Federal Reserve System of the United States of America (or any successor);

"Financial Assistance" means, with respect to any Person and without duplication, any loan, guarantee, undertaking to assume, endorsement, indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, investment or other form of direct or indirect financial assistance or support of any other Person or any obligation (contingent or otherwise), in each case, primarily for the purpose of enabling another Person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of such other Person against loss in respect of the Debt of such other Person, and includes any guarantee of or indemnity in respect of Debt of such other Person and, in any event includes, any absolute or contingent obligation to (directly or indirectly):

(a)	advance or supply funds for the payment or purchase of any Debt of any other Person;

(b)	purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Debt or to assure the holder thereof against loss;

(c)	guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other Person from or against any losses, liabilities or damages in respect of Debt;

(d)	make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof to a Person for the primary purpose referred to above; or

(e)	make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another Person, in each case, for the primary purpose referred to above.

provided, however, that the term "Financial Assistance" shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations entered into in connection with any acquisition or disposition of assets permitted by this Agreement.

The amount of any Financial Assistance is the amount of any loan or direct or indirect financial assistance or support, without duplication, given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is limited to such determinable amount;

"Financial Calculation" has the meaning ascribed to it in Section 1.5(b);

"Financial Letter of Credit" means any Letter of Credit issued by a Fronting Lender which such Fronting Lender in accordance with its usual and customary practices determines is a "financial letter of credit" for capital adequacy purposes;

"First Nations" means any first nations, Métis and/or indigenous and/or aboriginal Person(s), tribe(s) and/or band(s) of Canada.

"First Nations Investment Vehicle" means any Person which is (a) majority owned or controlled by one or more First Nations groups or Affiliates thereof and (b) created or formed to hold equity interests in a First Nations JV Entity.

"First Nations JV Entity" means any direct or indirect Subsidiaries of the Borrower formed for the sole purpose of establishing a limited partnership joint venture with one or more First Nations or First Nations Investment Vehicles and which has been designated as a First Nations JV Entity by notice in writing from the Borrower to the Agent; provided that any such designation of a First Nations JV Entity may be subsequently revoked by the Borrower by notice in writing to the Agent and provided, further, that any First Nations JV Entity which has been the subject of any such revocation may not be subsequently re-designated as a First Nations JV Entity.

"Fiscal Quarter" means the three (3) month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"Fiscal Year" means the Borrower's fiscal year currently commencing on January 1 of each year and ending on December 31 of such year;

"Floor" means 0.00% per annum;

"Foreign Currency" means any currency other than Cdn. Dollars or U.S. Dollars;

"Foreign Jurisdiction" means a jurisdiction other than Canada or the United States;

"Fronted LC Commitment" means, with respect to each Fronting Lender, such Fronting Lender's obligation to issue Letters of Credit (or, if so specified, certain types of Letters of Credit) on behalf of the Syndicated Lenders for the account of the Borrower, subject to the terms of this Agreement, in an aggregate amount not at any time in excess of the amount set forth opposite such Lender's name in Schedule A hereto, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender, the Agent and the Borrower;

"Fronting LC Cap" means U.S. $200,000,000;

"Fronted Letter of Credit" means a Letter of Credit issued by a Fronting Lender for the account of the Lenders;

"Fronting Fee Rate" means the per annum fee to be charged by a Fronting Lender for the issuance of a Fronted Letter of Credit by such Fronting Lender as agreed to from time to time between such Fronting Lender and the Borrower;

"Fronting Lenders" means: (a) as at the date hereof, Royal Bank of Canada, The Toronto-Dominion Bank, Fédération des caisses Desjardins du Québec and ATB Financial, and (b) such other Syndicated Lenders as may be selected by the Agent and the Borrower, with the concurrence of such other Syndicated Lenders, which assume in writing with the Borrower and the Agent the obligations of issuing Letters of Credit on behalf of the Syndicated Lenders under the Syndicated Facility to the extent of such Lender's Fronted LC Commitment, and "Fronting Lender" means any one of them as the context requires;

"GAAP" means generally accepted accounting principles which are in effect from time to time in Canada including, for certainty, IFRS (but only to the extent IFRS is adopted by CPA or any successor thereto as generally accepted accounting principles in Canada and, then, subject to such modifications thereto as are agreed by CPA);

"Governmental Action" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any Person directly or indirectly controlled by any of the foregoing;

"IFRS" means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the "IASC Foundation"), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation;

"Indemnified Liabilities" has the meaning ascribed to it in Section 11.7;

"Indemnified Taxes" means Taxes other than Excluded Taxes;

"Indemnitee" has the meaning ascribed to it in Section 11.7;

"Information" has the meaning ascribed to it in Section 13.4;

"Insolvency Event" has the meaning ascribed to it in Section 10.2;

"Intangible Assets" means assets which would be treated as intangibles under GAAP, including, without limitation, such items as goodwill, trade marks, trade names, service marks, copyrights, patents and licenses, and expense and organization expenses;

"Intellectual Property" means the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under Canadian, United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses, technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom;

"Interest Date" means:

(a)	with respect to each Prime Loan and U.S. Base Rate Loan, the first Business Day of each Fiscal Quarter; and

(b)	with respect to each SOFR Loan and CORRA Loan, the last day of each applicable Interest Period and, in addition, if such Interest Period has a duration of more than three (3) months, the Business Day occurring every three (3) months after the first (1st) day of such Interest Period, provided that, in any case, the Maturity Date applicable to a Credit Facility or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Date with respect to all Loans then outstanding under such Credit Facility;

"Interest Period" means:

(a)	in respect of each SOFR Loan, a period of one (1), three (3) or six (6) months or such shorter period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such SOFR Loan; and

(b)	in respect of each CORRA Loan, a period of one (1) or three (3) months or such shorter period as may be agreed to by all of the applicable Lenders (in each case, subject to the market availability thereof), with respect to such CORRA Loan;

provided that, (a) the Interest Period shall commence on and include the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such Benchmark Loan and end on and include the last day of such period and thereafter, each successive Interest Period shall commence on and include the last day of the prior Interest Period and end on and include the last day of such successive Interest Period; (b) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; (c) whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month; (d) no Interest Period in respect of a given Lender shall extend beyond the Maturity Date applicable to such Lender; and (e) no tenor that has been removed from this definition pursuant to Section 11.5(d) shall be available for specification in any Borrowing Notice, Conversion Notice or Rollover Notice;

"Interest Rate Illegality Notice" has the meaning ascribed to it in Section 11.3(b);

"Investment" means any one or more of the following: (a) any purchase or other acquisition of equity interests of any Person; (b) any loan to any Person; (c) any other extension of credit to any Person, other than in the ordinary course of business; and (d) any capital contribution to any other Person, all to the extent the same does not otherwise constitute Financial Assistance. For the purposes of determining the amount of any Investment at any time, such amount shall be the cash amount (in respect of Investments made in cash) or fair market value (in all other cases), of such Investment as of the date such Investment was made;

"ISDA Master Agreement" means:

(c)	the 1992 or 2002 International Swaps and Derivatives Association, Inc. Master Agreement (Multi Currency-Cross Border) as from time to time amended, restated or replaced by the International Swaps and Derivatives Association, Inc.; and

(d)	in respect of physically settled commodity swaps, such agreements as are usual and customary with respect thereto;

and, in each case, as used in this Agreement in relation to Lender Swaps, means the form of such agreement as entered into between a Loan Party and the applicable Swap Lender;

"Judgment Currency" has the meaning ascribed to it in Section 13.2;

"Judicial Order" has the meaning ascribed to it in Section 3.9(l)(ii);

"LC Disbursements" has the meaning ascribed to it in Section 3.9(l);

"Lender Insolvency Event" means, in respect of a Lender, such Lender or its Lender Parent:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent, is deemed insolvent by Applicable Law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	(i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender's or Lender Parent's assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)	seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)	has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within fifteen (15) days thereafter;

(h)	causes or is subject to any event with respect to it which, under the Applicable Law of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (g) above, inclusive; or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing;

"Lender Parent" means any Person that directly or indirectly controls a Lender and, for the purposes of this definition, "control" shall have the same meaning as set forth in the definition of "Affiliate" contained herein;

"Lender Swap" means any Swap entered into by any Loan Party where the other party (other than such Loan Party), at the time the Transaction was entered into under such Swap, is a Lender or an Affiliate of a Lender, whether or not such Lender remains a Lender thereafter;

"Lender Transfer Agreement" means an agreement substantially in the form attached hereto as Schedule G;

"Lender's Proportion" means, at any time prior to the Adjustment Time with respect to each Lender and each Credit Facility, the proportion that such Lender's Commitment in respect of the Credit Facilities bears to the Total Commitments of all Lenders in respect of all Credit Facilities at such time and, if such Total Commitment is cancelled or terminated,

"Lender's Proportion" shall mean the Lender's Proportion of such Lender in effect immediately prior to such cancellation or termination; provided however, that when such term is used in reference to or in relation to:

(a)	the Operating Facility, the Lender's Proportion for the Operating Lender shall be one hundred percent (100%) and for all other Lenders shall be zero percent (0%); and

(b)	the Syndicated Lenders, the Lender's Proportion for a Syndicated Lender shall be the proportion that the Syndicated Facility Commitment of such Syndicated Lender bears to the Total Syndicated Facility Commitment at such time;

"Lenders" means each of the financial institutions named on the signature pages hereto as Lenders (including, for certainty, the Operating Lender), including RBC in its capacity as a Lender but excluding RBC in its capacity as the Agent; and any other financial institution which is a Permitted Assignee that has executed a Lender Transfer Agreement pursuant to Section 13.1 which Lender Transfer Agreement has been executed by the assignee and the Agent, and "Lender" means any one of them;

"Letter of Credit" means a standby or documentary letter of credit or letter of guarantee in Cdn. Dollars, U.S. Dollars or any other currency acceptable to the Agent and the applicable Fronting Lender, issued by the Fronting Lender at the request of the Borrower pursuant to this Agreement;

"Letter of Credit Application" has the meaning ascribed to it in Section 3.9(i)(i);

"Letter of Credit Fee" means a fee based on the applicable Consolidated Total Debt to Adjusted EBITDA Ratio from the definition of "Applicable Margin" and expressed as a rate per three hundred and sixty-five (365) day period with respect to Letters of Credit issued by a Fronting Lender (on behalf of the Syndicated Lenders) hereunder plus, in the case of documentary Letters of Credit, the administrative costs and expenses incurred by such Fronting Lender in connection with the issuance of such Letters of Credit;

"Loan Documents" means this Agreement, the Loan Party Guarantee, the Security, each application and indemnity with respect to a Letter of Credit, all other agreements, certificates, instruments and documents delivered by or on behalf of any Loan Party in connection herewith or therewith from time to time and all future renewals, extensions, or restatements of, or amendments, modifications or supplements to, all or any part of the foregoing;

"Loan Parties" means, collectively, the Borrower and each Material Subsidiary and "Loan Party" means any of them;

"Loan Party Guarantee" means the loan party guarantee dated as of November 17, 2010, as amended or supplemented from time to time, provided by the Loan Parties in favour of the Agent on behalf of the Lenders with respect to the payment and performance of the Secured Obligations;

"Loans" means Prime Loans, U.S. Base Rate Loans, SOFR Loans and CORRA Loans;

"Majority Lenders" means:

(a)	during the continuance of a Default or an Event of Default when there are any Secured Obligations outstanding, and subject to Section 10.5(a), those Lenders to whom there is owing 50.1% or more of the aggregate Borrowings under the Credit Facilities; and

(b)	at any other time, those Lenders whose Commitments are, in the aggregate, at least 50.1% of the Total Commitment;

"Mark-to-Market" means, in respect of any Swap and for any day on which the Mark-to-Market is calculated, the amount, if any, that would be payable by any Loan Party to a counterparty (expressed as a positive number, a "Positive Mark-to-Market") or by such counterparty to such Loan Party (expressed as a negative number, a "Negative Mark-to-Market"), estimated by making at mid-market the calculations required by the ISDA Master Agreement between such counterparty, on the one hand, and such Loan Party, on the other hand, as if such ISDA Master Agreement were being terminated as a result of a Termination Event (as defined in the ISDA Master Agreement) with two Affected Parties (as defined in the ISDA Master Agreement) on that day of calculation;

"Material Acquisition" means any Acquisition that involves the payment of consideration by the Borrower and its Subsidiaries in excess of U.S. $25,000,000;

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, property, operations or condition (financial or otherwise) of the Loan Parties taken as a whole; or

(b)	the validity or enforceability of this Agreement or any other Loan Document or the rights or remedies of the Agent or the Lenders hereunder or thereunder;

"Material Disposition" means any disposition of property or series of related dispositions of property that yields gross proceeds to the Borrower or any of its Subsidiaries in excess of U.S. $25,000,000;

"Material Subsidiary" means any Subsidiary of the Borrower (i) referred to and meeting the criteria set forth in either or both of Section 9.1(t)(i) or 9.1(t)(ii), or (ii) designated by the Borrower as a Material Subsidiary in accordance herewith and as required by Section 9.1(t)(iii) or 9.1(t)(iv) or otherwise at the election of the Borrower; provided that, notwithstanding anything to the contrary herein, the First Nations JV Entities shall be deemed to not constitute Material Subsidiaries unless and until they (a) become Wholly-Owned Subsidiaries, (b) guarantee any Second Lien Debt or Permitted Unsecured Debt (and, in the case of (a) and (b) otherwise meet the criteria set forth in either or both of Section 9.1(t)(i) or 9.1(t)(ii)), or (c) are otherwise designated as Material Subsidiaries at the election of the Borrower.

"Maturity Date" means with respect to (a) the Syndicated Facility, the Syndicated Facility Maturity Date; and (b) the Operating Facility, the Operating Facility Maturity Date;

"Minor TLB Amortization" means, in the case (only) of term loans placed in the United States institutional term loan market, an amortization of principal not to exceed 1% per annum of the original principal amount and on terms and conditions customary for such term loans;

"Moody's" means Moody's Investors Service, Inc., its Affiliates and any successors thereto;

"Multiemployer Plan" means a Plan covered by Title IV of ERISA that is a multiemployer plan as defined in Section 4001(a)(3) of ERISA;

"Negative Mark-to-Market" has the meaning ascribed to it in the definition of Mark-to-Market;

"Non-Consenting Lenders" has the meaning ascribed to it in Section 3.6(c);

"Non-Extending Lender" has the meaning ascribed to it in Section 3.3(b);

"Non-Standard Interest Period" means, (a) with respect to a SOFR Loan, an Interest Period which is for a term other than one (1), three (3) or six (6) months and (b) with respect to a Term CORRA Loan, an Interest Period which is for a term other than one (1) or three (3) months;

"North American and Acceptable Secured Foreign Assets" means, without duplication:

(a)	those assets of the Canadian Loan Parties and the U.S. Loan Parties which are located in Canada, the United States or an Acceptable Foreign Jurisdiction; and

(b)	those assets of an Acceptable Foreign Material Subsidiary which are located in an Acceptable Foreign Jurisdiction where the Security Interest of the Security extends to such assets, and the Security constitutes a first perfected Security Interest (or equivalent security under local law, as determined by the Agent, acting reasonably) on such assets, as determined by the Agent, acting reasonably, subject only to Permitted Encumbrances;

"Obligations" means all indebtedness and obligations of the Borrower to the Agent and the Lenders under or in respect of the Credit Facilities;

"OFAC" means the Office of Foreign Assets Control of the United States Treasury Department;

"Operating Accommodations" has the meaning ascribed to it in Section 1.1 in the definition of "Accommodations";

"Operating Facility" has the meaning ascribed to it in Section 3.2(a)(ii);

"Operating Facility Commitment" means, with respect to the Operating Lender, its obligation to make Loans available to the Borrower, subject to the terms of this Agreement, in an aggregate amount not at any time in excess of U.S. $14,500,000, as such amount may hereafter be cancelled, reduced, increased or terminated from time to time pursuant to the provisions of this Agreement;

"Operating Facility Maturity Date" means initially June 28, 2027, unless such date is extended pursuant to Section 3.3 by the Operating Lender, in which case it shall be the date as so extended; provided that, if any Second Lien Debt or Specified Unsecured Debt (including, for certainty, the 2026 Notes, the 2029 Notes and any Refinancing Specified Unsecured Debt) remains outstanding on the date (each, an "Operating Facility Springing Maturity Date") which is 90 days prior to earliest maturity date or scheduled repayment or amortization date of any such Debt (other than, and disregarding for such purpose, the dates of any Minor TLB Amortization), then the Operating Facility Maturity Date shall be deemed to be the Operating Facility Springing Maturity Date;

"Operating Lender" means Woodforest National Bank in its capacity as the provider of the Operating Facility;

"Operating Lender's Account for Payments" means, with respect to payments made by the Borrower, those accounts maintained by the Operating Lender at the Operating Lender's Branch of Account referred to in the definition thereof or such other places or accounts as the Operating Lender may from time to time advise the Borrower and the Lenders in writing;

"Operating Lender's Branch of Account" means, the office of the Operating Lender located at 25231 Grogans Mill Road, 6th Floor, The Woodlands, TX 77380 (e-mail: cmbloanservicing@woodforest.com) or such other office or branch of the Operating Lender in the United States as the Operating Lender may from time to time advise the Borrower and the Lenders in writing;

"Participant" has the meaning ascribed to it in Section 13.1(b);

"Participation" has the meaning ascribed to it in Section 13.1(b);

"Participation Date" has the meaning ascribed to it in Section 3.9(d);

"Payment Recipient" has the meaning ascribed to it in Section 12.21(a);

"Pension Plan" means any Plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any Subsidiary of the Borrower or any ERISA Affiliate is (or, if such Plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in section 3(5) of ERISA;

"Permitted Assignee" has the meaning ascribed to it in Section 13.1(a);

"Permitted Dispositions" means, in respect of the Loan Parties:

(a)	the Disposition in the ordinary course of business of property that is obsolete, no longer useful for its intended purposes or being replaced in the ordinary course of business;

(b)	the sale of inventory in the ordinary course of business;

(c)	a Disposition resulting from an expropriation, involuntary taking or similar action by any government or the claims related thereto (including any receipt of proceeds related thereto or the subsequent sale or other disposition of any non cash consideration received therefrom);

(d)	the lease or sub-lease (excluding a Capital Lease) of any real or personal property in the ordinary course of business;

(e)	a Disposition of cash or Cash Equivalents pursuant to a bona fide transaction not prohibited under this Agreement;

(f)	any Disposition to a Loan Party (that has provided Security);

(g)	any Disposition that constitutes a Permitted First Nations Investment; and

(h)	the Disposition of any other assets, properties or undertaking for fair market value to third parties if (i) in each instance, the fair market value of any such Disposition does not exceed 15% of Consolidated Net Tangible Assets and (ii) the aggregate fair market value of all such Dispositions does exceed in 25% of Consolidated Net Tangible Assets during any consecutive rolling 3-year period (commencing on the Effective Date) and provided, that no Default or Event of Default has occurred and is continuing or would reasonably be expected to result therefrom.

"Permitted Encumbrances" means any of the following Security Interests or other encumbrances:

(a)	reservations, limitations, provisos and conditions expressed in any original grant from the Crown;

(b)	Security Interests for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, in conformity with GAAP;

(c)	carriers', warehousemen's, mechanics', builders', materialmen's, repairmen's or other like liens arising in the ordinary course of business that are not overdue for a period of more than 45 days or that are being contested in good faith by appropriate proceedings or that relate to amounts less than U.S. $5,000,000 in the aggregate or the Equivalent Amount in any other currency;

(d)	pledges or deposits made in connection therewith in the ordinary course of business in connection with workers' compensation, unemployment insurance, road transportation and social security regulations;

(e)	Security Interests on cash and Cash Equivalents and deposits to secure the performance of bids, tenders, trade contracts, warehouse receipts, take-or-pay obligations in supply arrangements, leases, statutory obligations, surety and appeal bonds, performance and completion bonds and other obligations of a like nature (other than in each case for borrowed money) incurred in the ordinary course of business;

(f)	Security Interests on cash and Cash Equivalents and deposits to secure liabilities under property, casualty or liability insurance or self insurance obligations in the ordinary course of business;

(g)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Borrower or any Subsidiary;

(h)	Security Interests granted on oil and gas properties in the ordinary course of business pursuant to customary agreements in the oil and gas business including royalties, net carried interests, net profit interests and operator's liens;

(i)	any interest or title of a lessor under any lease entered into by the Borrower or any Subsidiary in the ordinary course of its business and covering only the assets so leased;

(j)	(i) Security Interests securing Debt assumed in connection with an Acquisition, provided that:

(A)	such Debt exists at the time of such Acquisition and was not incurred in contemplation of such Acquisition;

(B)	such Security Interests exist at the time of such Acquisition and were not created in contemplation of or in connection with such Acquisition;

(C)	such Security Interests do not extend beyond the assets (including for certainty, shares and other ownership interests) acquired in such Acquisition or any proceeds thereof; and

(D)	the only obligors with respect to such Debt are those Persons who were obligors of such Debt prior to such Acquisition and their permitted successors;

(ii)	Security Interests securing Debt (in this subsection, the "Refinancing Acquisition Debt") which refinances, refunds, renews or extends any Debt described in subparagraph (i) immediately above (in this subsection, the "Original Acquisition Debt") provided that the principal amount of the Refinancing Acquisition Debt does not exceed the principal amount then owing under the Original Acquisition Debt plus any premium required by the terms of the Original Acquisition Debt paid to the holders of such Original Acquisition Debt and provided further that such Security Interests do not extend beyond the assets originally subject to the Security Interests described in subparagraph (i) immediately above or any proceeds thereof;

provided that the aggregate principal amount of Debt outstanding at any time secured by all Security Interests permitted by this subsection (j) and subsection (k) below shall not exceed U.S. $500,000,000 or the Equivalent Amount in any other currency;

(k)	(i) Security Interests securing Debt incurred to finance an Acquisition, provided that such Security Interests extend only to the assets acquired or any proceeds thereof (which assets may, for certainty, constitute shares or other ownership interests), or where a Subsidiary is acquired, to the assets of the Subsidiary so acquired; and

(ii)	Security Interests securing Debt (in this subsection, the "Refinancing Acquisition Debt") which refinances, refunds, renews or extends any Debt described in subparagraph (i) immediately above (in this subsection, the "Original Acquisition Debt") provided that the principal amount of the Refinancing Acquisition Debt does not exceed the principal amount then owing under the Original Acquisition Debt plus any premium required by the terms of the Original Acquisition Debt paid to the holders of such Original Acquisition Debt and provided further that such Security Interests do not extend beyond the assets originally subject to the Security Interests described in subparagraph (i) immediately above or any proceeds thereof;

provided that the aggregate principal amount of Debt outstanding at any time secured by all Security Interests permitted by subsection (j) above and this subsection (k) shall not exceed U.S. $500,000,000 or the Equivalent Amount in any other currency;

(l)	the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignments of goods or the filing of PPSA financing statements in connection with operating leases, consignments of goods or transfers of accounts, in each case to the extent not securing performance of a payment or other obligation;

(m)	the Security Interests of the Security securing (i) the Credit Facilities, (ii) the Bilateral Operating Facilities, (iii) the Cash Management Facilities and (iv) the Lender Swaps;

(n)	any Security Interests created in favour of the Agent pursuant to any of the Loan Documents;

(o)	any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(p)	Purchase Money Security Interests provided that such Security Interests are granted at the time of acquisition, construction, installation or improvement of the property subject thereto or within 90 days thereafter and are limited to the property so acquired, constructed, installed or improved, and Security Interests constituted by Capital Leases, provided that the aggregate amount of Debt outstanding at any time secured by all such Purchase Money Security Interests and Capital Leases shall not exceed the greater of U.S. $75,000,000 (or the Equivalent Amount in any other currency) and an amount equal to 2.5% of Consolidated Net Tangible Assets;

(q)	Security Interests granted by a Loan Party to another Loan Party provided such Security Interests are expressly subordinated to the Security;

(r)	Security Interests in favour of the Second Lien Creditors in respect of Second Lien Debt so long as such Security Interests shall be subordinated and postponed to the Security Interests constituted by the Security in accordance with, and subject to, the Second Lien Intercreditor Agreement;

(s)	Security Interests not otherwise permitted above so long as:

(i)	the aggregate principal amount of Debt outstanding at any time secured thereby does not exceed the greater of U.S. $150,000,000 (or the Equivalent Amount in any other currency) and an amount equal to 5% of Consolidated Net Tangible Assets;

(ii)	such Security Interests do not cover all or substantially all of the assets of the Loan Parties as a whole; and

(iii)	such Security Interests do not create a lien on any service rigs of the Canadian Loan Parties or the U.S. Loan Parties (whether or not constituting Certificated Service Rigs) unless the Security granted hereunder, and any registrations in public registry offices (including registrations against specific serial numbers) and/or any deliveries of certificates of title in respect thereof, would result in the Security Interests under the Security constituting a prior lien on the service rigs affected thereby; and

(t)	Security Interests granted in favour of a Bilateral Operating Facility Lender in respect of any Bilateral Operating Facility Defeasance Collateral, so long as such Bilateral Operating Facility Lender does not have actual notice of a Default (other than arising solely as a result of a demand for payment under a Bilateral Operating Facility) or Event of Default as at the date such Bilateral Operating Facility Defeasance Collateral is deposited with, or accepted by, such Bilateral Operating Facility Lender;

provided that, notwithstanding anything to the contrary contained herein, where a maximum amount of Debt may be secured pursuant to a subsection above, such maximum amount shall be deemed not to have been exceeded where such excess occurs solely as a result of fluctuations in the exchange rates of currencies;

"Permitted Financial Assistance" means:

(a)	any Financial Assistance for or in respect of the Secured Obligations; and

(b)	any Financial Assistance for the benefit of a Loan Party (that has provided Security);

"Permitted First Nations Investments" means Investments by any Loan Party in or to a First Nations JV Entity, provided that the aggregate amount of all such Investments does not exceed U.S.$ [Redacted];

"Permitted Investments" means:

(a)	Investments in or to the Borrower or another Loan Party (that has provided Security);

(b)	Investments in cash and Cash Equivalents;

(c)	Investments made by a Loan Party (that has provided Security) as a result of consideration received in connection with a Disposition made in compliance with the terms of this Agreement;

(d)	Investments existing on the Effective Date or Investments consisting of an extension, modification or renewal of Investments existing on the Effective Date in an amount not exceeding the amount of such Investment on the Effective Date;

(e)	Permitted First Nations JV Investments;

(f)	in respect of any Investments (or portion thereof) made by a Loan Party consisting of the purchase or other acquisition of equity interests of any Person, the portion of the purchase price thereof which is paid (or to be paid) with common shares of the Borrower (excluding, for certainty, any portion thereof which paid in cash); and

(g)	Investments by any Loan Party in or to a Person that is a wholly-owned Subsidiary of the Borrower (whether direct or indirect); provided that, such Investment is made in the ordinary course of business of such Loan Party and, after giving effect to such Investment, the Borrower is in pro forma compliance with Section 9.1(r);

"Permitted Reorganization Subsidiary" means any Subsidiary of the Borrower which is incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof) and which owns assets having a value not in excess of U.S. $25,000,000 (or the Equivalent Amount in any other currency);

"Person" means any individual, firm, partnership, limited partnership, trust, company, corporation or other body corporate, government, governmental body, agency, instrumentality, unincorporated body of persons or association;

"Plan" means any employee benefit plan as defined in Section 3(3) of ERISA, including any employee welfare benefit plan (as defined in Section 3(1) of ERlSA), any employee pension benefit plan (as defined in Section 3(2) of ERlSA), and any plan which is both an employee welfare benefit plan and an employee pension benefit plan, and in respect of which the Borrower or any Subsidiary of the Borrower or any ERISA Affiliate is an "employer" as defined in Section 3(5) of ERISA, but excluding employee benefit plans or arrangements mandated by non-U.S. law;

"Platform" has the meaning ascribed to it in Section 14.19;

"Positive Mark-to-Market" has the meaning attributed to it in the definition of "Mark-to-Market";

"Prime Loans" means the advances or any portion thereof made available by the Lenders to the Borrower pursuant to Section 3.7, 3.9(j), 3.12 or 3.13 and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Prime Rate" means, with respect to Prime Loans on any day, the greater of:

(a)	the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada in effect on such day; and

(b)	the annual rate of interest equal to Adjusted Term CORRA for an Interest Period of one (1) month in effect on such day plus [Redacted] bps,

provided that (i) if both such rates are equal or if such one month Adjusted Term CORRA rate in effect on such day is unavailable for any reason on any date of determination, then the Prime Rate shall be the rate specified in subparagraph (a) above and (ii) if the Prime Rate as so determined above for any day shall be less than the Floor, then the Prime Rate shall be deemed to be the Floor for such day;

"Pro Forma Basis" means, with respect to any transaction referred to in Section 9.2(e)(iv), 9.2(g) or 9.2(i)(ii):

(a)	Consolidated Adjusted EBITDA will be equal to the Consolidated Adjusted EBITDA as of the end of the most recent Fiscal Quarter for which financial statements have been delivered pursuant to Section 9.1(g) or 9.1(e), as applicable; and

(b)	Consolidated Senior Debt and Consolidated Interest Expense will be based on the Consolidated Senior Debt and Consolidated Interest Expense as of the end of the most recent Fiscal Quarter for which financial statements have been delivered pursuant to Section 9.1(d) or 9.1(e), as applicable, and will be adjusted to reflect (i) any incremental Consolidated Senior Debt incurred since such Fiscal Quarter end (including Debt incurred in connection with the relevant transaction) and, for the purposes of such adjustment of Consolidated Interest Expense, any Consolidated Total Debt incurred in connection with such transaction shall be deemed to have been outstanding since the beginning of the relevant four Fiscal Quarter calculation period and (ii) any Consolidated Senior Debt repaid since such Fiscal Quarter end (including Debt repaid in connection with the relevant transaction) and, for the purposes of such adjustment of Consolidated Interest Expense, any Consolidated Total Debt repaid in connection with such transaction shall be deemed to have been repaid at the beginning of the relevant four Fiscal Quarter calculation period;

"Purchase Money Security Interest" means:

(a)	a Security Interest taken or reserved in fixed or capital assets to secure payment of all or part of the cost of acquisition, construction, installation or improvement of such assets; and

(b)	a Security Interest taken in fixed or capital assets by a Person who gives value for the purpose of enabling a Loan Party to acquire rights in such assets, to the extent that the value is applied to acquire those rights;

but does not include a Capital Lease or an operating lease;

"QFC" has the meaning ascribed to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D);

"QFC Credit Support" has the meaning ascribed to it in Section 14.17;

"Rateable" and "Rateably" means, at any date of determination, the proportion that the Equivalent Amount in United States Dollars of the amount of the Secured Obligations of any Secured Lender bears to the aggregate of the Equivalent Amount in United States Dollars of the Secured Obligations of all Secured Lenders, as determined at the Adjustment Time;

"RBC" means Royal Bank of Canada, a Canadian chartered bank and its successors and permitted assigns;

"Regulation T" means Regulation T of the Federal Reserve Board as in effect from time to time;

"Regulation U" means Regulation U of the Federal Reserve Board as in effect from time to time;

"Regulation X" means Regulation X of the Federal Reserve Board as in effect from time to time;

"Related Party" means any Person which is any one or more of the following:

(a)	an Affiliate of the Borrower or any Subsidiary thereof;

(b)	a unitholder, shareholder or partner of the Borrower or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the units, shares, capital or other ownership interests (however designated) of the Borrower or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c)	an officer, director or trustee of any of the foregoing; and

(d)	a Person which does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) with the Borrower and its Subsidiaries.

"Release" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise;

"Release Date" has the meaning ascribed to it in Section 6.9;

"Relevant Governmental Body" means:

(a)	in respect of any SOFR Loan (or any Benchmark Replacement thereof), the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto; and

(b)	in respect of any CORRA Loan (or any Benchmark Replacement thereof), the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto;

"Remaining Lenders" has the meaning ascribed to it in Section 12.16;

"Reorganization Transaction" has the meaning ascribed to it in Section 9.2(d);

"Repayment Notice" means a notice to effect a repayment of Borrowings delivered under Section 3.10 and substantially in the form of Schedule B with all applicable blanks completed;

"Requested Lender" has the meaning ascribed to it in Section 3.3(a);

"Request for Extension" means a request of the Borrower substantially in the form attached as Schedule F;

"Resolution Authority" means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority;

"Rollover" means:

(a)	with respect to any SOFR Loan, the continuation of all or a portion of such SOFR Loan (subject to the provision hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto, all in accordance with Section 3.13; and

(b)	with respect to any CORRA Loan, the continuation of all or a portion of such CORRA Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto, all in accordance with Section 3.13;

"Rollover Date" means that date that a Rollover is to be made pursuant to a Rollover Notice;

"Rollover Notice" means a notice to effect a Rollover delivered under Section 3.13 and substantially in the form of Schedule C with all applicable blanks completed;

"S&P" means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and any successors thereto;

"Sanctioned Person" means:

(a)	a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;

(b)	a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country, region or territory that is the target of country-wide or territory-wide Sanctions;

(c)	a Person that is otherwise a target of Sanctions ("target of Sanctions" signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or

(d)	any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions;

"Sanctions" means the economic sanctions laws, regulations, orders, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Freezing of Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Export and Import Permits Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC, in all cases, only to the extent such economic sanctions laws, regulations, orders, embargoes or restrictive measures would not violate applicable law in Canada;

"Sanctions Authority" means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including Global Affairs Canada, Public Safety Canada, OFAC, the United States Department of State, and Her Majesty's Treasury of the United Kingdom; and "Sanctions Authorities" means all of the foregoing Sanctions Authorities, collectively;

"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury of the United Kingdom, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;

"Second Lien Creditors" means, collectively, the lenders (including holders of any bonds, debentures, notes or other evidence of indebtedness under any Second Lien Financing Agreement), and any administrative or collateral agents or trustees from time to time under any Second Lien Financing Agreement, and includes any replacements thereof in connection with a Second Lien Refinancing;

"Second Lien Debt" means all Debt created, incurred or issued by the Borrower which is owing to Second Lien Creditors pursuant to the terms of a Second Lien Financing Agreement, which Debt has the following characteristics:

(a)	the aggregate principal amount thereof outstanding at any time shall not exceed U.S. $400,000,000;

(b)	an initial final maturity in respect of repayment of principal later than six (6) months after the then latest Maturity Date in effect at the time such Second Lien Debt is created, incurred, assumed or guaranteed;

(c)	no scheduled cash principal payments thereunder prior to the sixth (6) month after the then latest Maturity Date in effect at time such Second Lien Debt is created, incurred or issued (other than, and disregarding for such purpose, any Minor TLB Amortization);

(d)	no cross-default (as opposed to cross-acceleration) to non-payment defaults under other Debt and no maintenance financial tests (as opposed to a Debt incurrence test);

(e)	no Default or Event of Default shall have occurred and be continuing immediately prior to the incurrence of such Second Lien Debt or will occur as a result of the incurrence of such Second Lien Debt;

(f)	immediately after giving effect to the incurrence of such Second Lien Debt, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom or reduction of the Specified Unsecured Debt exchanged therefor) as if such Second Lien Debt had been incurred on the first day of the applicable calculation period:

(i)	the Consolidated Interest Expense for the four Fiscal Quarters ending on the applicable calculation date excluding Consolidated Interest Expense attributable to Debt under the Credit Facilities and the Bilateral Operating Facilities (the "Consolidated Adjusted Interest Expense") is not more than 5% greater than the actual Consolidated Adjusted Interest Expense for such period; and

(ii)	the Borrower is in compliance with the financial covenants set forth in Section 9.3; and

(g)	such Second Lien Debt is secured and subject to (i) a fall-away of Security Interests on the same terms as Section 6.9 and (ii) a Second Lien Intercreditor Agreement;

"Second Lien Financing Agreement" means any credit agreement, indenture or other principal financing document by and among the Borrower, any of its Subsidiaries, if applicable, and the Second Lien Creditors governing the terms and conditions of the Second Lien Debt as such agreement, indenture or other document may be amended, restated, supplemented or replaced from time to time as permitted hereunder and under the Second Lien Intercreditor Agreement;

"Second Lien Intercreditor Agreement" means an intercreditor agreement by and between the Borrower, the Material Subsidiaries, the Second Lien Creditors (or a representative thereof), and the Agent on behalf of itself, the Lenders, the Cash Management Facility Providers and the Swap Lenders, as amended, restated, supplemented or replaced from time to time, which intercreditor agreement shall be in form and substance satisfactory to the Majority Lenders, acting reasonably, and shall, without limitation, incorporate the terms set forth in Schedule I hereto;

"Second Lien Refinancing" means any Debt incurred to refinance, refund, renew or extend any existing Second Lien Debt (in this definition, "Existing Second Lien Debt") provided that:

(a)	the principal amount thereof does not exceed the principal amount then owing under the Existing Second Lien Debt plus any accrued and unpaid interest thereon and any premium required by the terms of the Existing Second Lien Debt to be paid to the holders of such Existing Second Lien Debt; and

(b)	such permitted refinancing indebtedness otherwise meets the requirements of the definition of Second Lien Debt;

"Secured Documents" means collectively, this Agreement, the Lender Swaps, the Bilateral Operating Facility Agreements and the Cash Management Facility Agreements;

"Secured Lenders" means the Agent, the Operating Lender the other Lenders, the Swap Lenders, the Bilateral Operating Facility Lenders and the Cash Management Facility Providers, and "Secured Lender" means any of them;

"Secured Obligations" has the meaning ascribed to it in Section 6.1;

"Security" has the meaning ascribed thereto in Section 6.1, any amendments thereto and any indentures or instruments supplemental to or in implementation thereof, and any and all other documents, instruments or agreements pursuant to which the Agent on behalf of any Secured Lender is granted or receives a Security Interest pursuant to the terms hereof or thereof;

"Security Interest" means any assignment, mortgage, charge, pledge, lien, hypothec, encumbrance securing or in effect securing an obligation or indebtedness of any Person, conditional sale, title retention agreement, control agreement or security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, and includes the rights of a lessor pursuant to a Capital Lease, but not under an operating lease, rights of set-off or a set-off;

"Significant Acquisition" means any Acquisition that involves the payment of consideration by the Borrower and its Subsidiaries in excess of an amount equal to 5% of Consolidated Net Tangible Assets;

"SOFR" means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator;

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate);

"SOFR Interpolated Rate" means, for any SOFR Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) Adjusted Term SOFR for the longest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non-Standard Interest Period of such SOFR Loan and (b) the Adjusted Term SOFR for the shortest Interest Period that is not a Non-Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non-Standard Interest Period of such SOFR Loan, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one (1) month's duration;

"SOFR Loans" means the advances or any portion thereof, made available by the Lenders to the Borrower pursuant to Sections 3.7, 3.12 or 3.13 and outstanding from time to time, which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.3 (other than pursuant to subparagraph (c) of the definition of "U.S. Base Rate");

"Specified Change of Control" means a "Change of Control" (or any other defined term having a similar purpose substituted in lieu thereof) as defined in the 2026 Note Indenture or the 2029 Note Indenture or a "change of control" (or other term having a similar purpose as that used in the 2026 Note Indenture or the 2029 Note Indenture) under any other note indenture, trust indenture or other document under which any unsecured bonds, notes, debentures or other debt instruments are issued;

"Specified Unsecured Debt" means:

(a)	the 2026 Notes and the 2029 Notes; and

(b)	any indebtedness for borrowed money or any credit facility or credit facilities of a Loan Party (other than Debt owing to another Loan Party), in each case, in excess of U.S.$20,000,000 in aggregate, in each case, for which security has not been granted and in respect of which the lender or lenders thereof do not have a preferential interest by operation of law or otherwise over that of the Secured Lenders in the assets of such Loan Party, or in the assets formerly held by such Loan Party and transferred to such lender as part of such Debt transaction;

"STA" means the Securities Transfer Act 2006 (Alberta), as such legislation may be amended, renamed or replaced from time to time (and includes all regulations from time to time made under such legislation);

"Subject Maturity Date" has the meaning ascribed to it in Section 3.3(a);

"Subsidiary" means, as to any Person, a corporation, partnership, limited partnership, limited liability company, unlimited liability company, trust or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, company, trust or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower;

"Successor" has the meaning ascribed to it in Section 9.2(d);

"Supported QFC" has the meaning ascribed to it in Section 14.17;

"Swap" means an agreement entered into between a Person and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate such Person's exposure to fluctuations in exchange rates, interest rates, commodity prices or prices of its own equity securities, including for certainty forward rate agreements, currency swaps, currency exchanges, interest rate swaps, interest rate options, equity forward agreements, equity swaps, equity options, cap transactions, floor transactions, collar transactions and other similar transactions;

"Swap Demand for Payment" means a demand made by a Swap Lender pursuant to an agreement evidencing a Lender Swap demanding payment of all obligations relating thereto and shall include, without limitation, any notice under any agreement evidencing a Lender Swap which, when delivered, would require an early termination thereof and may require a payment by any Loan Party in settlement of obligations thereunder as a result of such early termination;

"Swap Indebtedness" means, as at any time, the aggregate amount owing by the Loan Parties under all Lender Swaps, and when such amount is calculated at any time on or after the Adjustment Time, means, for each Swap Lender an amount determined by such Swap Lender by calculating for each of its Lender Swaps, the Termination Amount, and determining the difference, if positive, of the aggregate net amounts payable by any Loan Party to such Swap Lender;

"Swap Lender" means a Person which, at the time that it entered into any Swap with any Loan Party, was a Lender or an Affiliate of a Lender;

"Syndicated Accommodations" has the meaning ascribed to it in Section 1.1 in the definition of "Accommodations";

"Syndicated Borrowings" has the meaning ascribed to it in Section 1.1 in the definition of "Borrowings";

"Syndicated Facility" has the meaning ascribed to it in Section 3.2(a)(i);

"Syndicated Facility Commitment" means, with respect to each Syndicated Lender, such Lender's obligation to make Loans under the Syndicated Facility available to, and issue Letters of Credit through a Fronting Lender for the account of, the Borrower, subject to the terms of this Agreement, in an aggregate amount not at any time in excess of the amount set forth opposite such Lender's name on Schedule A hereto (or in any Lender Transfer Agreement executed hereafter) as such Lender's Syndicated Facility Commitment, as such amount may hereafter be cancelled, reduced, increased or terminated from time to time pursuant to the provisions of this Agreement;

"Syndicated Facility Maturity Date" means initially June 28, 2027, unless such date is extended pursuant to Section 3.3 by such Syndicated Lender, in which case it shall be the date as so extended; provided that, if any Second Lien Debt or Specified Unsecured Debt (including, for certainty, the 2026 Notes, the 2029 Notes and any Refinancing Specified Unsecured Debt) remains outstanding on the date (each, a "Syndicated Facility Springing Maturity Date") which is 90 days prior to earliest maturity date or scheduled repayment or amortization date of any such Debt (other than, and disregarding for such purpose, the dates of any Minor TLB Amortization), then the Syndicated Facility Maturity Date shall be deemed to be the Syndicated Facility Springing Maturity Date;

"Syndicated Lender" means a Lender in its capacity as a provider of the Syndicated Facility and in no other capacity;

"Takeover" has the meaning ascribed to it in Section 3.6;

"Takeover Loan" has the meaning ascribed to it in Section 3.6(c);

"Target" has the meaning ascribed to it in Section 3.6;

"Tax Refund" has the meaning given to it in Section 7.3;

"Tax or Taxes" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to the Agent or any Lender, taxes (including sales, use or goods and services tax) imposed on its income, purchases or capital and franchise taxes imposed on it by any taxation authority;

"Term CORRA" means, for any calculation with respect to a Term CORRA Loan or a Prime Loan, the Term CORRA Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (such day, the "Term CORRA Determination Day") that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that (a) if as of 1:00 p.m. (Toronto time) on any Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term CORRA Determination Day and (b) if such first preceding Business Day is more than three (3) Business Days prior to such Term CORRA Determination Day, Section 11.4 will apply;

"Term CORRA Adjustment" means [Redacted]% ([Redacted] basis points) per annum for an Interest Period of one (1) month's duration or [Redacted] ([Redacted] basis points) per annum for an Interest Period of three (3) months' duration;

"Term CORRA Administrator" means CanDeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator;

"Term CORRA Determination Day" has the meaning ascribed to it in Section 1.1 in the definition of "Term CORRA";

"Term CORRA Loans" means the advances or any portion thereof, made available by the Lenders to the Borrower pursuant to Sections 3.7, 3.12 or 3.13 and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.4(a) (other than pursuant to subparagraph (b) of the definition of "Prime Rate");

"Term CORRA Reference Rate" means the forward-looking term rate based on CORRA;

"Term SOFR" means for any calculation with respect to a SOFR Loan or a U.S. Base Rate Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (such day, the "Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided that: (a) if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day and (b) if such first preceding U.S. Government Securities Business Day is more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 11.4 will apply;

"Term SOFR Adjustment" means [Redacted]% ([Redacted] basis points) per annum;

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably);

"Term SOFR Determination Day" has the meaning ascribed to it in Section 1.1 in the definition of "Term SOFR";

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR;

"Termination Amount" means, in respect of a Lender Swap on any day, the amount (whether positive or negative) determined by the Swap Lender thereunder in accordance with its customary practices and acting reasonably as of the close of business as though such day were an "Early Termination Date" and the Swap was a "Terminated Transaction" in accordance with the payment measures provided for in the ISDA Master Agreement between any Loan Party and such Swap Lender, with any such termination amount being expressed in U.S. Dollars and all defined terms used in this definition and not otherwise defined in this Agreement having the meaning ascribed thereto in such ISDA Master Agreement;

"Termination Event" means:

(a)	an automatic acceleration of the repayment of indebtedness outstanding hereunder without any notice being required hereunder from the Agent or any Lender;

(b)	an automatic early termination of obligations relating to a Lender Swap as a result of a default or breach by a Loan Party thereunder, without any notice being required from the Swap Lender; or

(c)	an automatic acceleration of the repayment of indebtedness or other obligations outstanding under a Bilateral Operating Facility or a Cash Management Facility, without any notice being required from the applicable Bilateral Operating Facility Lender or Cash Management Facility Provider, as the case may be;

"Total Commitment" means the aggregate of the Operating Facility Commitment and the Total Syndicated Facility Commitment;

"Total Syndicated Facility Commitment" means, at any time, the amount equal to the aggregate of the Syndicated Facility Commitment of each Syndicated Lender at such time, not to exceed U.S. $360,500,000 except in the circumstances provided for in Section 3.4;

"Transaction" has the meaning ascribed thereto in the applicable ISDA Master Agreement between any Loan Party and a Swap Lender;

"UK Bribery Act" means the Bribery Act 2010 (United Kingdom), including any subordinate legislation thereunder;

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms;

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution;

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment;

"Uniform Commercial Code" means the Uniform Commercial Code as from time to time in effect in the State of New York or any other state of the United States relevant to the determination of the issue in question;

"U.S. Base Rate" means, with respect to U.S. Base Rate Loans on any day, the highest of:

(a)	the annual rate of interest announced from time to time by the Agent or the Operating Lender, as applicable, as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Agent or the Operating Lender, as applicable, in Canada in effect on such day;

(b)	the annual rate of interest equal to the Federal Funds Rate in effect on such day plus [Redacted] bps; and

(c)	the annual rate of interest equal to Adjusted Term SOFR for an Interest Period of one (1) month in effect on such day plus [Redacted] bps,

provided that (i) if all such rates are equal or if such Federal Funds Rate and such Adjusted Term SOFR are unavailable for any reason on any date of determination, then the U.S. Base Rate shall be the rate specified in subparagraph (a) above and (ii) if the U.S. Base Rate as so determined above for any day shall be less than the Floor, then the U.S. Base Rate shall be deemed to be the Floor for such day;

"U.S. Base Rate Loans" means the advances or any portion thereof made available by the Lenders to the Borrower pursuant to Section 3.7, 3.9(j), 3.12 or 3.13 and outstanding from time to time, which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"United States Dollars", "U.S. Dollars" and the symbol "U.S. $" each mean lawful money of the United States of America;

"U.S.C." means the U.S. Code (United States);

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities;

"U.S. Loan Parties" means those Loan Parties which are incorporated or formed under the laws of the United States or a state or territory thereof, and "U.S. Loan Party" means any of them;

"U.S. Special Resolution Regime" has the meaning ascribed to it in Section 14.17;

"Voting Shares" means:

(a)	share capital of any class of any corporation or securities of any other Person which carry voting rights to elect the board of directors or other body exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

(b)	an interest in a general partnership, limited partnership, trust or similar Person which entitles the holder of such interest to receive a share of the profits, or on dissolution or partition, of the assets, of such Person;

"Woodforest Mortgage Facility" means the credit facility provided by Woodforest National Bank to Precision Drilling Company, LP pursuant to a credit agreement dated November 19, 2020 providing for a U.S. $10,560,000 term credit facility; and

"Write-Down and Conversion Powers" means:

(a)	with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule; and

(b)	with respect to the United Kingdom, any powers of the applicable UK Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement.

1.4	Rules of Interpretation

In this Agreement, unless otherwise specifically provided,

(a)	the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile and e-mail and "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation";

(b)	references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent must have been obtained; and

(c)	references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5	Generally Accepted Accounting Principles

(a)	Accounting Terms: All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with GAAP. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with GAAP.

(b)	Change in GAAP or Accounting Policy: If:

(i)	there occurs a change in GAAP, including as a result of a conversion to International Financial Reporting Standards; or

(ii)	the Borrower or any of the Material Subsidiaries adopts a change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and the above change would cause an amount required to be determined for the purposes of any financial covenant or any other financial calculation or threshold (each a "Financial Calculation") to be different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an "Accounting Change"). Such notice (an "Accounting Change Notice") shall describe the nature of the Accounting Change and state whether the Borrower desires to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculation will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculation. The Accounting Change Notice shall be delivered to the Agent within forty-five (45) days after the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within ninety (90) days after the end of such period, provided that, in a situation where an Accounting Change does not have an immediate impact on the calculations or thresholds then applicable to the Borrower, the Borrower shall be entitled to deliver an additional Accounting Change Notice once such change does have an impact (provided that no more than one such additional Accounting Change Notice may be delivered in any one Fiscal Quarter), and the provisions hereof shall also apply to such additional Accounting Change Notice.

(c)	Majority Lender Notification: If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating one or more of the Financial Calculations, the Majority Lenders may within thirty (30) days after receipt of the Accounting Change Notice notify the Borrower that they wish to revise the method of calculating one or more of the Financial Calculations in the manner described above.

(d)	Revised Calculations: If either the Borrower or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the Financial Calculations, the Borrower and the Majority Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations so as to reflect equitably such Accounting Change with the desired result that the criteria for evaluating the Borrower's financial condition shall be substantially the same after such Accounting Change as if such Accounting Change had not been made. Until the Borrower and the Majority Lenders have reached agreement in writing on such revised method of calculation, all amounts to be determined hereunder shall continue to be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Calculations in respect of an Accounting Change is given by either the Borrower or the Majority Lenders within the applicable time period described above, then the method of calculating the Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Calculations shall be determined after giving effect to such Accounting Change.

(e)	Revised Compliance Certificates: If a Compliance Certificate is delivered in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.5 shall be deemed to have never occurred.

1.6	Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the city of Calgary, Alberta.

1.7	Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

1.8	Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in U.S. Dollars.

1.9	Divisions

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.

1.10	Interest Rates; Benchmark Notification

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event in respect of any Benchmark, Section 11.5 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including, without limitation, Prime Rate, U.S. Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, CORRA, Term CORRA Reference Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Daily Compounded CORRA (each, a "Subject Rate")) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, any Subject Rate or any other Benchmark (or any component thereof) prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its discretion, acting reasonably, to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations and warranties the Borrower hereby acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement) that:

(a)	Existence: each Loan Party is a duly incorporated, amalgamated, formed or created corporation, partnership or trust, as applicable, is validly existing under its jurisdiction of incorporation, amalgamation, formation or creation, as applicable, and is duly registered and qualified as an extra-provincial corporation, partnership or trust, as applicable, under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification, except where the failure to be so registered or qualified would not reasonably be expected to have a Material Adverse Effect;

(b)	Power: each Loan Party has full corporate, partnership or trust, as applicable, capacity, power and authority to own its properties and assets, to conduct business as now conducted and as proposed to be conducted, to execute and deliver each Loan Document to which it is a party and to perform its obligations thereunder;

(c)	Authorization: the execution, delivery and performance by each Loan Party of each of the Loan Documents to which it is a party have been duly authorized by all necessary corporate, partnership, trust or other action;

(d)	Execution: each Loan Document to which any Loan Party is a party has been duly executed and delivered by it;

(e)	Binding Obligations: each Loan Document to which any Loan Party is a party is a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms except as enforceability may be limited by general principles of equity and by Applicable Laws regarding bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f)	No Legal Bar or Resultant Lien re: Loan Documents: the execution, delivery and performance by each Loan Party of each Loan Document to which it is a party:

(i)	does not and will not violate its articles, by-laws, partnership agreement, trust indenture (each as applicable) or other governing documents;

(ii)	does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest, other than a Permitted Encumbrance, upon any of its property or assets pursuant to any material indenture or other material agreement or material instrument to which it is a party or by which it or its property or assets may be bound or affected;

(iii)	does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority other than such as are necessary with respect to the registration and perfection of the Security and the Security Interests constituted thereby; and

(iv)	does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its property and assets;

(g)	Litigation: there are no actions, suits or proceedings pending or, to the best of the knowledge, information and belief of any Loan Party, threatened against any Loan Party at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agent or instrumentality, domestic or foreign, or before any arbitrator of any kind of which there is a reasonable possibility of a determination adverse to the Loan Parties (or any of them) and which, if determined adversely, would reasonably be expected to have a Material Adverse Effect, except as disclosed to the Agent in writing, and no Loan Party is subject to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind which, in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(h)	Financial Condition: all financial statements of the Loan Parties provided to the Agent by or on behalf of any Loan Party fairly reflect, as of the dates thereof, the financial condition of the Loan Parties in all material respects and the results of their operations for the periods covered thereby, have been prepared in accordance with GAAP (except that any unconsolidated financial statements of any Subsidiary may be prepared without notes) and, from the date of the latest of such financial statements submitted to the Agent and except as disclosed to the Agent in writing, no event or circumstance has occurred which would reasonably be expected to have a Material Adverse Effect;

(i)	Taxes: all material income tax and other returns required to be filed have been filed by or on behalf of each Loan Party to the relevant taxation or other authorities and no Loan Party is in default of payment of any taxes of any material amount, except for taxes the payment of which are being contested by it in good faith and for which provision in accordance with GAAP has been made for adequate reserves;

(j)	Insurance: each Loan Party has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties, assets and undertakings and providing such coverage as would usually be maintained by Persons engaged in the same or similar business in the localities where its properties and assets are located, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect;

(k)	Title to Properties and Assets: each Loan Party has good and marketable title to its properties and assets except for defects in title which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and except for Permitted Encumbrances, the properties and assets of each Loan Party are not subject to any Security Interests;

(l)	Compliance with Laws and Contracts: each Loan Party is:

(i)	in compliance with all Applicable Laws; and

(ii)	not in breach or default of, nor has any event or circumstance occurred, which, but for the passage of time or the giving of notice, or both, would constitute a breach or default under, any contract, agreement, licence, permit, employee benefit plan or employee pension plan to which any Loan Party is a party or by which it or any of its properties, assets or undertakings are bound;

except for any non-compliance, breach or default, as applicable, which would not reasonably be expected to have a Material Adverse Effect;

(m)	U.S. Federal Regulations: no part of the proceeds of the Loans or other extensions of credit made to the Borrower hereunder will be used: (i) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U for any purpose that violates the provisions of the Regulations of the Federal Reserve Board; or (ii) for any purpose that violates the provisions of Regulations T, U or X of the Federal Reserve Board;

(n)	Pension and Benefit Plans: all obligations of the Borrower and its Subsidiaries and their ERISA Affiliates under each Plan and any other employee pension plan and employee benefit plan maintained by it for the benefit of its employees have been performed in accordance with the terms thereof and Applicable Law (including for certainty, ERISA) except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, and no such pension plan or benefit plan has any unfunded liabilities which would reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries maintains any Defined Benefit Plan;

(o)	Investment Company Act; Other Regulations: no Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940 of the United States of America, as amended, and no Loan Party is subject to regulation under any Applicable Law (other than Regulation X of the Federal Reserve Board) that limits its ability to incur Debt;

(p)	Intellectual Property:

(i)	each Loan Party owns, or is licensed to use, all Intellectual Property reasonably necessary for the conduct of its business as currently conducted;

(ii)	no claim has been asserted and is pending by any Person challenging or questioning the use of any Intellectual Property by any Loan Party or the validity or effectiveness of any Loan Party's rights in any Intellectual Property, nor does the Borrower know of any valid basis for any such claim; and

(iii)	the use of Intellectual Property by each Loan Party does not infringe on the rights of any Person;

except in each case to the extent it would not reasonably be expected to have a Material Adverse Effect;

(q)	Environmental Laws: each Loan Party:

(i)	has obtained, made or given all Governmental Actions which are required under all applicable Environmental Laws except to the extent that failure to obtain, make or give the same would not reasonably be expected to have a Material Adverse Effect;

(ii)	is in compliance with all Environmental Laws and all terms and conditions of all such Governmental Actions, except to the extent failure to comply would not reasonably be expected to have a Material Adverse Effect; and

(iii)	has not received any notice of non-compliance with any Environmental Laws from any Governmental Authority or other Person or that any Release has occurred of, from, around, under or in respect of any of its assets or properties which would reasonably be expected to have a Material Adverse Effect;

(r)	Events of Default: no Default or Event of Default has occurred and is continuing;

(s)	Accuracy of Information: all information (including financial information and projections), materials and documents delivered by or on behalf of the Borrower or any other Loan Party to the Agent in contemplation of the transactions contemplated by this Agreement or as required by the terms of this Agreement were:

(i)	in the case of all such information, materials and documents taken as a whole (but excluding therefrom any projections), true, complete and accurate in all material respects as at their respective dates; provided that with respect to any information which is provided by a third party, such representations and warranties shall be limited to the knowledge of the Borrower; and

(ii)	in the case of any such projections, prepared in good faith based upon assumptions believed to be reasonable at the time made;

(t)	Ranking with Other Debt: all payment obligations of a Loan Party hereunder and under each of the other Loan Documents rank at least pari passu in right of payment with the other most senior indebtedness for borrowed money of such Loan Party;

(u)	Ownership of Material Subsidiaries: the Borrower, directly or indirectly, owns all of the issued and outstanding shares, income or capital interests, as applicable, in each Material Subsidiary;

(v)	Material Subsidiaries as at Effective Date: as at the Effective Date, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(t) has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the Effective Date, guaranteed the Borrower's obligations under the 2026 Notes or the 2029 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitutes Specified Unsecured Debt and is included in the computation thereof), and as at the Effective Date, the following constitute all of the Material Subsidiaries and their governing jurisdiction:

Name	Governing Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf Global Employment Corporation	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas
CWC Energy Services Corp.	Alberta
CWC Energy Services (USA) Corp.	Delaware

(w)	Organizational Chart: as at the Effective Date, Schedule H sets forth an organizational chart for the Borrower and its Subsidiaries, including the governing jurisdiction of each Subsidiary of the Borrower, which is accurate in all material respects;

(x)	Secured Documents: as at the Effective Date, the only Secured Documents (other than this Agreement, any Lender Swaps and any Cash Management Facility Agreements) are as follows:

(i)	the Bilateral Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Bilateral Operating Facilities;

(y)	Sanctions; Anti-Corruption Laws; Anti-Money Laundering/ Anti-Terrorist Financing Laws:

(i)	no part of the proceeds of any Drawdown nor drawings under any Letter of Credit will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any Person (including any Lender and the Agent) of (A) any Sanctions or (B) any applicable regulations, rules or executive orders administered by any Sanctions Authority;

(ii)	none of the Borrower nor any of its Subsidiaries (A) is, or will become, a Sanctioned Person or (B) knowingly, after due inquiry, engages or will engage in any dealings or transactions with any Sanctioned Person that would result in any violation of any Sanctions;

(iii)	to the knowledge of the Borrower, after due inquiry, each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all respects with all Sanctions and all applicable regulations, rules and executive orders administered by any Sanctions Authority;

(iv)	to the knowledge of the Borrower, after due inquiry, each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Money Laundering/ Anti-Terrorist Financing Laws;

(v)	the Borrower and its Subsidiaries, to the Borrower's knowledge after due inquiry, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Anti-Money Laundering/ Anti-Terrorist Financing Laws in which there is a reasonable possibility of an adverse decision and, to the Borrower's knowledge after due inquiry, no such investigation, inquiry or proceeding is pending or has been threatened;

(vi)	to the knowledge of the Borrower, after due inquiry, each of the Borrower and its Subsidiaries is, and has conducted its business, in compliance in all material respects with all Anti-Corruption Laws; and

(vii)	no part of the proceeds of any Drawdown or any drawings under any Letter of Credit has been used or will be used, directly or, to the knowledge of the Borrower or any Subsidiary after due inquiry, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in a governmental capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Anti-Corruption Laws.

2.2	Deemed Representations and Warranties

Each request by the Borrower for Accommodations on any Drawdown Date shall be deemed to be a representation and warranty by the Borrower to the Agent and each Lender that the representations and warranties contained in Section 2.1 (other than those made as of a specific date) are, as of the date of such request, and will be, as of the applicable Drawdown Date, true and correct in all material respects (provided that, any representation and warranty that is qualified as to materiality or “Material Adverse Effect” shall not be further qualified to be true and correct in all material respects) and that there exists no Default or Event of Default, and each request by the Borrower for a Conversion or Rollover shall be deemed to be a representation and warranty by the Borrower to the Agent and each Lender that as of the date of such request and as of the applicable Conversion Date or Rollover Date, as applicable, there exists no Default or Event of Default.

Article 3
THE CREDIT FACILITIES

3.1	Amendment and Restatement

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lenders, the Agent and the Borrower agree that, effective on the Effective Date, the Existing Credit Agreement shall be amended and restated in its entirety on the terms and conditions of this Agreement and all indebtedness and liability of the Borrower to the Lenders and the Agent under (and as defined in) the Existing Credit Agreement including, without limitation, "Borrowings" (as defined under the Existing Credit Agreement) and accrued and unpaid interest and fees thereon and standby fees accrued thereunder, shall be construed as indebtedness and liability of the Borrower to the Lenders and the Agent under this Agreement. For certainty, "Borrowings" (as defined under the Existing Credit Agreement) outstanding on the Effective Date shall constitute Syndicated Borrowings under the Syndicated Facility (the "Continuing Obligations") governed by the terms hereof. Such Continued Obligations shall be continuing in all respects and this Agreement shall not be deemed to evidence or result in a novation of the Continued Obligations or a repayment and reborrowing of such Continued Obligations. The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent to give effect to the foregoing.

In order to give effect to the amendments to the Commitment of each Lender provided for herein, the Borrowings shall be adjusted (by the Agent in accordance with its normal practices) as follows:

(a)	as of the Effective Date, all Borrowings shall be adjusted to ensure Borrowings are outstanding in accordance with the amended Lender's Proportion of each Lender under the applicable Credit Facility and that, from and after the Effective Date, all Drawdowns shall be made on the basis of the amended Lender's Proportion of each Lender under the applicable Credit Facility;

(b)	for so long as the Lenders' respective shares of outstanding Borrowings do not match their respective Lender's Proportion under the applicable Credit Facility as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payment of amounts owing to the Lenders based on its Lender's Proportion under the applicable Credit Facility shall be adjusted accordingly; and

(c)	the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required from time to time by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Borrowings) to give effect to the changes of each Lender's Commitment and to ensure that the aggregate Borrowings owing to each Lender is outstanding in proportion to each such Lender's Proportion under the applicable Credit Facility of all such Borrowings after giving effect to such changes.

3.2	Establishment of the Credit Facilities and Obligations of Each Lender

(a)	The Credit Facilities: Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement:

(i)	Syndicated Facility: each Syndicated Lender agrees to make Syndicated Accommodations available to the Borrower up to the amount of its Syndicated Facility Commitment by way of an extendible revolving term credit facility for the purposes set forth in Section 3.5, commencing on the Effective Date and ending on the Syndicated Facility Maturity Date of each such Syndicated Lender (collectively, the "Syndicated Facility"), by way of:

(A)	Loans: the advance of Prime Loans, U.S. Base Rate Loans, SOFR Loans or CORRA Loans by such Lender and the delivery of the proceeds of such advance for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(B)	Letters of Credit: the issuance of Letters of Credit by a Fronting Lender on behalf of the Lenders up to the amount of its Fronted LC Commitment; provided that the Equivalent Amount in U.S. Dollars of all Letters of Credit outstanding hereunder shall not, at the time of the issuance of any such Letter of Credit and after giving effect to the issuance thereof, exceed the Fronting LC Cap;

(ii)	Operating Facility: the Operating Lender agrees to make Operating Accommodations available to the Borrower up to the amount of its Operating Facility Commitment by way of an extendible revolving term credit facility for the purposes set forth in Section 3.5, commencing on the Effective Date and ending on the Operating Facility Maturity Date of such Operating Lender (the "Operating Facility"), by way of the advance of U.S. Base Rate Loans and SOFR Loans by the Operating Lender and the delivery of the proceeds of such advance for the account of the Borrower through the Operating Lender at the Operating Lender's Account for Payments.

(b)	Maximum Amount: At no time shall:

(i)	Syndicated Facility: the Equivalent Amount in U.S. Dollars of the Syndicated Borrowings exceed the Total Syndicated Facility Commitment (and no Syndicated Lender shall have any obligation to make any Syndicated Accommodations available at any time if, after giving effect thereto, the Equivalent Amount in U.S. Dollars of Syndicated Borrowings from such Syndicated Lender would exceed the Syndicated Facility Commitment of such Syndicated Lender); and

(ii)	Operating Facility: the Equivalent Amount in U.S. Dollars of the Operating Borrowings exceed the Operating Facility Commitment (and the Operating Lender shall not have any obligation to make any Operating Accommodations available at any time if, after giving effect thereto, the Equivalent Amount in U.S. Dollars of Operating Borrowings from the Operating Lender would exceed the Operating Facility Commitment of the Operating Lender).

(c)	Nature of Credit Facilities:

(i)	Syndicated Facility: The Syndicated Facility is a revolving credit facility and the Borrower may increase or decrease Syndicated Borrowings from each Syndicated Lender by obtaining Syndicated Accommodations and by making repayments in respect thereof; and

(ii)	Operating Facility: The Operating Facility is a revolving credit facility and the Borrower may increase or decrease Operating Borrowings from the Operating Lender by obtaining Operating Accommodations and by making repayments in respect thereof.

3.3	Extension of Maturity Date

(a)	Request for Extension: The Borrower may, from time to time, request an extension from each Lender (each, a "Requested Lender") of the then current Maturity Date of each such Requested Lender (each, a "Subject Maturity Date") by sending to the Agent at the Agent's Branch of Account a Request for Extension once in each Fiscal Year and the Agent shall forthwith notify the Requested Lenders of such request. Any such request must provide that the requested Maturity Date of all Requested Lenders be the same and that the requested Maturity Date not exceed four years from the date of any such extension. Each Requested Lender shall advise the Agent as to whether it agrees with such request within thirty (30) days of being so notified, provided that in the event such Requested Lender does not so advise the Agent within such thirty (30) day period, such Requested Lender shall be deemed to have advised the Agent that it does not agree with such request.

(b)	Payment or Replacement by Borrower: Subject to Section 3.3(a), if a Requested Lender does not agree to extend the Subject Maturity Date (such Requested Lender being a "Non-Extending Lender" and any Requested Lender agreeing to extend the Subject Maturity Date being an "Extending Lender"), the Borrower may, provided that it treats each Non-Extending Lender rateably (unless otherwise agreed to in writing among the Borrower, the Agent and the Non-Extending Lenders):

(i)	so long as there exists no Default or Event of Default and subject to Section 11.6, repay all (or any portion of) Borrowings and other amounts owing hereunder to all Non-Extending Lenders, on or prior to the Maturity Date of such Non-Extending Lenders and upon such payment each Non-Extending Lender, to the extent that all of such Borrowings and other amounts owing to the applicable Non-Extending Lender have been repaid, shall cease to be a Lender hereunder and each such Non-Extending Lender's Commitment shall be reduced or terminated (as applicable) and the Total Commitment reduced accordingly; or

(ii)	arrange for a replacement lender or lenders (which may be one or more of the Lenders) to replace all (or any portion of) Non-Extending Lenders' Borrowings and Commitments provided that any such replacement lender or lenders (if it is not a Lender) shall have been approved by the Agent and each Fronting Lender (each such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the Non- Extending Lenders, to the extent of such replaced Borrowings and Commitments, by execution of all necessary documentation on or prior to the Maturity Date of such Non-Extending Lenders and in respect of which the Lenders shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement, provided that, any such repayment or replacement in an amount that is less than all of the Borrowings or Commitments (as applicable) of the applicable Non-Extending Lenders shall require the written consent of the Borrower, the Agent and the applicable Non-Extending Lender.

(c)	Non-Extension: The Subject Maturity Date shall not be extended in accordance with Section 3.3(a) if Requested Lenders holding more than 50.1% of the aggregate of the Commitments of all Requested Lenders do not agree or are deemed not to agree to extend the Subject Maturity Date pursuant to the Request for Extension. In any such case, the Subject Maturity Date of each Requested Lender shall not be extended, provided, however, the Borrower shall be entitled to request further extensions of the Maturity Date as provided for in Section 3.3(a).

(d)	Extension for all Requested Lenders: If all Requested Lenders agree to extend the Subject Maturity Date pursuant to a Request for Extension, then the Subject Maturity Date of each Requested Lender shall be extended to the date agreed by each such Requested Lender.

(e)	Partial Extension: If, with respect to any Request for Extension, the provisions of Section 3.3(c) or 3.3(d) are not applicable and there are Non-Extending Lenders under Section 3.3(b), then:

(i)	the Subject Maturity Date for all Extending Lenders shall be extended to the date agreed to by each such Requested Lender; and

(ii)	the Subject Maturity Date for each such Non-Extending Lender shall not be extended, provided, however, the Borrower shall be entitled to request further extensions of the Maturity Date from such Non-Extending Lenders as provided for in Section 3.3(a).

(f)	Independent Decision: The Borrower understands that consideration of any Request for Extension constitutes an independent credit decision which each Requested Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Requested Lender and that any extension of the Subject Maturity Date may be on such terms and conditions in addition to those set out herein as the Lenders may stipulate.

(g)	Default or Event of Default: If a Default or an Event of Default exists at the time the Borrower makes a Request for Extension or on the Subject Maturity Date, the Subject Maturity Date of the Extending Lenders will not be extended.

3.4	Increase of Total Commitment

The Borrower may at any time and from time to time add additional financial institutions hereunder as Syndicated Lenders under the Syndicated Facility or, with the consent of the applicable Lender, increase the Commitment of such Lender under a Credit Facility and, in each case, thereby increase the Total Commitment, provided that at the time of any such addition:

(a)	no Default or Event of Default has occurred and is continuing;

(b)	the Total Commitment as so increased (after taking into account any prior reductions of the Total Commitment pursuant to Section 3.3(b)(i) or Section 11.8) does not exceed U.S. $750,000,000;

(c)	in the case of the Syndicated Facility, the Agent and each Fronting Lender has consented to such financial institution becoming a Syndicated Lender, if it is not already a Syndicated Lender, each such consent not to be unreasonably withheld;

(d)	in the case of the Syndicated Facility, concurrently with the addition of a financial institution as an additional Syndicated Lender or the increase of a Lender's Syndicated Facility Commitment, such financial institution or Syndicated Lender, as the case may be, shall purchase from each Syndicated Lender such portion of the Syndicated Borrowings of each such Syndicated Lender as is necessary to ensure that all Syndicated Borrowings of all Syndicated Lenders and including therein such additional financial institution, are in accordance with the Lender's Proportion of all such Syndicated Lenders (including the new financial institution) and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Syndicated Lender hereunder; and

(e)	the Borrower has provided to the Agent;

(i)	a certified copy of a directors' resolution of the Borrower authorizing any such increase in the Total Commitment (which may be the original directors' resolution authorizing the Credit Facilities) together with a legal opinion with respect thereto in form and substance satisfactory to the Agent, acting reasonably; and

(ii)	a consent and acknowledgement of the Loan Party Guarantee and the Security from each of the Loan Parties, in form and substance satisfactory to the Agent, acting reasonably.

3.5	Purpose

Borrowings under the Credit Facilities shall be used by the Borrower for general corporate purposes of the Loan Parties.

3.6	Takeover Notification

In the event the Borrower wishes to utilize Accommodations to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than a private issuer as defined under the Securities Act (Alberta) or a Person whose equity interests are directly or indirectly held by one Person) (the "Target") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of the Target that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute, in the aggregate, the lesser of such percentage of outstanding securities as is considered to be a "takeover bid" under any law or regulation applicable to the Target and twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Target (a "Takeover"), then either:

(a)	Agreement of the Target Entity: prior to or concurrently with delivery of any notice to the Agent pursuant to Section 3.7 requesting Accommodations intended to be utilized for such Takeover, the Borrower shall provide to the Agent evidence satisfactory to the Agent of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b)	Consent from Lenders: the following steps shall be followed:

(i)	at least five (5) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.7 requesting Accommodations intended to be utilized for such Takeover, a senior officer of the Borrower shall advise the Agent who shall promptly ensure that a Vice President of each Lender (or such other senior officer of such Lender as may be designated by such Lender from time to time) is advised of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it will consent to Accommodations from such Lender being utilized by the Borrower for such Takeover (which consent may be withheld in its sole and unfettered discretion);

(ii)	within three (3) Business Days of being so advised, each Lender shall notify the Agent as to whether it will provide its consent, provided that in the event such Lender does not so notify the Agent within such three (3) Business Day period, such Lender shall be deemed to have notified the Agent that it does not provide its consent; and

(iii)	the Agent shall promptly notify the senior officer of the Borrower of such Lender's decision;

and in the event that any Lender does not provide its consent or is deemed to have not provided its consent, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Accommodations for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender, as applicable (a "Consenting Lender") which has provided its consent shall have an obligation, up to the amount of its Commitment, to provide Accommodations for such Takeover, and Accommodations for such Takeover shall be provided by each Consenting Lender in accordance with the ratio that its Commitment bears to the aggregate Commitments of all Consent Lenders.

(c)	Adjustment: If Accommodations under the Syndicated Facility are utilized for the purposes of a Takeover (a "Takeover Loan") and there are Syndicated Lenders which are Non-Consenting Lenders, the Lender's Proportion of each such Consenting Lender shall be temporarily adjusted in accordance with Section 3.11 and subsequent Accommodations under the Syndicated Facility shall be funded firstly by Non-Consenting Lenders under the Syndicated Facility and subsequent repayments shall be applied firstly to Consenting Lenders under the Syndicated Facility, in each case, until such time as the Lender's Proportion of each such Consenting Lender and such Non-Consenting Lender is equal to such Lender's Proportion in respect of the Syndicated Facility in effect immediately prior to the advance of the Takeover Loan.

3.7	Borrowings

(a)	Syndicated Facility: Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Syndicated Accommodations from each Syndicated Lender pursuant to the Syndicated Facility up to the amount of such Lender's Syndicated Facility Commitment by:

(i)	Prime Loans: borrowing Prime Loans from the Syndicated Lenders, in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $1,000,000 thereafter, upon at least one (1) Business Day prior written notice;

(ii)	U.S. Base Rate Loans: borrowing U.S. Base Rate Loans from the Syndicated Lenders in minimum aggregate amounts of U.S. $1,000,000 and in integral multiples of U.S. $1,000,000 thereafter, upon at least one (1) Business Day prior written notice;

(iii)	CORRA Loans: borrowing CORRA Loans from the Syndicated Lenders in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $1,000,000 thereafter, upon at least three (3) Business Days' prior written notice;

(iv)	SOFR Loans: borrowing SOFR Loans from the Syndicated Lenders in minimum aggregate amounts of U.S. $1,000,000 and in integral multiples of U.S. $1,000,000 thereafter, upon at least three (3) Business Days' prior written notice; and

(v)	Letters of Credit: by way of the issuance by the Fronting Lenders of Letters of Credit in Canadian Dollars or U.S. Dollars upon at least three (3) Business Days' prior written notice;

each such notice to be given to the Agent at or prior to noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.7(a) and to be substantially in the form of Schedule B.

(b)	Operating Facility: Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow by way of Operating Accommodations from the Operating Lender pursuant to the Operating Facility up to the Operating Facility Commitment as follows:

(i)	U.S. Base Rate Loans: borrowing U.S. Base Rate Loans from the Operating Lender in minimum aggregate amounts of U.S. $1,000,000 and in integral multiples of U.S. $100,000 thereafter upon at least one (1) Business Day prior written notice; and

(ii)	SOFR Loans: borrowing SOFR Loans in minimum amounts of U.S. $1,000,000 and integral multiples of U.S. $100,000, upon at least three (3) Business Days prior written notice;

each such notice to be given to the Operating Lender at or prior to noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.7(b), substantially in the form of Schedule B.

3.8	Selection of Interest Periods

If the Borrower elects to borrow by way of a SOFR Loan or a CORRA Loan pursuant to Section 3.7, elects to convert a Borrowing into a SOFR Loan or a CORRA Loan pursuant to Section 3.12 or elects to Rollover a SOFR Loan or a CORRA Loan pursuant to Section 3.13, the Borrower shall, prior to the beginning of the Interest Period applicable to such SOFR Loan or CORRA Loan (as applicable), in accordance with the same period of notice required for the initial drawdown of a SOFR Loan or CORRA Loan (as applicable) as set forth in Section 3.7, select and notify the Agent or the Operating Lender (as applicable) by delivery of a Borrowing Notice, Conversion Notice or Rollover Notice, as the case may be, of the Interest Period (which shall begin and end on a Business Day) applicable to such SOFR Loan or CORRA Loan. If the Borrower fails to give to the Agent or the Operating Lender (as applicable) a notice as aforesaid prior to the date of maturity of a SOFR Loan or CORRA Loan, as the case may be, in accordance with the same period of notice required for the original Borrowing, then the amount of such (a) SOFR Loan shall be converted on its maturity to a U.S. Base Rate Loan and (b) CORRA Loan shall be converted on its maturity to a Prime Loan, in each case, from the Applicable Lender pursuant to Section 3.12.

3.9	Letters of Credit

(a)	Aggregate Amount: The aggregate face amount of Letters of Credit issued and outstanding under the Syndicated Facility at any one time shall not exceed the Fronting LC Cap or the Equivalent Amount thereof in the applicable currencies of issuance. The aggregate face amount of Fronted Letters of Credit (determined in U.S. Dollars with the face amount of any Letter of Credit issued in any other currency permitted hereunder being converted to the Equivalent Amount thereof in U.S. Dollars) issued by a Fronting Lender shall not exceed its Fronted LC Commitment. Any Letter of Credit issued under the Syndicated Facility shall be issued by a Fronting Lender (to the extent it has a Fronted LC Commitment for the type of Letter of Credit being issued) on behalf of the Syndicated Lenders, and the Borrower shall have the right to select which Fronting Lender shall issue any particular Letter of Credit.

(b)	Term: No Letter of Credit shall be issued or extended where the expiry date of such Letter of Credit is later than one year from the date of issue or extension, as the case may be, or such later date as the applicable Fronting Lender may agree in its discretion, acting reasonably; provided that, for certainty and in any event, any Letter of Credit which expires after the earliest Syndicated Facility Maturity Date then applicable to a Syndicated Lender shall be required to be cash collateralized in accordance with Section 3.9(l)(iv).

(c)	Issuance: Subject to the terms and conditions hereof, each Fronting Lender, on behalf of the Syndicated Lenders and in reliance on the agreements of the Syndicated Lenders set forth in Section 3.9(d), agrees to issue Letters of Credit for the account of the Borrower in Canadian Dollars, U.S. Dollars or any other currency acceptable to the Agent and such Fronting Lender from time to time on any Business Day. The Borrower and Lenders acknowledge that it may be necessary when issuing Letters of Credit for a correspondent bank or an affiliate of a Fronting Lender to issue such Letters of Credit and agree that, in any such circumstance, such Fronting Lender (and not the correspondent bank or the affiliate) shall continue to be entitled to all the rights and remedies hereunder of a Fronting Lender and continue to be liable for all obligations of a Fronting Lender, in each case in respect of any such Letter of Credit notwithstanding it did not issue such Letter of Credit. Letters of Credit issued by a Fronting Lender hereunder shall be in a form satisfactory to such Fronting Lender acting reasonably and in accordance with its usual and customary practices and shall, in all cases with respect to letters of credit, be issued subject to Uniform Customs & Practice for Documentary Credits, International Chamber of Commerce, Publication No. 600 or International Standby Practices (ISP98), International Chamber of Commerce, Publication No. 590, as applicable, and shall, in all cases with respect to letters of guarantee, be issued subject to Uniform Customs & Practice of Demand Guarantees, International Chamber of Commerce, Publication No. 758. A Letter of Credit shall not be issued by a Fronting Lender if any Syndicated Lender would be prohibited, if it were issuing such Letter of Credit, from issuing such Letter of Credit by any applicable law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law).

(d)	Letter of Credit Participations: Each Fronting Lender irrevocably grants, and in order to induce such Fronting Lender to issue its Letters of Credit hereunder, each Syndicated Lender irrevocably accepts and hereby purchases from such Fronting Lender on the terms and conditions hereinafter stated, for its own account and risk, an undivided interest equal to such Lender's Proportion in such Fronting Lender's obligations and rights under each Letter of Credit issued by it hereunder and the amount of each draft paid by such Fronting Lender thereunder. Each Lender unconditionally and irrevocably agrees with each Fronting Lender that, on or before the close of business of such Fronting Lender on each day on which a draft is paid under a Letter of Credit for which such Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement (or, in the case of a Letter of Credit denominated in a Foreign Currency, such later date on which the Borrower is required to reimburse such Fronting Lender), including pursuant to Section 3.9(j) (a "Participation Date"), such Syndicated Lender will pay to the Agent for the account of such Fronting Lender at the Agent's Account for Payments its Lender's Proportion of any such unpaid amount in U.S. Dollars (if such Letter of Credit was denominated in U.S. Dollars), in Cdn. Dollars (if such Letter of Credit was denominated in Cdn. Dollars) and in U.S. Dollars, in the Equivalent Amount in U.S. Dollars of the unpaid amount (if such Letter of Credit was denominated in a Foreign Currency); provided that, in the case of a Letter of Credit denominated in a Foreign Currency, the Fronting Lender may elect in its sole discretion to defer the Participation Date. If any Syndicated Lender fails to make any such payment on or prior to the first Business Day after such Lender receives notice as provided above, then interest shall accrue on such Syndicated Lender's obligation to make such payment during the period from such Business Day to the day such Syndicated Lender makes such payment (or, if earlier, the date on which the Borrower reimburses such Fronting Lender as required pursuant to Section 3.9(j)), at the rate specified in Section 5.6.

(e)	Repayment of Lenders: Upon and only upon receipt by a Fronting Lender of funds from the Borrower in full or partial reimbursement of any draft paid under a Letter of Credit issued by such Fronting Lender with respect to which any Syndicated Lender has theretofore paid the Agent for the account of such Fronting Lender in full for such Syndicated Lender's participation pursuant to Section 3.9(d) and in full or partial payment of interest, commissions or fees on such draft paid under such Letter of Credit, such Fronting Lender or net against any then due obligation of such Syndicated Lender under Section 3.9(d) to make any payment to such Fronting Lender such Lender's Proportion of such funds.

(f)	Role of each Fronting Lender: Each Fronting Lender shall endeavour to ensure that any drawing under a Letter of Credit complies with the terms of such Letter of Credit, and in doing so, and in connection with all of its other activities regarding a Letter of Credit, will exercise and give the same care and attention to each Letter of Credit issued by it as it gives to its other letters of credit and similar obligations. A Fronting Lender's sole liability to each Syndicated Lender shall be to promptly return to the Agent for the account of the Syndicated Lenders the Lender's Proportion of each Syndicated Lender of any payments made to such Fronting Lender by the Borrower, as applicable, pursuant to Section 3.9(d) where the Borrower has made a payment to such Fronting Lender pursuant to Section 3.9(e). Each Syndicated Lender agrees that, in paying any drawing under a Letter of Credit issued by a Fronting Lender, such Fronting Lender shall not have any responsibility to obtain any document (other than as required by such Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any person delivering any such document. No Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Syndicated Lender for:

(i)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;

(ii)	any action taken or omitted to be taken in connection with any Letter of Credit in the absence of gross negligence or wilful misconduct; or

(iii)	the execution, effectiveness, genuineness, validity, or enforceability of any Letter of Credit, or any other document contemplated thereby.

A Fronting Lender shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, electronic mail transmittal, telex, SWIFT or similar writing) believed by it to be genuine or to be signed by the proper Person or Persons.

(g)	Lenders' Obligations Absolute: Each Syndicated Lender acknowledges that its obligations to a Fronting Lender under this Section 3.9, including the obligation to purchase and fund a participation in the obligations and rights of such Fronting Lender under each Letter of Credit issued by it and any drafts paid by it for which it has not been fully reimbursed by the Borrower, are absolute and unconditional and shall not be affected by any circumstance whatsoever, including, without limitation:

(i)	the occurrence and continuance of a Default or an Event of Default;

(ii)	any failure or inability of any other Syndicated Lender to purchase or fund such a participation hereunder; or

(iii)	any other failure by any other Syndicated Lender to fulfil its obligations hereunder.

Each payment by a Syndicated Lender to a Fronting Lender for its own account shall be made without any offset, compensation, abatement, withholding or reduction whatsoever.

(h)	Reinstatement and Survival: Notwithstanding anything herein to the contrary, if a Fronting Lender is required at any time whether before or after the Syndicated Facility Maturity Date to make any payment under a Letter of Credit which was outstanding on or before the Syndicated Facility Maturity Date, each Syndicated Lender shall pay over to the Agent in accordance with the provisions of this Section 3.9 and for the account of such Fronting Lender the amount of such Lender's Lender's Proportion of such amount. If such Fronting Lender is required at any time (whether before or after the Syndicated Facility Maturity Date) to return to the Borrower or to a trustee, receiver, liquidator, custodian or other similar official any portion of the payments made by or on behalf of the Borrower to such Fronting Lender in reimbursement of the Borrower's obligations in respect of such Letter of Credit and interest thereon, each Syndicated Lender shall, on demand of such Fronting Lender forthwith pay over to the Agent for the account of such Fronting Lender such Lender's Lender's Proportion of such amount, plus interest thereon from the day such demand is made to the day such amount is returned by such Lender to such Fronting Lender at the rate specified in Section 5.6.

(i)	Procedure for Issuance and Renewal of Letters of Credit:

(i)	The Borrower may request that a Fronting Lender issue a Letter of Credit by delivering a notice to the Agent pursuant to Section 3.7(a)(v) and by delivering to such Fronting Lender at such Fronting Lender's Branch of Account a letter of credit application on such Fronting Lender's then customary form with appropriate changes to be consistent with the terms of this Agreement (as such form may be modified from time to time, the "Letter of Credit Application"), completed to the satisfaction of such Fronting Lender, acting reasonably, together with the proposed form of such Letter of Credit (which shall comply with the applicable requirements set forth herein) and such other certificates, documents and other papers and information as such Fronting Lender may reasonably request; provided that in the event of a conflict between this Agreement and the Letter of Credit Application, this Agreement shall govern with respect to such conflict.

(ii)	Within three (3) Business Days following the date on which the Agent shall have received the notice pursuant to Section 3.7(a)(v) and a Fronting Lender shall have received the Letter of Credit Application including the proposed form of the Letter of Credit and such additional certificates, documents and other papers and information as such Fronting Lender may have reasonably requested in satisfaction of all conditions to the issuance thereof, such Fronting Lender shall, provided the conditions precedent in Section 8.2 have been complied with, issue such Letter of Credit.

(iii)	The Borrower may request the extension or renewal of a Letter of Credit issued hereunder by giving written notice to the Agent at least two (2) Business Days prior to the then current expiry date of such Letter of Credit (provided that a Fronting Lender may accommodate notices on shorter notice in its sole discretion). If the conditions precedent in Section 8.2 shall have been fulfilled as required thereby, the applicable Fronting Lender shall promptly issue such extension or renewal.

(j)	Reimbursement of a Fronting Lender: In the event that any drawing shall be made under any Letter of Credit issued by a Fronting Lender:

(i)	such Fronting Lender shall promptly notify the Agent who shall promptly notify the Borrower of such payment and of the amount thereof;

(ii)	the Borrower shall pay to such Fronting Lender the amount of any such drawing (in the currency of such drawing):

(A)	in the case of Letters of Credit denominated in U.S. Dollars, immediately, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a U.S. Base Rate Loan to the Borrower by each Syndicated Lender according to its Lender's Proportion;

(B)	in the case of Letters of Credit denominated in Cdn. Dollars, immediately, failing which the payment by such Fronting Lender of such drawing shall constitute the making of a Prime Loan to the Borrower by each Syndicated Lender according to its Lender's Proportion; and

(C)	in the case of Letters of Credit denominated in a Foreign Currency, within three (3) Business Days of the date of such drawing (or such longer period up to ten (10) Business Days, in the sole discretion of the applicable Fronting Lender), together with interest on the Equivalent Amount in U.S. Dollars of the amount of such drawing (calculated at the U.S. Base Rate and payable in U.S. Dollars) from the date of such drawing to the date of reimbursement thereof and payable for the sole account of the applicable Fronting Lender prior to the applicable Participation Date and for the account of the Syndicated Lenders thereafter, failing which payment of such drawing or interest thereon an Event of Default shall be deemed to have occurred automatically;

(iii)	in the case of Letters of Credit denominated in U.S. Dollars or Cdn. Dollars:

(A)	the Agent shall notify each Syndicated Lender by telecopier, by email or by telephone (confirmed by telecopier or by email) of such drawing; and

(B)	immediately upon receipt of such notice, each Syndicated Lender shall make its Lender's Proportion, in U.S. Dollars or Cdn. Dollars, as applicable, available to the Agent for the account of such Fronting Lender by wire transfer of immediately available funds to the Agent's Account for Payments for the account of such Fronting Lender; and

(iv)	in the case of Letters of Credit denominated in a Foreign Currency:

(A)	such Fronting Lender shall notify the Agent of the Participation Date applicable thereto and the Agent shall notify each Syndicated Lender thereof by telecopier, by email or by telephone (confirmed by telecopier or by email); and

(B)	immediately upon receipt of such notice, each Syndicated Lender shall make its Lender's Proportion (in accordance with Section 3.9(d) hereof) in U.S. Dollars available to the Agent for the account of such Fronting Lender by wire transfer of immediately available funds to the Agent's Account for Payments for the account of such Fronting Lender.

(k)	Designation and Termination of Fronting Lenders:

(i)	The term of the Fronted LC Commitment of each Fronting Lender shall expire on June 28, 2025, provided that such term shall be automatically extended each year for successive one (1) year periods unless the Agent and such Fronting Lender have received a notice under 3.9(k)(ii)(B), or the applicable Fronting Lender notifies the Agent of its election to resign as Fronting Lender at the end of any such one year period.

(ii)	The Borrower shall be entitled from time to time to:

(A)	with the consent of the Agent, such consent not to be unreasonably withheld, designate a Syndicated Lender as a Fronting Lender by providing a written notice to the Agent designating such Syndicated Lender to be a Fronting Lender and which notice shall include the consent to such designation of such Syndicated Lender; and

(B)	subject to Section 3.9(k)(iii), terminate a Fronting Lender as a Fronting Lender by providing a written notice of such termination to the Agent and such Fronting Lender;

provided that at any one time there shall be no more than four (4) Fronting Lenders without the consent of the Agent, which consent will not be unreasonably withheld.

(iii)	In the event that the Borrower exercises its right to terminate a Fronting Lender as a Fronting Lender pursuant to Section 3.9(k)(ii)(B) or a Fronting Lender elects to resign as a Fronting Lender and terminate its Fronted LC Commitment upon the expiry of its Fronted LC Commitment and there are Letters of Credit outstanding which were issued by such Fronting Lender, the Borrower shall use its reasonable commercial efforts to replace all such Letters of Credit with Letters of Credit issued by another Fronting Lender and, upon such replacement, such Fronting Lender shall cease to be a Fronting Lender.

(iv)	In the event that a Fronting Lender has notified the Borrower in writing that, pursuant to Section 11.3, it is no longer able to issue Letters of Credit on behalf of the Syndicated Lenders, then such Fronting Lender shall not be required to issue additional Letters of Credit except for any Letter of Credit which specifically replaces (which shall for the purposes hereof include the automatic renewal of a Letter of Credit which by its terms is automatically renewed unless the beneficiary thereof is advised otherwise) in whole or in part a Letter of Credit which has a maturity date less than ninety (90) days after any such notice is given and provided that in any such case such issue would not contravene any applicable law, statutory regulation or treaty and if such Fronting Lender requests in writing, the Borrower shall use its reasonable commercial efforts to replace any such Letters of Credit issued by such Fronting Lender as soon as practicable with a Letter of Credit issued by another Fronting Lender.

(v)	Without limiting its obligations under Section 3.9(k)(iii) and Section 3.9(k)(iv), the Borrower shall be entitled to replace any Letter of Credit issued by a Fronting Lender which has resigned and terminated its Fronted LC Commitment as a result of the expiry of its Fronted LC Commitment or provided a notice pursuant to Section 11.3, with a Letter of Credit issued by another Fronting Lender who agrees to issue such replacement Letter of Credit and, upon the replacement of all Letters of Credit issued by such Fronting Lender, such Fronting Lender shall cease to be a Fronting Lender.

(vi)	Where the Borrower terminates a Fronting Lender as a Fronting Lender pursuant to Section 3.9(k)(ii)(B) or a Fronting Lender resigns a Fronting Lender and terminates its Fronted LC Commitment as a result of the expiry of its Fronted LC Commitment, or, pursuant to Section 11.3, a Fronting Lender provides a notice to the Borrower that it is no longer able to issue Letters of Credit on behalf of the Syndicated Lenders, such Fronting Lender shall remain a Fronting Lender under all Letters of Credit issued by it until all such Letters of Credit have been either replaced, expired or been presented for payment and all payments required to be made to such Fronting Lender by the Borrower and/or the applicable Syndicated Lenders pursuant to this Section 3.9 as a result of any payment made under any Letter of Credit issued by such Fronting Lender have been made. Upon the replacement, expiry, termination or presentment for payment (and all payments required to be made to such Fronting Lender having been paid), of any outstanding Letters of Credit issued by such Fronting Lender, such Fronting Lender's Fronted LC Commitment shall be terminated.

(l)	Cash-Collateralization of Letters of Credit:

If:

(i)	the Agent delivers an Acceleration Notice or an Event of Default occurs under Section 10.1(f) or 10.1(g);

(ii)	any Letter of Credit is the subject matter of any order, judgement, injunction or other such determination (a "Judicial Order") restricting payment under and in accordance with such Letter of Credit or extending a Fronting Lender's liability beyond the expiration date stated in such Letter of Credit;

(iii)	the Borrower shall repay Borrowings to a Syndicated Lender pursuant to Section 4.1 or be required to repay Letters of Credit in order to comply with Section 4.2; or

(iv)	a Letter of Credit is (or would be) outstanding which has an expiry date after the earliest Syndicated Facility Maturity Date then applicable to a Syndicated Lender hereunder,

then the Borrower shall pay to the Agent an amount, in the currency in which a Letter of Credit is denominated (or, in the case of Letters of Credit denominated in a Foreign Currency, the Equivalent Amount, in U.S. Dollars) equal to, subject to the immediately following proviso, 100% of (A) the maximum amount available to be drawn under all unexpired Letters of Credit in the case of paragraph (i) above; (B) the maximum amount available to be drawn under each Letter of Credit subject to the Judicial Order in the case of paragraph (ii) above; (C) the applicable Lender's Proportion of the maximum amount available to be drawn under any unexpired Letters of Credit in respect of each Lender whose Borrowings are required to be repaid in the case of paragraph (iii) above; and (D) on the date that is ninety (90) days prior to such Maturity Date (or, in the case of Letters of Credit issued or existing on a date that is within ninety (90) days of such Syndicated Facility Maturity Date, immediately), the maximum amount available to be drawn under such Letter of Credit in the case of paragraph (iv) above; provided that, in the case of Letters of Credit denominated in a Foreign Currency, the Borrower shall be required to provide an amount of U.S. Dollars equal to 110% of the applicable amounts set forth above in clauses (A) through (D), inclusive. In the case of the cash collateralization of a Letter of Credit denominated in a Foreign Currency, as aforesaid, where currency fluctuations result in such cash collateralization decreasing to an amount which is less than 105% of the Equivalent Amount of U.S. Dollars of the undrawn face amount of the applicable Letter of Credit, within five (5) Business Days of being notified thereof the Borrower shall deposit additional cash collateral (in U.S. Dollars) with the Agent in an amount sufficient to restore the amount of such cash collateralization to 110% of the Equivalent Amount in U.S. Dollars of the undrawn face amount of such Letter of Credit. Any such amounts paid by the Borrower to the Agent shall be held by the Agent in a Cash Collateral Account as continuing collateral security for the obligations of the Borrower to reimburse the Syndicated Lenders for amounts paid by a Fronting Lender (and, if applicable, by a Syndicated Lender in respect of its obligations under Section 3.9(d) (collectively, the "LC Disbursements") in respect of any such Letter of Credit. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Letters of Credit as LC Disbursements are made thereunder.

Unless an Event of Default shall then have occurred and be continuing, the Agent shall release to the Borrower any amount remaining in the Cash Collateral Accounts (after applying the amounts necessary to discharge all obligations of the Borrower relating to such Letters of Credit) on the date on which either the original Letter of Credit has been returned for cancellation or the Letter of Credit has expired, provided in either case such Fronting Lender is released to the reasonable satisfaction of such Fronting Lender by the beneficiary thereof from any other obligation in respect of such Letter of Credit, or, in the case of a Judicial Order, the date on which any final and non-appealable order, judgement or other determination has been rendered or issued either terminating such Judicial Order or permanently enjoining the applicable Fronting Lender from paying under such Letter of Credit.

3.10	Notice of Repayment

The Borrower shall give the Agent or the Operating Lender, as applicable, prior written notice substantially in the form of Schedule B of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.7 for the initial drawdown of the basis of Borrowing being repaid. Notwithstanding the foregoing, a CORRA Loan and a SOFR Loan may only be repaid prior to the last day of the Interest Period applicable to such CORRA Loan or such SOFR Loan upon payment by the Borrower of amounts payable in respect thereof pursuant to Section 11.6.

3.11	Pro-Rata Treatment of Borrowings

(a)	Pro-Rata Borrowings: Each Borrowing under a Credit Facility and each basis of Borrowing shall be made available by each Applicable Lender under such Credit Facility and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Applicable Lender will, to the extent possible, thereafter be in the same proportion as the Lender's Proportion of such Lender under the applicable Credit Facility. The Agent is authorized by the Borrower and each Syndicated Lender to determine, in its sole and unfettered discretion, the amount of Syndicated Borrowings and each basis of Syndicated Borrowing to be made available by each Syndicated Lender and the application of repayments and reductions of Syndicated Borrowings to give effect to the provisions of this Section 3.11(a) and Section 7.2; provided that, no Lender shall, as a result of any such determination, have Syndicated Borrowings outstanding in an amount which is in excess of the amount of its Syndicated Facility Commitment.

(b)	Where Different Maturity Dates: If, at any time there are Syndicated Lenders with different Syndicated Facility Maturity Dates, all Syndicated Lenders will share in Syndicated Accommodations based on their Lender's Proportion except to the extent the particular Syndicated Accommodation requested has a maturity date after the Syndicated Facility Maturity Date of a Syndicated Lender, in which case only those Syndicated Lenders with a Syndicated Facility Maturity Date later than the maturity date of the requested Syndicated Accommodation will be required to participate in providing such Syndicated Accommodation and the Borrower may request a similar Syndicated Accommodation, to the extent permitted hereunder, from the other Syndicated Lenders with a maturity date occurring on or before the Syndicated Maturity Date of such Syndicated Lenders. Each determination by the Agent of a Syndicated Lender's Lender's Proportion shall be prima facie evidence thereof.

(c)	Further Assurances by Borrower: To the extent reasonably possible, the Borrower and each Syndicated Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.11.

3.12	Conversion Option

The Borrower may, during the term of this Agreement, convert any basis of Borrowing (other than a Letter of Credit) to another basis of Borrowing (other than a Letter of Credit) under the same Credit Facility upon giving the Agent or the Operating Lender, as applicable, a Conversion Notice in accordance with the period of notice and other requirements set out in Section 3.7 applicable to the basis of Borrowing to which any Borrowing is being converted (other than delivery of a Borrowing Notice), provided that:

(a)	CORRA Loans: a CORRA Loan may be converted on the last day of the Interest Period applicable to such CORRA Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 11.6; and

(b)	SOFR Loans: a SOFR Loan may be converted on the last day of the Interest Period applicable to such SOFR Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 11.6.

On each Conversion Date, the Borrower shall be required to repay to the Agent or the Operating Lender, as applicable, for the account of the Applicable Lenders the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Applicable Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted; provided that the Borrower shall be entitled to direct the Agent or the Operating Lender, as applicable, to use the proceeds of all or any part of a new Borrowing to repay the Borrowing being converted.

3.13	Rollovers

The Borrower may effect a Rollover of all or, subject to the minimum aggregate amount specified in Section 3.7, a part of a Borrowing outstanding by way of a SOFR Loan or CORRA Loan upon giving the Agent or the Operating Lender, as applicable, a Rollover Notice in accordance with the period of notice and other requirements set out in Section 3.7 applicable to a Borrowing of the same type unless immediately prior to the commencement of any subsequent Interest Period, a Default (in respect of which the Agent advised the Borrower that no Rollovers will be permitted) or Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted, in the case of a SOFR Loan, to a U.S. Base Rate Loan pursuant to Section 3.12 or, in the case of a CORRA Loan, to a Prime Loan pursuant to Section 3.12 and the Borrower shall not be entitled to continue such SOFR Loan or CORRA Loan subsequent to the existing Interest Period. In the event notice of a Rollover of an existing SOFR Loan or CORRA Loan is not given pursuant to this Section 3.13 or notice of a conversion of such existing SOFR Loan or CORRA Loan is not given pursuant to Section 3.12, such SOFR Loan shall be converted to a U.S. Base Rate Loan on the last day of the Interest Period applicable to such existing SOFR Loan and such CORRA Loan shall be converted to a Prime Loan on the last day of the Interest Period applicable to such existing CORRA Loan.

3.14	Notices Irrevocable

All notices delivered or deemed to be delivered by the Borrower pursuant to this Article 3 shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.15	Lender Swaps

Each of the Lenders (or an Affiliate of such Lender) may from time to time enter into Swaps with any Loan Party during the term of this Agreement. The parties agree that all Swap Indebtedness shall be guaranteed under the Loan Party Guarantee and secured by the Security and shall, as to the Security, rank pari passu with the Obligations, the Cash Management Facility Indebtedness and the Bilateral Operating Facility Indebtedness.

3.16	Cash Management Facilities

The parties acknowledge that all Cash Management Facility Indebtedness under all Cash Management Facilities shall be guaranteed under the Loan Party Guarantee and secured by the Security and shall, as to the Security, rank pari passu with the Obligations, the Swap Indebtedness and the Bilateral Operating Facility Indebtedness.

3.17	Bilateral Operating Facilities

The parties agree that all Bilateral Operating Facility Indebtedness under all Bilateral Operating Facilities shall be guaranteed under the Loan Party Guarantee and secured by the Security and shall, as to the Security, rank pari passu with the Obligations, the Swap Indebtedness and the Cash Management Facility Indebtedness.

Article 4
REPAYMENT AND PREPAYMENT

4.1	Repayment of Borrowings

On the Maturity Date of each Lender, the Borrower shall repay all Borrowings and other Obligations then outstanding to such Lender, and such Lender's Commitment shall be reduced to zero and the Total Commitment shall be reduced by a corresponding amount. The Borrower shall ensure that SOFR Loans, CORRA Loans and Letters of Credit made by or accepted by each Lender either mature or expire on or before the Maturity Date of such Lender.

4.2	Repayment of Borrowings In Excess of Commitments

If, due to exchange rate fluctuations, Borrowings (determined in U.S. Dollars with all Borrowings denominated in currencies other than U.S. Dollars being converted to the Equivalent Amount of U.S. Dollars) to any Lender are in excess of its Syndicated Facility Commitment, in the case of a Syndicated Lender:

(a)	by any amount on a Drawdown Date, Conversion Date or Rollover Date, the Borrower shall, as part of such Drawdown, Conversion or Rollover reduce or eliminate such excess on such date; and

(b)	in a situation where subsection (a) above does not apply, in excess of its Commitment by more than three percent (3%) for more than two (2) consecutive Business Days, the Borrower shall within five (5) Business Days thereafter (if such excess is still continuing) repay, provide funds to the Agent for deposit into a Cash Collateral Account in accordance with Section 10.4 or Section 3.9(l), as applicable or otherwise reduce a portion of such Borrowings to the extent of the amount of any excess so remaining.

4.3	Breakage Costs

If, on any day on which payments or prepayments are required to be made under Section 4.1 or Section 4.2, the Borrowings then outstanding include SOFR Loans, CORRA Loans or Letters of Credit in an amount such that the prepayment would require the Borrower to be liable under the funding indemnity contained in Section 11.6 or to pay a Letter of Credit prior to its expiry date, that portion of the prepayment which would otherwise be applied against any such SOFR Loan, CORRA Loan or Letter of Credit may, at the option of the Borrower, be paid to the Agent for deposit into a Cash Collateral Account in accordance with Section 10.4 or Section 3.9(l), as applicable, and be applied against such SOFR Loan or such CORRA Loan on the expiration of the Interest Period applicable thereto or to such Letter of Credit on its expiry date or the date of drawing thereunder. Interest earned on such amounts while on deposit in a Cash Collateral Account shall be paid to the Borrower if no Default or Event of Default has occurred and is continuing after the payment of any other amounts then due and owing by the Borrower hereunder.

4.4	Cancellation of Total Commitment

The Borrower may, without penalty or premium, at any time during the term of this Agreement, upon at least three (3) Business Days' prior written notice to the Agent and the Operating Lender, as applicable, cancel all of the Total Commitment or any portion thereof in minimum amounts of U.S. $5,000,000 and whole multiples of U.S. $1,000,000 thereafter; provided that on or prior to the last day of such notice period the Borrower has:

(a)	Application to Credit Facilities: identified in writing, the amount of reduction to the Total Commitment;

(b)	Prepaid Borrowings: prepaid or otherwise reduced Borrowings outstanding to each Lender in an amount equal to the amount by which Borrowings outstanding to such Lender would otherwise be in excess of its Lender's Proportion of the Total Syndicated Facility Commitment and the Operating Facility Commitment, as applicable, immediately after the reduction of the Commitments provided for in such notice; and

(c)	Paid Interest: paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

4.5	Early Repayment of SOFR Loans, CORRA Loans and Letters of Credit

The Borrower shall not cancel all or any portion of the Commitment of any Lender pursuant to Section 4.4 if the Borrowings required to be repaid to such Lender as a result thereof include Letters of Credit with an expiry date falling subsequent to the date of such cancellation or SOFR Loans or CORRA Loans with an Interest Period falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower has paid to the Agent at the Agent's Account for Payments, for the account of such Lender, in the case of the Syndicated Facility, or the Operating Lender at the Operating Lender's Account for Payments, in the case of the Operating Facility, as applicable: (i) in respect of SOFR Loans or CORRA Loans, as applicable, the amount required to be paid pursuant to Section 11.6 and (ii) in respect of Letters of Credit, the undrawn amount thereof.

4.6	Evidence of Indebtedness

Each of the Agent and the Operating Lender, as applicable, shall open and maintain accounts and records on the books of the Agent at the Agent's Branch of Account and on the books of the Operating Lender at the Operating Lender's Branch of Account evidencing the Syndicated Borrowings and Operating Borrowings, respectively, and other amounts owing by the Borrower to the Lenders under this Agreement. The Agent and the Operating Lender, as applicable, shall debit therefrom the amount of such Syndicated Borrowings and Operating Borrowings, respectively, and shall enter therein each payment of principal of and interest on the applicable Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Letters of Credit issued by each Fronting Lender (in the case of the Agent) and all other amounts becoming due to the Agent, the Operating Lender and each other Lender under this Agreement. The accounts and records of the Agent and the Operating Lender, as applicable, so kept shall constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Agent, the Operating Lender and each other Lender pursuant to this Agreement, the date each such Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder.

Article 5
PAYMENT OF INTEREST AND FEES

5.1	Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars on each Prime Loan made by each Lender at the Agent's Account for Payments at a rate per three hundred and sixty-five (365) days equal to the Prime Rate plus the Applicable Margin applicable to such Prime Loan. A change in the Prime Rate or the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each Prime Loan. Such interest shall accrue daily based on the Prime Rate and Applicable Margin in effect on each day and is payable quarterly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to but not including the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.2	Interest on U.S. Base Rate Loans

The Borrower shall pay interest in U.S. Dollars on each U.S. Base Rate Loan made by each Lender at the Agent's Account for Payments, in the case of the Syndicated Facility, and at the Operating Lender's Account for Payments, in the case of the Operating Facility, in each case, at a rate per three hundred sixty-five (365) day period equal to the U.S. Base Rate plus the Applicable Margin applicable to such U.S. Base Rate Loan. A change in the U.S. Base Rate or the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each U.S. Base Rate Loan. Such interest shall accrue daily based on the U.S. Base Rate and Applicable Margin in effect on each day and is payable quarterly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to but not including the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.3	Interest on SOFR Loans

The Borrower shall pay interest in U.S. Dollars on each SOFR Loan made by each Lender at the Agent's Account for Payments, in the case of the Syndicated Facility, and at the Operating Lender's Account for Payments, in the case of the Operating Facility, in each case, for the period commencing on and including the first day of the Interest Period applicable to such SOFR Loan up to but not including the last day of such Interest Period at a rate per annum (calculated on the basis of a 360 day year) equal to the sum of Adjusted Term SOFR with respect to such Interest Period plus the Applicable Margin applicable to such SOFR Loan. A change in the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each SOFR Loan. Such interest shall accrue daily based on Adjusted Term SOFR and the Applicable Margin in effect on each day and is payable on each Interest Date applicable to such Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty (360).

5.4	Interest on CORRA Loans

The Borrower shall pay interest in Canadian Dollars on each CORRA Loan made by each Lender at the Agent's Account for Payments, in each case, for the period commencing on and including the first day of the Interest Period applicable to such CORRA Loan up to but not including the last day of such Interest Period at a rate per annum (calculated on the basis of a 365 day year) equal to the sum of: (a) in the case of a Term CORRA Loan, Adjusted Term CORRA with respect to such Interest Period plus the Applicable Margin applicable to such Adjusted Term CORRA Loan or (b) in the case of a Daily Compounded CORRA Loan, Adjusted Daily Compounded CORRA with respect to such Interest Period plus the Applicable Margin applicable to such Daily Compounded CORRA Loan. A change in the Applicable Margin will simultaneously cause a corresponding change in the interest payable on each CORRA Loan. Such interest shall accrue daily based on Adjusted Term CORRA or Adjusted Daily Compounded CORRA (as the case may be) and the Applicable Margin in effect on each day and is payable on each Interest Date applicable to such Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty-five (365). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.4 are equivalent are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.5	Letter of Credit Fees

(a)	Issue Fee: The Borrower shall pay to the Agent for the benefit of each Syndicated Lender an issue fee in the same currency as the Letter of Credit is denominated (provided that, in the case of Letters of Credit denominated in a Foreign Currency, such issue fee shall be paid in U.S. Dollars), such fee to be equal to the Letter of Credit Fee. Such issue fee shall be payable by the Borrower quarterly in arrears on the first Business Day of each calendar quarter for the immediately preceding calendar quarter, and shall, for each Syndicated Lender, be calculated daily based on the Letter of Credit Fee in effect, the face amount of such Letter of Credit (or, in the case of Letters of Credit denominated in a Foreign Currency, the Equivalent Amount in U.S. Dollars of the face amount of such Letter of Credit) and a year of three hundred sixty-five (365) days. A change in the Applicable Margin will simultaneously cause a corresponding change in the Letter of Credit Fee payable under any outstanding Letter of Credit.

(b)	Fronting Fee: The Borrower shall pay to the applicable Fronting Lender:

(i)	a fronting fee as agreed to in writing by the Borrower and such Fronting Lender at or prior to issuing any Letter of Credit, such fee to be paid in the same currency as the issue fee for such Letter of Credit; and

(ii)	such costs and expenses as are charged by such Fronting Lender and agreed to by the Borrower at or prior to the time of issuing any Letter of Credit.

(c)	Other Costs: The Borrower shall pay to the Agent, each Fronting Lender and each Lender its:

(i)	set-up fees, cable charges and other customary miscellaneous charges in respect of the issue of Letters of Credit and upon the amendment or transfer of each Letter of Credit and each drawing made thereunder; and

(ii)	customary documentary and administrative charges for amending, transferring or drawing under, as the case may be, Letters of Credit of a similar amount, term and risks.

5.6	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall and hereby agrees to pay to the Applicable Lenders (or, in the case of the Syndicated Facility, to the Agent on behalf of the Applicable Lenders) interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before noon (Toronto time)), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Borrowing on demand, as well after as before maturity, default and judgment, at a rate per annum that is equal to:

(a)	if such amount is payable in Canadian Dollars, the interest rate applicable to Prime Loans outstanding from time to time hereunder whether or not any Prime Loans are then outstanding plus the Applicable Margin plus two percent (2%) per annum; and

(b)	if such amount is payable in U.S. Dollars or a Foreign Currency, the interest applicable to U.S. Base Rate Loans outstanding from time to time hereunder whether or not any U.S. Base Rate Loans are then outstanding plus the Applicable Margin plus two percent (2%) per annum.

The Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the Interest Act (Canada) and the Judgment Interest Act (Alberta), which may be inconsistent with this Agreement.

5.7	Agent's Fees

The Borrower shall pay an agency fee to the Agent (for the Agent's sole account) at the Agent's Account for Payments, in an amount as agreed from time to time between the Agent and the Borrower, and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

5.8	Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

5.9	Interest Generally

The principle of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Agent or any Lender and all interest and fees payable by the Borrower to a Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

The Borrower and each other Loan Party (a) acknowledges and confirms that it is able to calculate the yearly rate or percentage of interest payable under the Loan Documents based upon the methodology set out in the Credit Agreement and the other Loan Documents; and (b) irrevocably agrees to not plead or assert by way of defence or otherwise, in any proceeding related to the Loan Documents, that the interest payable hereunder and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to Section 4 of the Interest Act (Canada) or any other Applicable Law or principle.

5.10	Standby Fees

Prior to the Maturity Date of each Lender, the Borrower shall pay to the Agent on behalf of each Syndicated Lender and to the Operating Lender standby fees in U.S. Dollars payable quarterly in arrears on the first Business Day of each calendar quarter and on the applicable Maturity Date of each such Lender. Each payment of standby fees shall be calculated for the period commencing on and including the first day of the immediately prior calendar quarter, up to and including the last day of such immediately prior calendar quarter or such Maturity Date applicable to such Lender (whichever is earlier) and shall be in an amount equal to the Applicable Margin for standby fees from time to time in effect during such calendar quarter or other period and shall be calculated on the amount, if any, of the difference (if positive) obtained by subtracting the Syndicated Borrowings or the Operating Borrowings outstanding from each Lender for each day during such period from the amount of such Lender's Syndicated Facility Commitment or Operating Facility Commitment, respectively, for each day during such period. Such standby fees shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. For purposes of calculating standby fees payable pursuant to this Section 5.10, the amount of the Borrowings outstanding from time to time in currencies other than U.S. Dollars on each day during the period for which such standby fees are payable shall be notionally converted to the Equivalent Amount in U.S. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day.

5.11	Interest and Fee Adjustment

In the event of a change in the Applicable Margin as a result of a change in the Consolidated Total Debt to Adjusted EBITDA Ratio, such change shall become effective on the day falling three (3) Business Days after the day on which the Borrower delivers a Compliance Certificate in accordance with the requirements hereof evidencing such change in the Consolidated Total Debt to Adjusted EBITDA Ratio, or, if the Borrower has not delivered a Compliance Certificate as required by the terms hereof within the time permitted by Section 9.1(f), then such change in the Applicable Margin shall become effective on the day falling three (3) Business Days after the latest date permitted hereunder for delivery of such Compliance Certificate and the Applicable Margin shall be based on the highest rate in the tables in the definitions of Applicable Margin for the period from such day until the date of delivery thereof.

Article 6
LOAN PARTY GUARANTEE AND SECURITY

6.1	Loan Party Guarantee and Security

To secure the payment and performance of all Obligations, Swap Indebtedness, Bilateral Operating Facility Indebtedness, Cash Management Facility Indebtedness and the Erroneous Payment Subrogation Rights (collectively, the "Secured Obligations") the Borrower shall, to the extent not previously delivered, execute and deliver or cause to be executed and delivered to the Agent the Loan Party Guarantee from each Loan Party, together with the following documents (collectively, all such documents and security provided from time to time being referred to as the "Security"):

(a)	a general security agreement governed by the laws of the Province of Alberta from each Canadian Loan Party granting a first priority security interest over all present and after-acquired personal property and a first floating charge over all other present and after-acquired property including real property;

(b)	a security agreement governed by the laws of New York from each Canadian Loan Party and U.S. Loan Party granting a first priority security interest over all present and after-acquired personal property;

(c)	one or more agreements from each Acceptable Foreign Material Subsidiary granting security, to the extent available (as determined by the Agent in consultation with Lenders' counsel), over the assets of such Acceptable Foreign Material Subsidiary as contemplated by paragraph (b) of the definition of North American and Acceptable Secured Foreign Assets;

(d)	any Deposit Account Control Agreement; and

(e)	any additional security then required by Section 9.1(s) or any other provision hereof;

in each case subject to such exclusions as may be specified in the agreement providing such Security, with the Security to be registered in all jurisdictions (except as agreed to by the Agent) where such registration is necessary or desirable to perfect or otherwise protect the Security Interest granted thereunder, provided that, (i) except to the extent contemplated by subsection (s) of the definition of Permitted Encumbrances and by Section 9.1(s)(ii), no serial number registrations shall be required for service rigs or other motor vehicles and no deliveries of certificates of title shall be required for Certificated Service Rigs or other motor vehicles and (ii) except to the extent contemplated by Section 9.1(s)(i), no fixed mortgages on real property shall be required, in each case prior to the occurrence of a Default or Event of Default hereunder. Notwithstanding the foregoing, the Borrower shall not be required to cause a Material Subsidiary to deliver any such Security to the extent that the cost of providing such Security is excessive in relation to the benefit to be afforded to the Lenders thereby, as determined by the Agent, acting reasonably.

6.2	Form of Loan Party Guarantee and Security

Without limiting the foregoing, the Loan Party Guarantee and the Security will be in such form or forms as will be required by the Agent, acting reasonably. Should the Agent determine at any time and from time to time that the form and nature of the then existing Loan Party Guarantee or Security is deficient in any way or does not fully provide the Secured Lenders with the guarantees and Security Interests and priority to which each is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Borrower's expense, such amendments to the Loan Party Guarantee or Security or provide such new guarantees or security as the Agent may reasonably request, in a form satisfactory to the Agent, acting reasonably.

6.3	Registrations and Renewals

The Borrower shall and shall cause each other Loan Party to, at the Borrower's sole cost and expense, do all such commercially reasonable acts, execute all such instruments and provide such further assurances as the Agent may reasonably request to ensure that all of the Security remains legal, valid, binding and enforceable obligations of the Loan Parties which are a party thereto, and that the priority of the Security Interests created by all of the Security executed and delivered to the Agent as contemplated hereby is duly protected and perfected by registration, delivery, filing or recordation of such Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary or of advantage to the protection or perfection thereof and to cooperate with the Agent and the Agent's counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interests, from time to time.

6.4	Security Effective Notwithstanding Date of Advance

The Security Interests constituted by any of the Security or required to be created hereby or thereby shall be effective, and the undertakings as to Security Interests herein or in any Security shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security Interest or before or after or upon the date of execution of this Agreement, and shall not be affected by any fluctuation in the amount of Secured Obligations from time to time or the accounts established by any Secured Lender ceasing to be in debit balance.

6.5	Extensions, Etc.

Each Secured Lender may directly, or through the Agent or other duly authorized representatives, grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with any Loan Party or any other Persons, sureties or securities as such Secured Lender, in its sole discretion, may see fit, all without prejudice to the liability of any Loan Party under the Secured Documents or the rights of any Secured Lender under the Secured Documents.

6.6	No Merger

The taking of the Loan Party Guarantee or any Security as provided under this Agreement or any Secured Document shall not operate by way of merger of any of the obligations of any Loan Party or any successor of any Loan Party under any Secured Document, or of any Security Interest, guarantee, contract, promissory note, bill of exchange or security in any other form, whether or not similar to the foregoing, and no judgment recovered by the Agent on behalf of the Secured Lenders shall operate by way of merger or in any way affect the obligations and security provided for in this Agreement, which shall be in addition to and not in substitution for any other security now or hereafter held by the Agent or any other Secured Lender whether for indebtedness hereunder or under any Security. For greater certainty, no judgment recovered by the Agent or any other Secured Lender shall operate by way of merger or in any way affect the obligation of the Borrower to pay interest at the rates, times and manner as provided in this Agreement or any other Secured Document.

6.7	Material Subsidiary Designation

(a)	Provision of Guarantee and Security: Any Person which is required to be, or which the Borrower designates to be, a Material Subsidiary shall, within the timeframe required by Section 9.1(t), provide the Loan Party Guarantee and Security required to be provided pursuant to Section 6.1, together with such supporting resolutions, corporate certificates and legal opinions as the Agent may reasonably request, all in form and substance satisfactory to the Agent, acting reasonably.

(b)	Optional Designation: Subject to Section 9.1(t), the Borrower may from time to time by notice in writing to the Agent be entitled to designate a wholly-owned Subsidiary of the Borrower (whether direct or indirect) to be a Material Subsidiary; provided that the Borrower shall not be entitled to make any such designation if immediately after giving effect to any such designation a Default or Event of Default would occur or be continuing.

(c)	Redesignation as Subsidiary: Subject to Section 9.1(t), the Borrower may from time to time by notice in writing to the Agent be entitled to designate that a Material Subsidiary will no longer be a Material Subsidiary; provided that the Borrower shall not be entitled to make any such designation if immediately after giving effect to any such designation a Default or Event of Default would occur or be continuing.

(d)	Release of Guarantee and Security: If the Borrower requests that a Material Subsidiary no longer be designated as a Material Subsidiary and the conditions in Sections 6.7(c) have been or will be satisfied, the Agent shall confirm in writing the redesignation of such Material Subsidiary as a Subsidiary and shall release and discharge such Subsidiary from the Loan Party Guarantee and the Security of such Subsidiary.

6.8	Release of Loan Party Guarantee or Security

The Agent is instructed by the Lenders to release a Material Subsidiary from the Loan Party Guarantee and release and discharge the Security provided by it if required under Section 6.7(d), and to release and discharge Security if required pursuant to Section 6.9. The Agent is authorized by the Lenders to provide postponements of the Security at the reasonable discretion of the Agent with respect to Permitted Encumbrances. In the event of a Disposition permitted by Section 9.2(b) (if the Disposition is to a Person other than a Loan Party), the Agent is instructed by the Lenders (i) to release and discharge the Security with respect to the Collateral included in such Disposition and (ii) if all the capital stock of a Material Subsidiary is included in such Disposition, to release and discharge such Material Subsidiary from its obligations under the Loan Party Guarantee and the Security.

The Lenders hereby authorize the Agent, and the Agent hereby agrees, to release the Loan Party Guarantee and the Security and discharge the Security Interests constituted by the Security at the Borrower's sole cost and expense forthwith after all of the Secured Obligations have been unconditionally and irrevocably paid or performed in full and the Credit Facilities, all Lender Swaps (except where the Lender Swaps provide for alternate credit support if the Credit Facilities (or either of them) are terminated and the applicable Swap Lenders have confirmed receipt of such alternate credit support), all Bilateral Operating Facilities and all Cash Management Facilities have been terminated.

6.9	Fall-away of Security

The Collateral shall be released from the Security Interests created by the Security and the Security shall be discharged at the Borrower's request if: (a) the Borrower shall have received and at that time shall maintain corporate family ratings of at least BBB- from S&P and at least Baa3 from Moody's and (b) prior thereto or concurrent therewith, all Security Interests securing the Second Lien Debt are also discharged (the date of such release, the "Release Date"). If, following the Release Date, the Borrower's corporate family ratings shall cease to be at least BBB- by S&P and at least Baa3 by Moody's, the Loan Parties shall promptly, and in any event within 60 days, enter into documentation reasonably requested by the Agent so as to cause the Secured Obligations to be secured on the same basis as the Security Obligations were secured prior to the Release Date.

6.10	Permitted Encumbrances

None of:

(a)	the fact that any Person is permitted to create or suffer to exist any Permitted Encumbrance;

(b)	the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances; or

(c)	the fact that the Security Interests created pursuant to the Loan Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created pursuant to the Loan Documents to any Permitted Encumbrance or to any other Security Interest or other obligation whatsoever, it being the intention of the parties that all Security Interests created pursuant to the Loan Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances (except in relation to those Permitted Encumbrances listed in subsections (j), (k), (p) and (t) of the definition of Permitted Encumbrances) and all other Security Interests or other obligations whatsoever.

6.11	Consent to Appointment of Collateral Agent

Prior to or concurrent with the issuance of any Second Lien Debt, the Borrower and the Lenders each hereby authorize the Agent to appoint an independent collateral agent, satisfactory to the Agent and the Second Lien Creditors (the "Collateral Agent") to hold common security documents for the common benefit of holders of the Secured Obligations and the Second Lien Creditors on terms substantially similar to the terms of the existing Security and otherwise on terms satisfactory to the Agent. At such time, the Borrower, the Agent and the Lenders agree to enter into an amendment to, or an amendment and restatement of, the Credit Agreement, as may be required to reflect the issuance of such common security, such amendment or amendment and restatement to be in form and substance satisfactory to the Agent and the Lenders, acting reasonably.

6.12	Bilateral Operating Facility Defeasance Collateral

The Agent and the Lenders hereby subordinate for the benefit of each Bilateral Operating Facility Lender, any Security Interests granted pursuant to the Security to any Security Interests granted in favour of such Bilateral Operating Facility Lender in any Bilateral Operating Facility Defeasance Collateral permitted under this Agreement. Upon written request by a Bilateral Operating Facility Lender to the Agent, the Agent (without the consent or direction of the Lenders) will promptly (and, in any event, within five Business Days of such written request of such Bilateral Operating Facility Lender) execute and deliver to such Bilateral Operating Facility Lender such agreements, instruments or other documents as such Bilateral Operating Facility Lender may reasonably request in order to evidence, acknowledge or further give effect to the foregoing subordination.

Article 7
PAYMENT AND TAXES

7.1	Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is due for value at or before noon (Toronto time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. All payments in respect of the Syndicated Facility shall be made at the Agent's Account for Payments and all payments made in respect of the Operating Facility shall be made at the Operating Lender's Account for Payments.

7.2	Application of Payments

Except as otherwise agreed to by all of the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement, following an Event of Default that is continuing, shall be applied by the Agent rateably among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	Agent's Fees: firstly, in payment of any amounts due and payable as Agent's fees referred to in Section 5.7;

(b)	Expenses: secondly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder or under any Loan Document if the Borrower has failed to pay such expenses when required hereunder or thereunder;

(c)	Standby Fees: thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 5.10;

(d)	Interest and Fees: fourthly, in payment of any amounts due and payable as and by way of interest pursuant to Sections 5.1, 5.2, 5.3 and 5.4, fees pursuant to Section 5.5, and interest on overdue amounts pursuant to Section 5.6; and

(e)	Other Amounts (other than Borrowings): fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder or under any Loan Document other than amounts hereinbefore referred to in this Section 7.2;

with the balance to be applied to repay or otherwise reduce Borrowings then due and payable so that the Borrowings outstanding hereunder to each Lender will to the extent possible, be in the same proportion as its Lender's Proportion of all Credit Facilities.

7.3	Taxes

(a)	Payments Clear of Taxes: Any and all payments any Loan Party makes to the Agent or any Lender under this Agreement or any other Loan Document shall be made without set-off or counterclaim, free and clear of, and without deduction or withholding for or on account of, any Tax.

(b)	Payments Subject to Taxes: If any Loan Party determines in good faith that it is required by Applicable Law to deduct, withhold or pay any Taxes, or if any liability for Taxes shall be imposed on the Agent or a Lender or shall arise against the Agent or a Lender from or in respect of any payment by or on account of any obligation of a Loan Party hereunder or under any other Loan Document, then:

(i)	if such Taxes are Indemnified Taxes, the sum payable shall be increased by that Loan Party (and, in the case of a Material Subsidiary, the Borrower shall cause such Material Subsidiary to do so) by an amount (and, in the case of interest, the interest increased) when payable as necessary so that after making or allowing for all required deductions, withholdings and payments (including deductions, withholdings and payments applicable to additional sums payable under this Section) the Agent or such Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required;

(ii)	the Borrower shall, and shall cause any Material Subsidiary to, make any such deductions or withholdings required to be made by it under Applicable Law; and

(iii)	the Borrower shall, and shall cause any Material Subsidiary to, timely pay the full amount of Taxes required to be deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(c)	Tax Refunds: In the event the Borrower has made a payment pursuant to Section 7.3(b), then (i) the relevant Lender shall take reasonable steps to make such applications or other filings (including for greater certainty, the filing of a Canadian income tax return) so as to obtain a reduction or refund of any such withheld or deducted amounts, and (ii) where the relevant Lender is thereafter granted or receives a credit, refund or remission in respect of the Taxes for which the relevant deduction or withholding was made, such Lender shall refund to the Borrower such amount (if any) as such Lender determines in good faith will leave such Lender in no worse position than would have been the case if there had never been any obligation to make such deduction or withholding in the first place.

(d)	Indemnification by Borrower: The Borrower shall indemnify the Agent and each Lender, within 10 Business Days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 7.3) paid in good faith by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e)	Indemnification by Lender: Each Lender shall severally indemnify the Agent, within 10 Business Days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), and (ii) any Taxes attributable to such Lender's failure to provide written notice of an assignment of all or a portion of a Loan and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set-off and apply any and all amounts at any time owing to such Lender under this Agreement or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this Section 7.3(e).

(f)	Evidence of Payments: As soon as practicable after any payment of Indemnified Taxes by a Loan Party to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(g)	FATCA: If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Taxes imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by the Borrower or the Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 7.3(g) "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

(h)	Survival: The provisions of this Section 7.3 shall survive the repayment of the Obligations and cancellation of the Credit Facilities.

7.4	Account Debit Authorization

The Borrower authorizes and directs the Agent and the Operating Lender, as applicable, in their discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with the Agent and the Operating Lender (if any), as applicable, for all amounts payable under the Loan Documents including, without limitation, in respect of principal, interest and fees payable under this Agreement and recoverable expenses due and payable hereunder or under any Loan Document.

Article 8
CONDITIONS PRECEDENT TO EFFECTIVENESS AND DISBURSEMENT OF THE BORROWINGS

8.1	Effectiveness and Conditions Precedent

This Agreement shall become effective at such time as the following conditions precedent have been satisfied:

(a)	No Event of Default: as of such time, there exists no Default or Event of Default, and the Agent has received a certificate from the Borrower certifying the same;

(b)	Representations and Warranties True: the representations and warranties contained in Article 2 are true and correct as of such time, and the Agent has received a certificate from the Borrower certifying the same;

(c)	Receipt of Documentation: the Agent has received, in form and substance satisfactory to the Lenders, the following:

(i)	a duly executed original of this Agreement, including the consent and acknowledgement of the Loan Party Guarantee and the Security from each of the Loan Parties in existence on the Effective Date;

(ii)	a certificate of status (or equivalent) in respect of each Loan Party in existence on the Effective Date issued under the laws of its jurisdiction of formation;

(iii)	an officer's certificate of the Borrower attaching thereto, inter alia, its certificate and articles of incorporation, by-laws or other constating documents, an incumbency certificate and authorizing resolutions;

(iv)	any applicable "know your client" or anti-money laundering information which a Lender may require; and

(v)	such other documents and documentation which the Agent may reasonably request;

(d)	No Material Adverse Effect: nothing shall have occurred (nor shall the Lenders have become aware of any facts not previously known) since the date of the last audited financial statements delivered to the Agent, which the Lenders shall determine is reasonably likely to have a Material Adverse Effect;

(e)	Fee Letters: the Borrower and the Agent have entered into written agreements in form and substance satisfactory to the Agent respecting the fees payable to the Agent and the Lenders hereunder; and

(f)	Fees: the Borrower has paid all fees and expenses then due to the Agent and the Lenders in respect of this Agreement and the Credit Facilities.

Each Lender hereby authorizes the Agent to confirm to the Borrower that the conditions precedent set forth in this Section 8.1 have been satisfied provided such Lender has not advised the Agent prior to this Agreement becoming effective pursuant to this Section 8.1 that such Lender is not satisfied that the Borrower has complied with such conditions precedent.

8.2	Conditions Precedent to each Utilization

The obligation of the Lenders to provide any Accommodation to the Borrower, or to allow any Conversion or Rollover, is subject to and conditional upon satisfaction of the following conditions precedent, as applicable:

(a)	on each Drawdown Date, Conversion Date or Rollover Date, as applicable, there exists no Default or Event of Default; and

(b)	on each Drawdown Date, the representations and warranties referred to in Section 2.1, other than those stated to be made as at a specific date, are true and correct in all material respects (or in all respects for those representations and warranties already subject to a materiality threshold) with the same effect as if made as of such date.

8.3	Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Majority Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of a Borrowing, without affecting the right of the Agent or the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

Article 9
COVENANTS OF THE BORROWER

9.1	Positive Covenants of the Borrower

The Borrower covenants and agrees with each of the Lenders and the Agent that unless it has received prior written consent of the Agent on behalf of the Majority Lenders (subject to Section 12.12):

(a)	Payment and Performance: the Borrower shall and shall cause each other Loan Party to duly and punctually pay all indebtedness and liabilities as and when due by it hereunder and perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b)	Maintain Corporate or Other Existence and Status: subject to Section 9.2(d) hereof, the Borrower shall and shall cause each other Loan Party to maintain its corporate, partnership or trust existence, as applicable, and duly register and qualify and remain duly registered and qualified to do business or own or lease property or assets in each jurisdiction in which the nature of any business transacted by it, or the character of any properties or assets owned or leased by it, requires such registration or qualification, except to the extent such failure to be so registered or qualified would not reasonably be expected to have a Material Adverse Effect;

(c)	Maintenance of Books and Records and Access to Assets: the Borrower shall and shall cause each other Loan Party to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with GAAP, and upon reasonable notice and during normal business hours, shall (i) permit representatives of the Agent to visit and inspect any of its properties to the extent it is within such Person's control to permit such inspection (and shall use commercially reasonable efforts to cause such inspection to be permitted to the extent it is not within such Person's control to permit such inspection) (provided that such visit shall be limited to no more than one (1) visit per calendar year in the aggregate, except during the continuance of an Event of Default), (ii) permit representatives of the Agent to discuss the business, operations, properties and financial and other conditions of the Borrower and its Subsidiaries with the Borrower's independent certified public accountants (provided that such discussions shall be limited to no more than one (1) discussion per calendar year in the aggregate, except during the continuance of an Event of Default) and (iii) permit representatives of the Agent or any Lender to discuss the business, operations, properties and financial and other condition of the Borrower and its Subsidiaries with officers of the Borrower and the other Loan Parties (provided that such discussions shall be coordinated by the Agent and shall be limited to no more than one (1) discussion per calendar year in the aggregate, in each case except during the continuance of an Event of Default);

(d)	Annual Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within ninety (90) days after the end of each Fiscal Year a consolidated balance sheet as at the close of such Fiscal Year and statements of income and changes in financial position for such Fiscal Year, setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report prepared by a national firm of accountants confirming that its examinations of such financial statements were made in accordance with generally accepted auditing standards and, accordingly, included such tests and other procedures as it considered necessary in the circumstances and that such financial statements present fairly in all material respects the financial position of the Borrower on a consolidated basis, as of the close of such Fiscal Year and the results of its operations and the changes in its financial position for the Fiscal Year then ended, in accordance with GAAP consistently applied and, to the extent available, accompanied by a management discussion & analysis; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(d) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca, and the Borrower shall have notified the Agent of such filing;

(e)	Quarterly Financial Statements: the Borrower shall furnish to the Agent as soon as available and in any event within forty-five (45) days after the end of each of the first three (3) Fiscal Quarters of the Borrower an unaudited consolidated balance sheet of the Borrower as at the end of such Fiscal Quarter and unaudited consolidated statements of income and changes in financial position of the Borrower prepared in accordance with GAAP consistently applied and, to the extent available, accompanied by a management discussion & analysis; provided that the Borrower shall be deemed to have satisfied its obligations under this Section 9.1(e) if and to the extent the foregoing shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR+ filing system at www.sedarplus.ca, and the Borrower shall have notified the Agent of such filing;

(f)	Compliance Certificate: the Borrower shall furnish to the Agent, within five (5) Business Days after the provision of financial statements or providing notice to the Agent of the filing thereof with the Canadian Securities Administrators in the SEDAR+ filing system at www.sedarplus.ca, in each case, pursuant to Sections 9.1(d) and 9.1(e), and effective as of the last day of the Fiscal Year or Fiscal Quarter, as applicable, a duly executed and completed Compliance Certificate for such Fiscal Year or Fiscal Quarter;

(g)	Annual Budget: the Borrower shall furnish to the Agent as soon as available and in any event no later than forty-five (45) days after the commencement of each Fiscal Year a budget for such Fiscal Year with a projected balance sheet and statement of projected cash flows and projected income for the Borrower on a consolidated basis;

(h)	Provision of Information: the Borrower shall provide to the Agent copies of all such information relating to the business, affairs, operations and financial condition of any Loan Party as the Agent may reasonably request;

(i)	Taxes: the Borrower shall and shall cause each other Loan Party to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with GAAP) of all Taxes which are due and payable, and provide adequate reserves (in accordance with GAAP) for the payment of any Tax the payment of which is being contested, all except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(j)	Insurance: the Borrower shall and shall cause each other Loan Party to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations and providing such coverages as would usually be maintained by Persons engaged in the same or similar business in the localities where such properties and operations are located, except to the extent any failure to do so would not reasonably be expected to have a Material Adverse Effect, and the Borrower shall, if requested, furnish the Agent with certificates or other evidence satisfactory to the Agent in compliance with the foregoing provisions and, in respect of insurance policies maintained by any of the Loan Parties, the Agent shall be added as an additional insured loss payee, as its interest may appear, and shall include a standard mortgagee clause;

(k)	Compliance With Laws and Regulations; Maintenance of Permits: the Borrower shall and shall cause each other Loan Party to:

(i)	comply with all Applicable Laws, including ERISA and any Canadian federal or provincial pension benefits standards legislation;

(ii)	manage and operate the applicable Loan Party's properties and assets in compliance with all Applicable Laws, including Environmental Laws;

(iii)	observe and conform to all valid requirements, including Governmental Actions, of any Governmental Authority relative to any applicable Loan Party's properties or assets;

(iv)	keep and maintain in effect and comply with all permits, approvals, licences and authorizations required in connection with the applicable Loan Party's business or operations; and

(v)	store, treat, transport or otherwise handle and dispose of all hazardous materials and waste owned, managed or controlled by the applicable Loan Party in compliance with all Environmental Laws;

except to the extent failure to comply with the foregoing would not reasonably be expected to have a Material Adverse Effect;

(l)	Compliance with Plans: the Borrower shall and shall cause each other Loan Party, each Subsidiary and each ERISA Affiliate to comply with all of its obligations under any Plan and any other employee pension plan and employee benefit plan maintained by it for the benefit of its employees, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect;

(m)	Notice of Certain Events: the Borrower shall provide the Agent with prompt written notice of:

(i)	the occurrence of any Default or Event of Default;

(ii)	any claims, actions, suits, litigation or other proceedings which are made or commenced against or adversely affect any Loan Party or any Loan Party's assets or properties, where (A) the amount involved is U.S. $25,000,000 or more and not covered by insurance or (B) such claim, action, suit, litigation or other proceeding, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(iii)	the occurrence or discovery of any circumstance, condition or event which would reasonably be expected to result in any Environmental Liability to any Loan Party which would reasonably be expected to have a Material Adverse Effect; and

(iv)	any other matter, circumstance or event that has had or would reasonably be expected to have a Material Adverse Effect;

(n)	Notices Affecting Security: the Borrower shall provide the Agent with prompt written notice, and in any event not less than ten (10) Business Days prior to any such change (or such shorter period as the Agent may agree to in writing), of any proposal to change the name of any Loan Party, the location of the chief executive office or sole place of business of any Canadian Loan Party, the jurisdiction under whose laws a Loan Party is organized, the organizational form of a Loan Party, or the organizational identification number of a U.S. Loan Party or to make any other change which would require additional steps to be taken to perfect the Security to the extent required hereunder;

(o)	Notices regarding Certain Assets: the Borrower shall provide the Agent with prompt written notice if:

(i)	the aggregate fair market value of all owned real property (including land and buildings) of the Loan Parties located in the United States has reached U.S. $100,000,000;

(ii)	the aggregate fair market value of all Certificated Service Rigs (excluding those rigs subject to a Permitted Encumbrance under subsection (j), (k) or (p) of the definition thereof) has reached U.S. $150,000,000; or

(iii)	the aggregate value of all commercial tort claims (as defined under the Uniform Commercial Code) of the Loan Parties arising in the United States equals or exceeds U.S. $100,000,000;

(p)	Operational Covenants: the Borrower shall and shall cause each other Loan Party to carry on and conduct its business and keep, maintain and operate its assets and properties in accordance with good industry and business practice;

(q)	Senior Ranking: the Borrower shall ensure that its obligations under the Credit Facilities, and each Material Subsidiary's obligations under the Loan Documents to which it is a party, rank, in each case, at least pari passu in right of payment with its other most senior indebtedness for borrowed money;

(r)	North American and Acceptable Secured Foreign Assets: the Borrower shall ensure that the North American and Acceptable Secured Foreign Assets (determined on an unconsolidated basis) directly account for at least 70% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter) and, for greater certainty, that those assets of the Borrower and its Subsidiaries (determined on an unconsolidated basis) which are not North American and Acceptable Secured Foreign Assets do not directly account for more than 30% of Consolidated EBITDA (calculated on a last-twelve-month basis at the end of each Fiscal Quarter);

(s)	Additional Collateral: on request of the Agent, acting on the instructions of the Majority Lenders, the Borrower shall and shall cause each other Loan Party to:

(i)	provide first priority mortgage security (subject to Permitted Encumbrances) over the owned real property (including land and buildings) of the Loan Parties in the United States (with the selection of the specific real property to be determined by the Agent in its discretion after consultation with the Borrower) to the extent necessary to ensure that the aggregate fair market value of the owned real property (including land and buildings) of the Loan Parties in the United States over which the Lenders do not have a perfected first priority mortgage (subject to Permitted Encumbrances) does not exceed U.S. $100,000,000;

(ii)	provide first priority Security Interests, as determined by the Agent, acting reasonably (including, where required by the applicable certificate of title statute, by the delivery to the Agent of the certificate of title thereto and a notation on the certificate of title of the Security Interests of the Security), over any Certificated Service Rigs of the Loan Parties (with the selection of the specific rigs to be determined by the Agent in its discretion after consultation with the Borrower) to the extent necessary to ensure that the aggregate fair market value of all Certificated Service Rigs of the Loan Parties over which the Lenders do not have a perfected first priority Security Interest (excluding those rigs subject to a Permitted Encumbrance under subsection (j), (k) or (p) of the definition thereof) does not exceed U.S. $150,000,000 or the Equivalent Amount thereof in any other currency; and

(iii)	where the aggregate value of all commercial tort claims (as defined under the Uniform Commercial Code) of the Loan Parties arising in the United States equals or exceeds U.S. $100,000,000, amend the Security to provide a sufficient description of any commercial tort claims to ensure that the Security extends to any such commercial tort claims as may be specified by the Agent in its discretion;

(t)	Material Subsidiaries: each of the Subsidiaries in subparagraphs (i) and (ii) below shall be Material Subsidiaries and, if and to the extent required by subparagraphs (iii) and (iv) below, the Borrower shall designate each of the Subsidiaries referred to therein as a Material Subsidiary and, in each case, shall cause each such Subsidiary to provide the Loan Party Guarantee and Security in accordance with the next paragraph of this Section 9.1(t):

(i)	any Subsidiary which guarantees (and has not then been or is not concurrently being released from its guarantee in respect of) any Debt which constitutes Specified Unsecured Debt;

(ii)	any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower;

(B)	is incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof); and

(C)	owns assets having a value of U.S. $25,000,000 or more (or the Equivalent Amount in any other currency);

(iii)	if the Borrower would not be in compliance with Section 9.1(r) after giving effect to subparagraphs (i) and (ii) above, then to the extent necessary to ensure such compliance, any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower;

(B)	is incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof); and

(C)	owns assets having a value of U.S. $10,000,000 or more; and

(iv)	if the Borrower would not be in compliance with Section 9.1(r) after giving effect to subparagraphs (i), (ii) and (iii) above and designating any other Subsidiaries which are wholly-owned (directly or indirectly) by the Borrower and incorporated or formed under the laws of Canada or the United States (or any province, territory or state thereof) which the Borrower chooses to designate, then to the extent necessary to ensure such compliance, any other Subsidiary which:

(A)	is wholly-owned (directly or indirectly) by the Borrower; and

(B)	is incorporated or formed under the laws of an Acceptable Foreign Jurisdiction.

The Borrower shall cause the foregoing Loan Party Guarantees and Security to be provided within the following time periods:

(X)	in the case of a Subsidiary referred to in subparagraph (i) above, concurrently with the provision of any guarantee referred to therein if such Subsidiary was a Subsidiary of the Borrower at the time such guarantee was provided or within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after such Subsidiary is acquired by the Borrower if such guarantee was provided prior to such acquisition;

(Y)	in the case of a Subsidiary referred to in subparagraph (ii) above, within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after the date any such Subsidiary meets all of the criteria set forth therein; and

(Z)	in the case of a Subsidiary referred to in subparagraph (iii) or (iv) above, within 45 days (or such longer period as may be agreed to by the Agent, acting reasonably) after the end of the first Fiscal Quarter at which the Borrower would not be in compliance with Section 9.1(r) but for the designation of such Subsidiary (and other Subsidiaries to the extent required to comply therewith) and, for all purposes hereof, the Borrower shall not be in default of Section 9.1(r) if the designation of such Subsidiary (and other Subsidiaries to the extent required to comply therewith) and the provision of the Loan Party Guarantee and Security thereby is completed within such 45 day period (or longer period, if applicable).

For greater certainty, the Borrower shall not be entitled to designate as a Material Subsidiary any Subsidiary incorporated or formed under the laws of an Acceptable Foreign Jurisdiction unless all potential Subsidiaries referred to in subsections (i), (ii) and (iii) above have been so designated. Notwithstanding the provisions of Sections 9.1(t)(ii) and 9.1(t)(iii) above, the Borrower shall not be required to cause a Subsidiary to be a Material Subsidiary if:

(1)	such Subsidiary is acquired by the Borrower or any of its Subsidiaries after the Effective Date pursuant to an Acquisition permitted under this Agreement;

(2)	such Subsidiary is an obligor with respect to Debt that exists at the time of such Acquisition and was not incurred in contemplation of such Acquisition;

(3)	the only obligors with respect to such Debt are such Subsidiary and those Persons who were obligors with respect to such Debt prior to such Acquisition;

(4)	the contractual provisions of such Debt as in effect prior to such Acquisition do not permit the granting of the Loan Party Guarantee and the Security by such Subsidiary;

(5)	the Borrower is otherwise in compliance with the provisions of this Agreement, including without limitation, Section 9.1(r) and Section 9.3; and

(6)	the aggregate principal amount of all Debt then outstanding of all acquired Subsidiaries which are subject to this provision (determined, without duplication, at the time such Subsidiary is so acquired) does not exceed U.S. $300,000,000 or the Equivalent Amount in any other currency;

(u)	Second Lien Debt: Borrower shall and shall cause each other Loan Party to provide to the Agent (i) not less than 10 Business Days' prior written notice of the Borrower's intention to launch any offering to create, incur or issue any Second Lien Debt together with a copy of a term sheet describing, in reasonable detail, the contemplated covenants of such Second Lien Debt that differ from the terms of the 2026 Notes and the 2029 Notes, and as soon as reasonably practicable thereafter, a copy of any offering memorandum relating to such Second Lien Debt and any Second Lien Financing Agreement which the Borrower is intending to enter into in connection therewith; (ii) prompt written notice after becoming aware of a default or event of default under or related to the Second Lien Financing Agreement, an officer's certificate describing in detail such default or event of default; (iii) all such additional guarantees and Security as may be required to ensure that each Subsidiary of the Borrower that is a guarantor of the Second Lien Debt is also a Loan Party and that the Security Interests securing the Second Lien Debt do not extend beyond the Security Interests granted pursuant to the Loan Documents and as otherwise may be required to maintain the Secured Lenders' first priority Security Interest over all assets of the Loan Parties; and (iv) not less than 10 Business Days' prior written notice of any proposed alteration, amendment, modification or supplement to, or restatement of, the Second Lien Financing Agreement or any ancillary document related thereto (or any waiver or consent to like effect), which notice shall include a copy of such proposed alteration, amendment, modification, supplement, restatement, waiver or consent; and

(v)	Anti-Money Laundering/Anti-Terrorist Financing Laws; Sanctions; Anti-Corruption Laws Representations Continue to be true: the Borrower shall, and shall cause each of its Subsidiaries to, conduct its business operations such that, and have policies and procedures in place to ensure that, each of the representations and warranties in Section 2.1(y) are true and correct at all times that this Agreement is in effect (and not just at, and as of, the times such representations and warranties are made or deemed to be made).

9.2	Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants and agrees with each of the Lenders and the Agent that it shall not, and shall ensure that each other Loan Party shall not, without the prior written consent of the Agent on behalf of the Majority Lenders (subject to Section 12.12):

(a)	Change of Primary Business: change its primary business from the oil and gas energy services business (including any business currently carried on by the Borrower or any of its Subsidiaries) and other businesses that are reasonably related thereto or reasonable extensions thereof (other than, in each case, material oil and gas exploration or production businesses);

(b)	Dispose of Assets: Dispose of any of its assets or properties, other than Permitted Dispositions;

(c)	Negative Pledge: create, incur, assume, permit or suffer to exist any Security Interest upon or with respect to any of its assets or properties, except for Permitted Encumbrances;

(d)	Corporate Reorganizations: enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, amalgamation, merger, plan of arrangement, wind up, liquidation, transfer, sale or otherwise (each a "Reorganization Transaction") unless:

(i)	other than in the case of a Reorganization Transaction involving only Loan Parties or involving only one or more Loan Parties and one or more Permitted Reorganization Subsidiaries, S&P and Moody's have each confirmed that the rating applicable to the Successor would not be less than that applicable to the Borrower immediately prior to such Reorganization Transaction (and a change in outlook shall not be considered to be a change in rating);

(ii)	prior to or contemporaneously with the consummation of such Reorganization Transaction:

(A)	the Successor is or will be (by operation of law or otherwise) bound by or have assumed all the covenants and obligations of the Borrower or such Loan Party under the Loan Documents and other Secured Documents to which it is a party; and

(B)	the Loan Documents and the other Secured Documents to which it is a party will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Agent and the Secured Lenders, as against the Successor, to exercise all their rights under the Loan Documents and other Secured Documents to which it is a party;

and provided that the Successor shall also execute and/or deliver to the Agent such documents (including assumption agreements relating to any continuing obligations and legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish (A) and (B) above;

(iii)	in the case of the Borrower, the Successor is a corporation incorporated or formed under the federal laws of Canada or the laws in force in a province of Canada;

(iv)	other than in the case of a Reorganization Transaction involving only Loan Parties, such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair in any material respect any of the rights and powers of the Agent and the Secured Lenders hereunder and under any other Loan Documents; and

(v)	no Event of Default or Default shall have occurred and be continuing immediately prior to such Reorganization Transaction or will occur as a result of such Reorganization Transaction;

(e)	Distributions: make, give effect to or implement any steps or procedures to make any Distribution by a Loan Party other than:

(i)	to a Loan Party (that has provided Security), provided that no Default or Event of Default has occurred and is continuing or would result therefrom;

(ii)	any Distribution to the extent payable in common shares of the Borrower;

(iii)	any Distribution which constitutes an Investment or Financial Assistance and which is not prohibited by Section 9.2(j); and

(iv)	any Distribution, provided that: (A) in the case of any Distribution payable to the shareholders of the Borrower which requires a declaration, such Distribution is payable within 45 days after the date of such declaration and, at the date of such declaration, no Default or Event of Default has occurred and is continuing or would result therefrom, (B) at the date of payment of any such Distribution, no Default or Event of Default has occurred and is continuing or would result therefrom, and (C) immediately after giving effect to any such Distribution, determined on a Pro Forma Basis, the Consolidated Senior Debt to Adjusted EBITDA Ratio shall be less than or equal to 1.75 to 1.0;

(f)	Swaps: enter into any Swap outside the ordinary course of its business or for speculative purposes (determined, where relevant, by reference to GAAP);

(g)	Specified Unsecured Debt: incur, assume or permit to exist any Specified Unsecured Debt other than:

(i)	Specified Unsecured Debt that is outstanding on the Effective Date and continues to be outstanding minus, to the extent the calculation in subparagraph (iv) below results in an amount that is less than zero, such absolute amount;

(ii)	Specified Unsecured Debt assumed in connection with a Significant Acquisition provided that such Debt of such Person exists at the time of such Significant Acquisition and was not incurred in contemplation of such Significant Acquisition;

(iii)	Specified Unsecured Debt incurred (in this subsection, "Refinancing Specified Unsecured Debt") to refinance, refund, renew or extend any Specified Unsecured Debt described in subparagraph (i) or (ii) immediately above (in this subsection, "Existing Specified Unsecured Debt") provided that the principal amount of the Refinancing Specified Unsecured Debt does not exceed the principal amount then owing under the Existing Specified Unsecured Debt plus any accrued and unpaid interest thereon and any premium required by the terms of the Existing Specified Unsecured Debt to be paid to the holders of such Existing Specified Unsecured Debt; and

(iv)	other Specified Unsecured Debt in an aggregate amount outstanding at any time not to exceed U.S. $500,000,000 (or the Equivalent Amount in any other currency) plus:

(A)	the aggregate amount (determined using the realized repurchase price if redeemed, retired, defeased, purchased, prepaid or exchanged at less than face value) of any Specified Unsecured Debt described in subparagraph (i) above which is redeemed, retired, defeased, purchased, prepaid or exchanged; minus

(B)	the aggregate amount of any Second Lien Debt which is not applied to redeem, retire, defease, purchase, prepay, exchange or otherwise acquire any Specified Unsecured Debt described in paragraph (i) above within a 135 day period of the creation, incurrence or issuance of such Second Lien Debt (including the date of such creation, incurrence or issuance);

provided that, in the case of each of (i), (ii), (iii) and (iv) above:

(x)	no Default or Event of Default shall have occurred and be continuing immediately prior to the incurrence or assumption of such Specified Unsecured Debt or will occur as a result of the incurrence or assumption of such Specified Unsecured Debt; and

(y)	after giving effect to the incurrence or assumption of such Specified Unsecured Debt and completion of the Significant Acquisition, as applicable, determined on a Pro Forma Basis, the Borrower is in compliance with the financial covenants set forth in Section 9.3;

(h)	Anti-Cash-Hoarding: use the proceeds of any Accommodation to accumulate or maintain cash or Cash Equivalents in one or more depository or investment accounts maintained by the Borrower and its Subsidiaries in an amount, in the aggregate, greater than Cdn. $50,000,000 (or the Equivalent Amount in U.S. Dollars), but excluding therefrom cash or Cash Equivalents accumulated or maintained therein for a specified business purpose (other than simply accumulating a cash reserve), and, for certainty, the Lenders may refuse to make any requested Accommodation which the Lenders, acting reasonably, determine would result in a contravention of this Section 9.2(h); or

(i)	Restrictions on Redemptions and Repurchases of Second Lien Debt and Specified Unsecured Debt: redeem, retire, defease, purchase, prepay, exchange or otherwise acquire for value any Second Lien Debt or Specified Unsecured Debt other than:

(i)	Specified Unsecured Debt to the extent funded (whether directly, indirectly or by way of exchange) by the creation, incurrence or issuance of Second Lien Debt or other Specified Unsecured Debt permitted hereby or equity or equity-like securities in the Borrower, provided that such redemption, retirement, defeasance, prepayment, exchange or other acquisition occurs within a 135 day period which includes the date of such creation, incurrence or issuance; and

(ii)	other redemptions, retirements, defeasances, purchases, prepayments, exchanges or other acquisitions of Second Lien Debt or Specified Unsecured Debt under one or more transactions provided that:

(A)	no Default or Event of Default shall have occurred and be continuing immediately prior thereto or would result therefrom; and

(B)	immediately after giving effect to each such redemption, retirement, defeasance, purchase, prepayment, exchange, determined on a Pro Forma Basis, the Consolidated Senior Debt to Adjusted EBITDA Ratio shall be less than or equal to 1.75 to 1.0 and the Borrower shall be in compliance with the financial covenant in Section 9.3(b).

(j)	Financial Assistance / Investments: provide any Financial Assistance or make any Investment, other than

(i)	Permitted Financial Assistance;

(ii)	Permitted Investments; and

(iii)	Financial Assistance and Investments other than as set out in paragraphs (i) and (ii) above; provided that, the amount of all such Financial Assistance and Investments (in aggregate) does not at any time exceed an amount equal to 5% of Consolidated Net Tangible Assets plus the aggregate amount of cash proceeds paid to and actually received by a Loan Party (that has provided Security) as a result of (A) distributions or any other return of capital or (B) any Disposition to a person other than the Borrower or a Loan Party that has provided Security, in each case, of or in respect of any Investment made pursuant to this clause (iii), provided, in each case, no Default or Event of Default has occurred and is continuing (other than in the case of Investments and Financial Assistance by a Loan Party in or to a Loan Party that has provided Security) or would reasonably be expected to result therefrom and, notwithstanding the foregoing, no Loan Party or any Subsidiary thereof (other than a First Nations JV Entity) shall make any Investments in or to any First Nations JV Entity other than Permitted First Nations JV Investments.

9.3	Financial Covenants

The Borrower covenants and agrees with each of the Lenders and the Agent that:

(a)	Consolidated Senior Debt to Adjusted EBITDA Ratio: the Borrower shall maintain a Consolidated Senior Debt to Adjusted EBITDA Ratio of not more than 2.5 to 1.0 as of the last day of any period of four (4) consecutive Fiscal Quarters, provided that if the Borrower or a Subsidiary completes a Significant Acquisition, then during the period from the completion of such Significant Acquisition to the end of the third complete Fiscal Quarter after completion of such Significant Acquisition, the Borrower may permit the Consolidated Senior Debt to Adjusted EBITDA Ratio to increase to a level not exceeding 3.0 to 1.0; and

(b)	Consolidated Interest Coverage Ratio: the Borrower shall maintain a Consolidated Interest Coverage Ratio of at least 2.5 to 1.0 as of the last day of each period of four (4) consecutive Fiscal Quarters.

Article 10
EVENTS OF DEFAULT

10.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a)	Failure to Pay Principal: the failure of the Borrower to make any payment of any Borrowings when due hereunder;

(b)	Failure to Pay Interest or Fees: the failure of the Borrower to make any payment of any interest or fees or any portion thereof when due hereunder and such default shall remain unremedied for a period of five (5) days after such amount is overdue;

(c)	Covenants: if there is a breach or failure of due performance or observance by any Loan Party of any covenant or provision of this Agreement or any of the Loan Documents (other than those otherwise dealt with in this Section 10.1), unless such breach or failure is cured to the satisfaction of the Majority Lenders, acting reasonably, within thirty (30) days after written notice thereof by the Agent to the Borrower (or, in the case of Section 6.7(a), within thirty (30) days after such initial period shall have expired);

(d)	Misrepresentations: if any representation or warranty made or deemed to be made by the Borrower or any other Loan Party in any Loan Document shall prove to have been incorrect in any material respect when made or deemed to be made or repeated hereunder or thereunder; provided that if the matter, defect or deficiency which is the subject matter of the misrepresentation is capable of correction or remedy (and not merely by changing the representation made), then if it is not corrected or remedied to the satisfaction of the Majority Lenders, acting reasonably, within thirty (30) days after written notice thereof by the Agent to the Borrower;

(e)	Cease to Carry on Business: if, subject to Section 9.2(d), the Borrower ceases to carry on business;

(f)	Voluntary Insolvency: if any Loan Party shall:

(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial portion of its assets or undertaking;

(ii)	make a general assignment for the benefit of creditors, or be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii)	commence any case, proceeding or other action under any existing or future Applicable Law relating to bankruptcy, insolvency, reorganization of its debts, winding-up or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement or adjustment of its debts, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, creditor arrangement or insolvency proceeding; or

(iv)	take corporate or partnership action for the purpose of effecting any of the foregoing;

(g)	Involuntary Insolvency: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against any Loan Party seeking in respect of it an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of such Loan Party or of all or a substantial portion of its assets or undertaking, or any other like relief in respect of such Loan Party under any bankruptcy, creditor arrangement or insolvency law and, if such case, proceeding or other action is being contested by the Borrower in good faith, the same shall continue undismissed or unstayed and in effect for any period of thirty (30) consecutive days; provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against a Loan Party thereunder or a trustee, receiver or liquidator is appointed in the interim and such order, decree, judgment or appointment is not stayed or discharged within five (5) days of it being granted, such grace period shall cease to apply (provided that a default under this subsection (g) shall be deemed not to have occurred where the default relates only to one or more Material Subsidiaries and the assets of all Material Subsidiaries subject to such case, proceeding or other action at the same time or already subject thereto shall have a fair market value of less than U.S. $20,000,000 or the Equivalent Amount in any other currency);

(h)	Judgments: if a final judgment or judgments for the payment of money shall be rendered against any Loan Party in an aggregate amount (for all such judgments) in excess of U.S. $50,000,000 or the Equivalent Amount in any other currency and the same shall remain undischarged for a period of thirty (30) days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(i)	Writs: if writs, executions, attachments or similar processes are issued or levied against any of the property of any Loan Party having an aggregate value in excess of U.S. $50,000,000 or the Equivalent Amount in any other currency and such writ, execution, attachment or similar process remains undischarged, unstayed or unreleased for a period of thirty (30) days;

(j)	Encumbrancers: if encumbrancers or lienors lawfully take possession of any property of any Loan Party having an aggregate value in excess of U.S. $50,000,000 or the Equivalent Amount in any other currency and such possession continues undischarged or unstayed for a period of thirty (30) days;

(k)	Invalid Loan Documents: if any material provision of any Loan Document continues to be invalid or unenforceable in whole or in a material part, or any of the Security Interests constituted by the Security fails to attach to any material assets intended to be subject thereto or to have the priority intended thereby, and, in either case, the same is not cured to the satisfaction of the Majority Lenders, acting reasonably, within thirty (30) days after written notice thereof by the Agent to the Borrower;

(l)	Change of Control: if at any time a Change of Control occurs and such Change of Control has not been approved by the Majority Lenders;

(m)	Bilateral Operating Facility Indebtedness or Cash Management Facility Indebtedness: if a Termination Event shall occur under a Bilateral Operating Facility or a Cash Management Facility, or if a Bilateral Operating Lender or Cash Management Provider has demanded repayment of the Bilateral Operating Facility Indebtedness or Cash Management Facility Indebtedness, as applicable, due to it and such indebtedness has not been paid by the expiry of the notice period specified by such Bilateral Operating Lender or Cash Management Provider, as applicable;

(n)	Lender Swaps: if a Termination Event shall occur under a Lender Swap, or if any Loan Party shall fail to pay when due any amounts owing under a Lender Swap after the expiry of any notice or cure period provided by the applicable Swap Lender;

(o)	Cross Default: if any Loan Party is in default under any term or provision of any agreement evidencing or securing Debt or under any Swap (other than under this Agreement, a Bilateral Operating Facility Agreement or a Cash Management Facility Agreement), and:

(i)	such default is caused by a failure to pay any principal, interest or other amount, and the effect of or consequence of such default is to cause or to permit the holder of such Debt or the counterparty under such Swap to cause (with the lapse of time or the giving of notice or otherwise) such Debt to become due prior to its stated maturity or its regularly scheduled date of payment (or in the case of Debt payable on demand, to become payable) or such Swap to be terminated; or

(ii)	such default is caused by the failure to perform or comply with any term or provision of any such agreement (other than a payment default) and the effect of or consequence of such default is to cause or permit the holder of such Debt or the counterparty under such Swap to cause (with the lapse of time or the giving of notice or otherwise) such debt to become due prior to its stated maturity or before its regularly scheduled date of payment (or in the case of Debt payable on demand, to become payable) or such Swap to be terminated;

and the aggregate amount of Debt or Swap obligations outstanding under all agreements to which such defaults relate is in the aggregate in excess of U.S. $50,000,000 or the Equivalent Amount in any other currency;

(p)	Breach of Financial Covenants: if there is a breach in the performance or observance of any of the covenants or agreements in Section 9.3; or

(q)	Breach of Distribution Provisions: if there is a breach in the performance or observance of any of the covenants or agreements in Section 9.2(e).

(r)	Breach of Financial Assistance / Investment Provisions: if there is a breach in the performance or observance of any of the covenants or agreements in Section 9.2(j), unless such breach or failure is cured to the satisfaction of the Majority Lenders, acting reasonably, within ten (10) days after written notice thereof by the Agent to the Borrower.

10.2	Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived, the Agent, on behalf of the Lenders and with the approval of the Majority Lenders, shall be entitled to, without limiting or restricting other remedies or rights under contract, at law or in equity, as the Agent and the Majority Lenders may in their sole and unfettered discretion determine:

(a)	Terminate Commitment: cease to make or continue any Borrowings hereunder, notwithstanding any prior receipt by the Agent of a Borrowing Notice, Conversion Notice or Rollover Notice or any other event and the Agent may, by written notice to the Borrower, declare the Total Commitment and the right of the Borrower to apply for further Accommodations to be terminated; and

(b)	Acceleration Notice: by written notice to the Borrower (an "Acceleration Notice"), declare all Borrowings (including the undrawn amount of all outstanding Letters of Credit) and other liabilities and indebtedness (whether matured or unmatured) of the Borrower to the Agent and the Lenders hereunder and under the other Loan Documents to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 10.1(f) or 10.1(g) (each, an "Insolvency Event") the Total Commitment shall automatically terminate and all Borrowings (including the undrawn amount of all outstanding Letters of Credit) and other indebtedness and liabilities hereunder and under the other Loan Documents shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Insolvency Event or at the time stated in an Acceleration Notice, the Borrower shall pay to the Agent on behalf of the Lenders all amounts owing or payable in respect of all Borrowings (including the undrawn amount of all outstanding Letters of Credit) and other indebtedness and liabilities hereunder and under the other Loan Documents, failing which all rights and remedies of the Agent and the Lenders under the Loan Documents shall thereupon become enforceable.

10.3	Demands for Repayment of other Secured Obligations

(a)	Ability to Deliver Other Secured Lender Demands: If the Agent, on behalf of the Majority Lenders, delivers an Acceleration Notice:

(i)	each Swap Lender may, within three (3) Business Days, deliver (to the extent applicable to it) a Swap Demand for Payment;

(ii)	each Bilateral Operating Facility Lender may, within three (3) Business Days, deliver (to the extent applicable to it) a Bilateral Operating Facility Demand for Repayment; and

(iii)	each Cash Management Facility Provider may within three (3) Business Days, deliver (to the extent applicable to it) a Cash Management Facility Demand for Repayment.

(b)	Termination Event: If a Termination Event has occurred, or an Acceleration Notice has been delivered by the Agent and all Secured Obligations are not thereafter due and payable, each Secured Lender shall, within three (3) Business Days, deliver such Demands for Repayment as may be necessary to ensure that all Secured Obligations are thereafter due and payable under all Secured Documents.

(c)	Notification by other Secured Lenders: If any Secured Lender (other than the Agent and the Lenders) proposes to deliver a Demand for Repayment, such Secured Lender shall notify the Agent of its determination (who shall thereupon promptly notify each Lender), and the Agent, within a further five (5) Business Days after receipt of the aforesaid notice, shall notify all such Secured Lenders whether the Agent, on behalf of the Majority Lenders, proposes to deliver an Acceleration Notice hereunder. If the Agent does not so advise such Secured Lenders within such five (5) Business Day period it shall be deemed to have advised that the Majority Lenders do not propose to deliver an Acceleration Notice. If the Agent does notify such Secured Lenders that the Majority Lenders propose to deliver an Acceleration Notice, all Demands for Repayment shall, to the extent not already delivered and to the extent practicable, be delivered concurrently by the Agent and the other Secured Lenders. If the Agent does notify such Secured Lenders that the Majority Lenders do not propose, or the Agent is deemed to have advised that the Majority Lenders do not propose, to deliver an Acceleration Notice, the Secured Lender which delivered the notice to the Agent may, if it has not already delivered its Demand for Repayment, at any time within thirty (30) days thereafter deliver the Demand for Repayment under its Secured Document. If the Secured Lender delivering any such Demand for Repayment does not receive the amount so demanded on or prior to the time stated in such Demand for Repayment, such Secured Lender shall so notify the Agent, and the Agent and each other Secured Lender shall forthwith concurrently deliver such Demands for Repayment as may be necessary to ensure that all Secured Obligations are thereafter due and payable under all Secured Documents.

(d)	No Sharing: Any amounts which are lawfully received by any Secured Lender under its Secured Document prior to the earlier of the delivery by the Agent of an Acceleration Notice or the occurrence of a Termination Event hereunder are not required to be shared pursuant to the provisions of Section 10.7.

(e)	Lender Affiliates: If a Secured Document is entered into with an Affiliate of a Lender, that Lender shall cause such Affiliate to be bound by this Agreement, including for certainty, any requirements to deliver a Demand for Repayment as required by this Section 10.3 and such obligations shall survive such Lender ceasing to be a Lender hereunder.

10.4	Cash Collateral Accounts

Upon the occurrence of:

(a)	a Termination Event or delivery of an Acceleration Notice; or

(b)	an event where the Borrower makes payment to a Cash Collateral Account of the required amount;

the Borrower shall forthwith pay to the Agent, for deposit into a Cash Collateral Account, an amount (which, in the case of (b) above, shall not be in excess of the required amount referred to therein) equal to the Lender's maximum potential liability under then outstanding SOFR Loans and CORRA Loans (unless the Borrower makes payment of the amount required pursuant to Section 11.6) (collectively, the "Escrow Funds"). The Escrow Funds shall, in the case of (a) above, be held by the Agent for set-off against future indebtedness owing by the Borrower to the Lenders in respect of such SOFR Loans and CORRA Loans (unless the Borrower makes payment of the amount required pursuant to Section 11.6) or, in the case of (b) above, be applied as required by Section 4.3

10.5	Remedies on Default

After an Event of Default:

(a)	Majority Lenders Instructions: if the Majority Lenders provide directions or instructions to the Agent, the Agent on behalf of all Secured Lenders shall take such actions and commence such proceedings as the Majority Lenders in their sole discretion may determine and may enforce or otherwise realize upon any Security, all without any obligation to marshal any Security Interests and without additional notice, presentation, demand or protest, all of which the Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law). If, from time to time, there are no Secured Lenders other than Swap Lenders, Bilateral Operating Facility Lenders or Cash Management Facility Providers, the Majority Lenders for the purposes of this Agreement shall be calculated by revising paragraph (b) of the definition of Majority Lenders to read: "during the continuance of a Default or Event of Default when there are any Secured Obligations outstanding, those Secured Lenders to whom there is owing 50.1% or more of the aggregate Secured Obligations under all Secured Documents;";

(b)	General Remedies: the rights and remedies of the Agent and each Secured Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may, on behalf of all Secured Lenders, and shall, if so required by the Majority Lenders, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(i)	Specific Performance: the specific performance of any covenant or agreement contained in the Loan Documents;

(ii)	Injunction: enjoining a violation of any of the terms of the Loan Documents;

(iii)	Assistance: aiding in the exercise of any power granted by the Loan Documents or by law; or

(iv)	Judgment: obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents; and

(c)	Conversion on Default: the Operating Lender or the Agent on behalf of the Syndicated Lenders (as applicable) may convert (a) a CORRA Loan owing by the Borrower to a Prime Loan or (b) a SOFR Loan owing by the Borrower to a U.S. Base Rate Loan. Interest shall accrue on each such U.S. Base Rate Loan or Prime Loan, as applicable, at the rate specified in Sections 5.1 or 5.2, as applicable, with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.

10.6	Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, and in addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, the Agent and each Secured Lender is authorized at any time and from time to time thereafter, without notice to the Borrower or to any other Person (any such notice being expressly waived by the Borrower), to combine, consolidate or merge all or any of the Borrower's accounts with and liabilities to it and to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final) and any other indebtedness at any time held by or owing by it to or for the credit of or the account of the Borrower against and on account of any Secured Obligations (including the undrawn amount of all Letters of Credit) and other liabilities and indebtedness of the Borrower to the Agent or such Secured Lender under this Agreement and the other Secured Documents, including, without limitation, all claims of the Agent or any Secured Lender of any nature or description arising out of or connected with this Agreement and the other Secured Documents, irrespective of whether or not the Agent or any Secured Lender has made any demand under this Agreement or any of the other Secured Documents and although such obligations, liabilities or claims of the Borrower or any of them are contingent or unmatured.

10.7	Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all the Secured Lenders in their sole discretion, all monies and property received by the Secured Lenders for application in respect of the Secured Obligations subsequent to the Adjustment Time and all monies received as a result of a realization upon the Loan Party Guarantee and the Security shall be applied and distributed to the Secured Lenders in the manner set forth below, each such application to be made in the following order with any balance remaining after application in respect of each category to be applied to the next succeeding category:

(a)	firstly, in or towards payment of any fees or expenses then due and payable to the Agent hereunder or under any other Loan Document;

(b)	secondly, Rateably among the Secured Lenders in respect of amounts due and payable to such Secured Lenders as and by way of recoverable expenses under its Secured Documents or under any of the Security;

(c)	thirdly, Rateably among the Secured Lenders (other than the Swap Lenders) in respect of amounts due and payable to such Secured Lenders by way of interest, acceptance fees, letter of credit fees, interest on overdue amounts and standby fees; and

(d)	fourthly, Rateably among the Secured Lenders in or towards repayment of the Secured Obligations.

To the extent that a Secured Document is entered into by an Affiliate of a Lender, that Lender shall cause such Affiliate to comply with the provisions of this Section 10.7 and such obligation shall survive such Lender ceasing to be a Lender hereunder.

10.8	Adjustments Among Lenders

Notwithstanding anything herein to the contrary or any other Loan Document, if the Agent has delivered an Acceleration Notice or an Insolvency Event has occurred and is continuing:

(a)	each Lender agrees that it will at any time or from time to time thereafter at the request of the Agent as required by any Lender, purchase at par on a non-recourse basis a participation in Borrowings owing to each of the other Lenders and make any other adjustments as are necessary or appropriate, in order that Borrowings owing to each of the Lenders, as adjusted pursuant to this Section 10.8, will be in the same proportion as each Lender's Commitment was to the Total Commitment immediately prior to the delivery of such Acceleration Notice occurrence of the Insolvency Event (as the case may be); and

(b)	the amount of any repayment made by or on behalf of the Loan Parties under the Loan Documents, any proceeds from the exercise of any rights and remedies of the Agent and the Lenders under the Loan Documents and any distribution or payment received by the Agent or the Lenders with respect to the Loan Parties in the event of any bankruptcy, insolvency, winding-up, liquidation, arrangement, compromise or composition, will be applied by the Agent in a manner such that to the extent possible the amount of Borrowings owing to each Lender after giving effect to such application will be in the same proportion as each Lender's Commitment was to the Total Commitment immediately prior to the delivery of such Acceleration Notice occurrence of the Insolvency Event (as the case may be).

Each Lender shall, at any time and from time to time at the request of the Agent as required by any Lender, execute and deliver such agreements, instruments and other documents and take such other steps and actions as may be required to confirm, evidence or give effect to the foregoing.

10.9	Lender May Perform Covenants

If any Loan Party shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents or any other Secured Document within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Agent may, on behalf of the Secured Lenders and with the approval of the Majority Lenders and with prior notification to the Borrower, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Secured Lenders. If the Agent elects to effect such observance or performance, neither the Agent nor any Secured Lender shall be liable for any failure or deficiency in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith, except to the extent the Agent or such Secured Lender is grossly negligent or acts with wilful misconduct. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from and including the date paid by the Agent hereunder to but excluding the date such amounts are repaid in full by the Borrower and shall be guaranteed by the Loan Party Guarantee and secured by the Security.

10.10	Waiver of Default

Any single or partial exercise by any Secured Lender, the Agent or by the Agent on behalf of any Secured Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents or any other Secured Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Secured Lender may be lawfully entitled for the same default or breach, and any waiver by any Secured Lender, the Agent or by the Agent on behalf of any Lender or Swap Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents or any other Secured Document, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the Agent's or a Secured Lender's rights or remedies under the Loan Documents and any other Secured Document.

Article 11
EXPENSES AND INDEMNITIES, MARKET DISRUPTION, Benchmark replacement settings, REPLACEMENT LENDERS AND DEFAULTING LENDERS

11.1	Reimbursement of Expenses

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by any Loan Party under this Agreement shall be supplied by the Borrower without cost to the Agent or any Lender. The Borrower agrees:

(a)	to pay or reimburse the Agent for all its reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees and disbursements of one Canadian counsel, one U.S. counsel and one local counsel in each relevant jurisdiction and filing and recording fees and expenses, with statements with respect to the foregoing to be submitted to the Borrower prior to the Effective Date (in the case of amounts to be paid on the Effective Date) and from time to time thereafter on a periodic basis as the Agent shall deem appropriate;

(b)	to pay or reimburse each Lender and the Agent for all its out-of-pocket costs and expenses incurred in connection with the enforcement, preservation of any rights under, or the restructuring or workout of, this Agreement, the other Loan Documents and any such other documents, including the fees and disbursements of its counsel; and

(c)	to pay, indemnify, and hold each Lender and the Agent harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, that may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents.

All amounts due under this Section 11.1 shall be payable not later than 10 days after written demand therefor.

11.2	Increased Cost

If, after the date hereof, the introduction of, any change in, or the implementation of, any Applicable Law (including any capital adequacy requirement) (other than any taxes on the overall net income of a Lender or upon the overall capital of a Lender), regulation, treaty or official directive now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) (individually, a "Circumstance"):

(a)	subjects a Lender to any Tax, changes the basis of taxation of payments due to a Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to a Lender under this Agreement;

(b)	imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by a Lender, or deposits of or for the account of a Lender, or loans by a Lender, or any other acquisition of funds for loans by a Lender or commitments by a Lender to fund loans or obligations of a Lender in respect of letters of credit or letters of guarantee issued by such Lender; or

(c)	imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing, such Lender (other than the Operating Lender) shall promptly notify the Agent. Notwithstanding anything herein to the contrary, (i) the Dodd Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being, the "New Rules"), shall in each case be deemed to be a "change in law" for the purposes of this Section 11.2, regardless of the date enacted, adopted or issued, in each case (i) to the extent materially different from that in effect on the date hereof and (ii) to the extent that such New Rules have general application to substantially all of the banks within the jurisdiction in which such Lender operates.

The Agent or the Operating Lender, as applicable, shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender or to the Operating Lender, as applicable, from time to time that amount which compensates such Lender or the Operating Lender, as applicable, for such additional cost or reduction in income from time to time ("Additional Compensation") on the next Interest Date in the case of a SOFR Loan or a CORRA Loan, on the next date of issuance of any Letters of Credit or on the next Interest Date in any other case (and each successive Interest Date or date of issuance, if applicable), provided that the Borrower shall not be obligated to pay any such Additional Compensation unless such Lender or the Operating Lender, as applicable, is generally claiming similar compensation from other customers in similar circumstances, and the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is three (3) months prior to the date on which the Agent, on behalf of such Lender, or the Operating Lender, as applicable, gives notice to the Borrower that such Additional Compensation is so accruing, provided that, if the circumstances giving rise to such claim have a retroactive effect, then such three (3) month period shall be extended to involve the period of such retroactive effect. A photocopy of the relevant law, regulation, treaty, official directive or regulatory requirement (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate by a duly authorized officer of such Lender or the Operating Lender, as applicable, (prepared in good faith) setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent or the Operating Lender, as applicable, to the Borrower and is prima facie evidence of the amount of the Additional Compensation. If the Agent or Operating Facility Lender, as applicable, notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender or the Operating Lender, as applicable, and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent or the Operating Lender, as applicable, to make payment in full to the Agent or the Operating Lender, as applicable, for the account of such Lender or to the Operating Lender, as applicable, in respect of the applicable Borrowing on the date specified in such notice together with accrued but unpaid interest and fees in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

11.3	Illegality

(a)	If the introduction of or any change in Applicable Law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, makes it unlawful or prohibited for a Lender (in its sole opinion acting reasonably and in good faith) to make, fund or maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, such Lender may by written notice to the Borrower through the Agent terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall either (i) prepay such Borrowings within fifteen (15) Business Days together with all accrued but unpaid interest and fees as may be applicable to the date of payment, or (ii) convert by notice to the Agent or the Operating Lender, as applicable, such Borrowings forthwith into another basis of Borrowing available under this Agreement. If any Lender determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Security Interest over real property pursuant to any law of Canada or the United States (or any province, state or territory thereof) or otherwise, such Lender may notify the Agent and disclaim any benefit of such Security Interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Security Interest for the benefit of the Agent or any other Lender.

(b)	Without derogation from Section 11.3(a), if any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Borrowings where the interest is determined by reference to SOFR, Term SOFR, Adjusted Term SOFR, CORRA, Term CORRA, Adjusted Term CORRA, Daily Compounded CORRA or Adjusted Daily Compounded CORRA, or to determine or charge interest rates based upon such rates, then, upon notice thereof by such Lender to the Borrower (through the Agent, in the case of the Syndicated Facility) (an "Interest Rate Illegality Notice"), (i) any obligation of such Lender to make or Rollover SOFR Loans or to convert U.S. Base Rate Loans to SOFR Loans, or to make or Rollover CORRA Loans or to convert Prime Loans to CORRA Loans, shall, in each case, be suspended, and (ii) if such notice asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans or Prime Loans, the interest rate on which is determined by reference to the Adjusted Term SOFR component of the U.S. Base Rate or by reference to the Adjusted Term CORRA component of the Prime Rate (respectively), the interest rate on which U.S. Base Rate Loans or Prime Loans (as the case may be) of such Lender shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term SOFR component of the U.S. Base Rate or to the Adjusted Term CORRA component of the Prime Rate (as the case may be), in each case, until each affected Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of an Interest Rate Illegality Notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if applicable, convert all SOFR Loans and CORRA Loans of such Lender to U.S. Base Rate Loans or Prime Loans, as applicable, (the interest rate on which U.S. Base Rate Loans or Prime Loans, as applicable, shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Term SOFR component of the U.S. Base Rate or the Term CORRA component of the Prime Rate, as applicable), either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such SOFR Loan or CORRA Loan to such day, or immediately, if such Lender may not lawfully continue to maintain such SOFR Loan or CORRA Loan. Upon any such prepayment or Conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 11.6.

11.4	Temporary Market Disruption

Subject to Section 11.5 if:

(a)	the Agent, in the case of the Syndicated Facility, or the Operating Lender, in the case of the Operating Facility (as the case may be), determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof and, in the case of the Operating Facility Lender, it has provided notice of such determination to the Agent; or

(b)	in the case of the Operating Facility, the Operating Lender, or, in the case of the Syndicated Facility, the Lenders holding Commitments which constitute at least 35% of the Total Syndicated Facility Commitment, in each case, determine that for any reason in connection with any request for a Drawdown of any Benchmark Loan, or a Conversion thereto or a Rollover thereof, that the applicable Benchmark with respect to a proposed Benchmark Loan (or for any requested Interest Period thereof) does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Benchmark Loan, and such Lenders have provided notice of such determination to the Agent, then, in each case, the Agent will promptly so notify the Borrower and each Lender. Upon notice thereof by the Agent to the Borrower as aforesaid, any obligation of, in the case of such notice by the Agent in respect of the Syndicated Facility, the Syndicated Facility Lenders, or, in the case of such notice by the Agent in respect of the Operating Facility, the Operating Lender, in each case, to make such Benchmark Loans, and the right of the Borrower to Rollover such Benchmark Loans, or to convert any other Loans into such Benchmark Loans, shall be suspended (to the extent of the affected Benchmark Loans or affected Interest Periods) until the Agent (at the instruction of the Operating Lender, in the case of the Operating Facility, or at the instruction of Syndicated Lenders to the Agent holding 35% of the Total Syndicated Facility Commitment) revokes such notice.

Upon receipt of such notice:

(i)	in respect of any affected SOFR Loans, (A) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such SOFR Loans (to the extent of the affected SOFR Loans or affected Interest Periods) or, failing such revocation, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to U.S. Base Rate Loans in the amount specified therein and (B) any such outstanding affected SOFR Loans will be deemed to have been converted into U.S. Base Rate Loans at the end of the applicable Interest Period; and

(ii)	in respect of any affected CORRA Loans, (A)(I) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of such CORRA Loans (to the extent of such affected CORRA Loans or affected Interest Periods), (II) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a Drawdown of, or Conversion to, Daily Compounded CORRA Loans, or, failing such revocation or election (III) the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to Prime Loans, in the amount specified therein, and (B)(I) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable Interest Period, into Daily Compounded CORRA Loans, and (II) otherwise, or failing such election, any outstanding CORRA Loans will be deemed to have been converted, at the end of the applicable Interest Period into Prime Loans, in each case, upon any such Conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 11.6. Subject to Section 11.5, if, in the case of the Syndicated Facility, the Agent or, in the case of the Operating Facility, the Operating Lender (as the case may be) determines (which determination shall be conclusive and binding absent manifest error) that any Benchmark cannot be determined pursuant to the definition thereof on any given day, the interest rate on U.S. Base Rate Loans or Prime Loans, as applicable, shall be determined by the Agent or the Operating Lender (as the case may be) without reference to subparagraph (c) of the definition of "U.S. Base Rate" or subparagraph (b) of the definition of "Prime Rate" until the Agent or the Operating Lender (as the case may be) revokes such determination.

11.5	Benchmark Replacement Settings

(a)	Benchmark Replacement.

(i)            Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of any then-current Benchmark, then (A) if a Benchmark Replacement is determined in accordance with subparagraph (a)(i) or (b)(i) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (B) if a Benchmark Replacement is determined in accordance with subparagraph (a)(ii), (b)(ii) or (c) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any other Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from the Majority Lenders. If the Benchmark Replacement is Adjusted Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(ii)	If the Benchmark Replacement is (A) Daily Simple SOFR, all interest payments on Benchmark Loans which bear interest with reference to such rate will be payable on a monthly basis or (B) Adjusted Daily Compounded CORRA, all interest payments on Benchmark Loans which bear interest with reference to such rate will be payable on the applicable Interest Date.

(b)	Conforming Changes. In connection with the use or administration of any Benchmark or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)	Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Borrower of (A) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 11.5(d) and (B) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 11.5, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 11.5.

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of any Benchmark Replacement), (i) if the then-current Benchmark is based upon a term rate (including the Term SOFR Reference Rate or the Term CORRA Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent (in consultation with the Operating Lender, in the case of the Operating Facility), in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings for an affected Credit Facility at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent (in consultation with the Operating Lender, in the case of the Operating Facility) may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings for the applicable Credit Facility at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, (i) the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of any Benchmark Loan to be made, converted or rolled over during any applicable Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Drawdown of or Conversion to the applicable Benchmark Fallback Loans and (ii) any outstanding affected Benchmark Loans will be deemed to have been converted to the applicable Benchmark Fallback Loans at the end of the applicable Interest Period. During any Benchmark Unavailability Period for any then-current Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of the U.S. Base Rate or the Prime Rate, as applicable, based upon such Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the U.S. Base Rate or the Prime Rate, as applicable.

11.6	Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a SOFR Loan or CORRA Loan other than on the last day of an Interest Period applicable to such SOFR Loan or CORRA Loan, or fails for any reason to borrow, convert, rollover or otherwise act in accordance with a notice given hereunder pursuant to Schedule B, Schedule C or Schedule D, the Borrower shall indemnify the Applicable Lender for any loss or expense incurred by such Lender as a direct result thereof including, without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the SOFR Loan or CORRA Loan, as applicable, or other Borrowing or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such SOFR Loan or CORRA Loan, as applicable, or other Borrowing together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. A certificate of such Lender (acting reasonably and prepared in good faith) submitted by such Lender setting out the basis for the determination of the amount necessary to indemnify such Lender shall be prima facie evidence thereof.

11.7	General and Environmental Indemnity

The Borrower hereby agrees to pay, indemnify, and hold each Lender and the Agent and their respective officers, directors, employees, affiliates, agents, advisors and controlling persons (each, an "Indemnitee") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and expenses of legal counsel, with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Loan Documents and any other documents prepared in connection herewith or therewith, including any of the foregoing relating to, arising out of, or in connection with:

(a)	the use of proceeds of any Credit Facility;

(b)	any actual, alleged or threatened Release in respect of any assets or properties of the Borrower or any of its Subsidiaries, whether now owned or hereafter acquired;

(c)	any remedial action required to be taken under any Environmental Laws by an Indemnitee in respect of any Release or in respect of the environmental condition of any assets or properties of the Borrower or any of its Subsidiaries;

(d)	any non-compliance by the Borrower or any of its Subsidiaries or any predecessor in title under any Environmental Laws, in respect of actions of any Governmental Authority under any Environmental Laws or in respect of the environmental condition of any assets or properties of the Borrower or any of its Subsidiaries; or

(e)	any Environmental Liability arising directly or indirectly from the provision by any Lender of credit to the Borrower or any of its Subsidiaries or the provision or granting of any Security Interest to the Agent or any Lender or any realization of, against or upon any of the assets or properties of the Borrower or any of its Subsidiaries;

(all the foregoing in this Section 11.7, collectively, the "Indemnified Liabilities"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to Indemnified Liabilities to the extent such Indemnified Liabilities are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee or from a Release at, on, under or from assets or properties of the Borrower or any of its Subsidiaries that occurs entirely following an Indemnitee's taking possession of such assets or property by foreclosure, power of sale or similar transfer and that did not exist on or at such asset or property prior to such Indemnitee's possession thereof. Notwithstanding any other provision of this Agreement or any other Loan Document, no Indemnitee shall be liable for any special, indirect, consequential or punitive damages in connection with its activities related to this Agreement or any other Loan Document or any of the transactions in connection herewith or therewith. Without limiting the foregoing, and to the extent permitted by Applicable Law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee except in the case of gross negligence or wilful misconduct of such Indemnitees. The agreements in this Section 11.7 shall survive repayment of the Credit Facilities and all other amounts payable hereunder.

11.8	Replacement Lender

If:

(a)	a Lender exercises its rights under Section 11.2, Section 11.3 or Section 11.4;

(b)	the Borrower is required under Section 7.3 to deduct any withholding Taxes in respect of amounts owing to any Lender;

(c)	any Lender withholds its consent to any amendment, consent or determination requested by the Borrower which requires the approval of the Lenders and as a consequence thereof such amendment, consent or determination cannot be obtained;

(d)	a Fronting Lender has resigned as a Fronting Lender and terminated its Fronted LC Commitment pursuant to Section 3.9(k)(i); or

(e)	a Lender becomes a Defaulting Lender;

the Borrower may, treating each affected Lender rateably and in the same manner as other Lenders subject to similar circumstances (all such Lenders being the "Affected Lenders"):

(i)	replace all Affected Lenders by reaching satisfactory arrangements with one or more existing Lenders or new Lenders that are acceptable to the Agent and each Fronting Lender, each acting reasonably, for the purchase of all of such Affected Lenders' Commitments as long as:

(A)	such purchasing Lender(s) unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Affected Lender(s) including all outstanding Borrowings owed to such Affected Lender(s) for a purchase price equal to the aggregate Borrowings owed to the Affected Lender(s) (payable in immediately available funds);

(B)	the obligations of the Borrower owing pursuant to Section 7.3 and Section 11.1 to the Affected Lender(s) are paid in full to the Affected Lender(s) concurrently with such replacement; and

(C)	all requirements set forth in Section 13.1 with respect to such assignment are complied with, including entering into of a Lender Transfer Agreement and the payment by the purchasing Lender to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 13.1, unless waived by the Agent; or

(ii)	so long as no Default or Event of Default has occurred and is continuing and without regard to Section 4.4, irrevocably cancel all but not part of the Affected Lenders' Commitments if the Borrower has prepaid or otherwise reduced (or will concurrently prepay or otherwise reduce) all Borrowings outstanding to such Affected Lenders, and paid all accrued interest and other charges and fees in respect of such Borrowings.

11.9	Defaulting Lenders

(a)	Consequences: Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(i)	the standby fees payable pursuant to Section 5.10 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(ii)	a Defaulting Lender shall not be included in determining whether, and the Commitment and the Lender's Proportion of the Obligations or Borrowings of such Defaulting Lender shall not be included in determining whether, all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 12.12), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that (A) materially and adversely affects such Defaulting Lender differently than other affected Lenders, (B) increases the Commitment or extends the Maturity Date of such Defaulting Lender, or (C) relates to the matters set forth in Sections 12.12(a)(i), (v) and (vii), shall require the consent of such Defaulting Lender; and

(iii)	for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(b)	Funding: If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives (i) a Borrowing Notice or (ii) a Conversion Notice that will result in a currency conversion, then each other Lender shall fund its Lender's Proportion of such affected Accommodation (and, in calculating such Lender's Proportion, the Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section 11.9(b) to make or provide Accommodations in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the Agent receives (i) a Borrowing Notice or (ii) a Conversion Notice that will result in a currency conversion, then the Agent shall promptly notify the Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 11.9(b) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Lender's Proportion of such affected Accommodations.

(c)	Fronting Lender Requirements: Any Fronting Lender may require a Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lenders' maximum contingent obligations hereunder to such Fronting Lender.

(d)	Letters of Credit: If any Letters of Credit are outstanding (with the Equivalent Amount in U.S. Dollars of the undrawn amount of such Letters of Credit being referred to as the "Defaulting Lender Exposure") at the time a Lender becomes a Defaulting Lender, then:

(i)	to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Section 11.9(c) above, such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 3.9(d) in accordance with their respective Lender's Proportions (disregarding any Defaulting Lender's Commitment) but only to the extent that the sum of (A) the aggregate Equivalent Amount in U.S. Dollars of the Borrowings made by any non-Defaulting Lender and outstanding at such time, plus (B) such non-Defaulting Lender's rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender's Commitment; and

(ii)	if the reallocation described in Section 11.9(d)(i) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by any Fronting Lender provide cash collateral in accordance with Section 3.9(l) for any portion for which the reallocation could not be effected, and the provisions of such Section shall apply thereto as if a demand has been made pursuant thereto by each Fronting Lender in respect of each outstanding Letter of Credit.

(e)	Fronting Lender Exposure: So long as any Lender is a Defaulting Lender, a Fronting Lender shall not be required to issue any Letters of Credit unless it is satisfied that the related exposure will be 100% covered by the Commitment of non-Defaulting Lenders in accordance with Section 11.9(d) and participating interests in any such newly issued Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 11.9(d)(i).

(f)	Ceasing to be Defaulting Lender: If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the other Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Obligations equal in total to such Lender's Lender's Proportion thereof without regard to Section 11.9(b).

(g)	Defaulting Lender Cure: If the Borrower, the Agent, and the Fronting Lenders agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender (except in the case of a Lender that is a Defaulting Lender pursuant paragraph (e) of the definition of "Defaulting Lender"), the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Agent may reasonably determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their Lender's Proportions under the applicable Credit Facilities (without regard to Section 11.9(b)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Article 12
THE AGENT AND THE LENDERS

12.1	Authorization of Agent

Each Secured Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders (including, if applicable, other Secured Lenders), together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement, the other Loan Documents or by any other agreement between the Lenders (including, if applicable, other Secured Lenders) to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders (including, if applicable, other Secured Lenders) or to Applicable Law.

12.2	Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents or any other Secured Document nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent or any Loan Party) in connection with the Loan Documents or any other Secured Document, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Secured Lenders under or in respect of the Loan Documents or any other Secured Document with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Obligations or other Secured Obligations by any Loan Party.

12.3	Acknowledgment of Secured Lenders

Each Secured Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, environmental soundness, affairs, status and nature of the Loan Parties and accordingly each Secured Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a)	Information: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by any Loan Party or provided in connection with the Loan Documents or any other Secured Document (whether or not such information has been or is hereafter circulated to such Secured Lender by the Agent);

(b)	Performance: to inquire as to the performance by any Loan Party of its obligations under the Loan Documents or any other Secured Document; or

(c)	Credit Review: to assess or keep under review on its behalf the financial condition, creditworthiness, environmental soundness, affairs, status or nature of any Loan Party.

12.4	Rights and Obligations of Each Secured Lender

The rights and obligations of each Secured Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of the amount of such Lender's Commitment. The failure of a Secured Lender to perform its obligations under this Agreement shall neither:

(a)	No Liability to Other Secured Lenders: result in any other Secured Lender incurring any liability whatsoever, provided however that a Lender shall remain liable at all times for the performance of the obligations hereunder of its Affiliate that is a Secured Lender; nor

(b)	No Relief from Obligations: relieve any Loan Party or any other Secured Lender from its respective obligations under any Loan Document or other Secured Document.

Nothing contained herein or in any other Loan Document or Secured Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Secured Lenders a partnership, joint venture or any other similar entity.

Each of the Secured Lenders hereby acknowledge that, to the extent permitted by Applicable Law, the remedies provided hereunder to the Secured Lenders are for their benefit collectively and acting together and not severally, and further acknowledge that its rights hereunder are to be exercised not severally but collectively by the Agent upon the decision of the Majority Lenders regardless of whether an Acceleration Notice has been delivered or an Event of Default under Sections 10.1(f) or 10.1(g) has occurred. Notwithstanding any of the provisions contained herein each of the Secured Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Loan Documents including, without limitation, taking (including in respect of its Commitment or any indebtedness or liability owed to it) any action contemplated in Sections 10.2 and 10.5, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that notwithstanding the foregoing, if the Agent, having been adequately indemnified against costs and expenses of doing so by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Secured Lender may do so on behalf of all Secured Lenders and shall, in so doing, be entitled to the benefit of all protection give the Agent hereunder or elsewhere. If it becomes illegal for any Lender to hold or benefit from the Security over the assets or shares of the Borrower or a Material Subsidiary pursuant to any law of the United States of America, such Lender shall notify the Agent and disclaim any benefit of such Security over the assets or shares of such Borrower or Material Subsidiary to the extent of such illegality, but such illegality shall not invalidate or render unenforceable such Security or the Security Interest granted thereunder for the benefit of each of the other Lenders.

12.5	Notice to Secured Lenders

Unless otherwise specifically dealt with in this Agreement, in the event the Agent delivers a written notice to a Secured Lender requesting advice from such Secured Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Secured Lender does not deliver to the Agent its written consent or objection to such matter:

(a)	where a time period is specified hereunder for the Agent or the Majority Lenders to provide any response, notice or other communication prior to the end of such period; or

(b)	where no such time period is specified hereunder, then within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Secured Lender;

such Secured Lender shall be deemed not to have consented thereto.

12.6	Notices between the Secured Lenders, the Agent and the Borrower

All notices by the Secured Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Secured Lender shall be through such Secured Lender's Branch of Account. All notices or communications between the Borrower and the Secured Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7	Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall promptly, and in any event within five (5) Business Days, deliver to each Lender, at its Branch of Account in hard copy or electronic form, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose.

12.8	Arrangements for Borrowings

The Agent shall promptly give written notice to each Syndicated Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Article 3 or Section 4.3. The Agent shall advise each Syndicated Lender of the amount, date and details of each Syndicated Borrowing and of such Syndicated Lender's share in each Syndicated Borrowing. At or before 1 p.m. (Toronto time) on each Drawdown Date, Conversion Date or Rollover Date, each Syndicated Lender will make available to the Borrower its share of Syndicated Borrowings by way of Loans by forwarding to the Agent at the Agent's Account for Payments the amount of Loans required to be made available by such Syndicated Lender.

12.9	Arrangements for Repayment of Borrowings

(a)	Prior to Demand or Acceleration: Prior to the delivery of an Acceleration Notice or the occurrence of an Insolvency Event, upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Syndicated Lenders, the Agent shall pay over to each Syndicated Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Syndicated Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b)	Subsequent to Acceleration: After the Adjustment Time, the Secured Lenders shall share any payments subsequently received in accordance with Section 10.7

12.10	Repayment by Lenders to Agent

(a)	Where the Borrower Fails to Pay: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by such Borrower hereunder is due that such Borrower does not intend to remit such payment, the Agent may (but shall not be obligated to), in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Syndicated Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Syndicated Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b)	Where a Syndicated Lender Fails to Pay: Unless the Agent has been notified in writing by a Syndicated Lender at least one (1) Business Day prior to a Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Syndicated Lender does not in fact remit such funds to the Agent and, if the Agent has provided funds to the Borrower on behalf of such Lender, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall within two (2) Business Days repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11	Adjustments Among Secured Lenders

(a)	Adjustments to Secured Obligations: Each Lender agrees that, on and after the Adjustment Time, it will at any time and from time to time upon the request of the Agent as required by any other Lender purchase portions of the Secured Obligations and make any other adjustments which may be necessary or appropriate, in order that Secured Obligations which remain outstanding to each Secured Lender, as adjusted pursuant to this Section 12.11, in accordance with the provisions of Section 10.7.

(b)	Receipt of Payments other than Secured Obligations: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to a Secured Lender pursuant to this Section 12.11, any amount which such Secured Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by a Loan Party to such Secured Lender other than on account of Secured Obligations; provided that, if at any time a Secured Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of monies owing or payable to it by a Loan Party on account of Secured Obligations, such payments will be applied in accordance with Section 10.7; and provided further that:

(i)	notwithstanding the foregoing, any Bilateral Operating Facility Defeasance Collateral provided to a Bilateral Operating Lender in accordance herewith may be set-off and applied by the applicable Bilateral Operating Facility Lender to such amounts owed by the Borrower to such Bilateral Operating Facility Lender pursuant to letters of credit issued pursuant to a Bilateral Operating Facility without regard to the foregoing provisions of this Section 12.11(b); and

(ii)	the provisions of this Section 12.11(b) shall not apply to a Swap Lender which sets off amounts owing by a Loan Party to such Swap Lender under a Lender Swap against amounts owing by such Swap Lender (including, for clarity, its Affiliates) to a Loan Party under any Lender Swap entered into between such parties.

To the extent that a Secured Document is entered into by an Affiliate of a Lender, that Lender shall cause such Affiliate to comply with the provisions of this Section 12.11, and such obligation shall survive such Lender ceasing to be a Lender hereunder.

(c)	Additional Adjustments: In the event that:

(i)	Contingent Liabilities: at the Adjustment Time, a portion of the Secured Obligations are outstanding as letters of credit or letters of guarantee and it is subsequently determined that the applicable Secured Lenders are not required to make payment under any one or more such instruments; or

(ii)	Notice Periods: any of the Secured Lenders are required by Applicable Law to continue to make advances or other amounts available to the Borrower subsequent to the Adjustment Time by reason of a requirement in Applicable Law to give the Borrower a reasonable period of notice prior to terminating such Lender's obligation to make such advances or other amounts available;

then, whenever and so often as that occurs, Secured Obligations shall be redetermined by excluding from the determination of the amount of Secured Obligations any payments not required to be made as a result of the occurrence of an event described in Section 12.11(c)(i) and by including in the determination of Secured Obligations any amount required to be made available pursuant to Section 12.11(c)(ii), and the Secured Lenders shall thereupon make all such payments and adjustments as may be necessary to ensure amounts outstanding to the Secured Lenders are thereafter outstanding in accordance with the provisions of Section 12.11;

(d)	Lender Swap Calculations: For the purposes of this Agreement, if a Swap Demand for Repayment has been delivered or a Termination Event has occurred with respect to a Lender Swap, then then, for the purposes of calculations to be made at the Adjustment Time, any Termination Amount which is payable by any Loan Party under such Swap in settlement of obligations arising thereunder as a result of the early termination of the Swap shall be deemed to have become payable at the time of delivery of such Swap Demand for Repayment or the time of occurrence of such Termination Event as the case may be, notwithstanding that the amount payable by any Loan Party is to be subsequently calculated and notice thereof given to such Loan Party in accordance with such Swap. For the purposes of the foregoing, the Agent shall make all determinations of the applicable Termination Amounts in accordance with its usual practices, acting reasonably, and for such purposes each Lender shall provide details to the Agent of its own calculations of the applicable Termination Amounts.

(e)	Further Assurances: The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Secured Lenders pursuant to this Section 12.11 but shall incur no increased indebtedness, in aggregate, by reason thereof.

12.12	Lenders' Consents to Waivers, Amendments, etc.

(a)	Unanimous Consent of Lenders: The following matters will require the written consent, agreement or waiver of all Lenders:

(i)	a change in the types of Borrowings or interest periods relating thereto, a decrease in the Applicable Margin, a change in pro rata Lender provisions relating to advances or repayments of Borrowings, or a change in notice periods or the amount of any payments payable by the Borrower to any Lender under this Agreement including any waiver of the time of payment thereof;

(ii)	an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii)	a change in the definition of "Majority Lenders" or "Maturity Date";

(iv)	any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders, rather than the consent or agreement of "the Lenders" or the "Majority Lenders" or the "Agent";

(v)	the provisions of this Section 12.12;

(vi)	an Event of Default under Section 10.1(a); or

(vii)	any release, subordination or material modification of the Loan Party Guarantee or the Security, except as provided by Section 6.8, Section 6.9 or the applicable provisions of the Loan Party Guarantee or the Security;

and any such consent, agreement or waiver shall bind all of the Secured Lenders.

(b)	Majority Consent: Subject to Section 12.12(a), Section 12.12(c), Section 12.12(d) and Section 12.12(e) and except as otherwise provided in the Loan Documents, any waiver, consent to or amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Secured Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c)	Agent's Consent: Any waiver, consent to or amendment to any provision of the Loan Documents which affects the rights or obligations of the Agent shall require the agreement of the Agent thereto.

(d)	Fronting Lender's Consent: Any waiver, consent to or amendment to any provision of the Loan Documents which affects the rights or obligations of a Fronting Lender shall require the agreement of such Fronting Lender thereto.

(e)	Operating Lender's Consent: Any waiver, consent to or any amendment to any provision of the Loan Documents which affects the rights or obligations of the Operating Lender shall only require the agreement of the Operating Lender thereto.

Notwithstanding anything to the contrary in this Section 12.12 or any other provision of this Agreement:

(i)	any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrower and the Agent to (i) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Borrower) or (ii) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Banks in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Business Days' prior written notice of such change and the Agent shall not have received, within five (5) Business Days of the date of such notice to the Lenders, a written notice from the Majority Lenders stating that the Majority Lenders object to such amendment;

(ii)	the Agent and the Borrower may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Loan Documents or to enter into additional Loan Documents as the Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 11.4 and Section 11.5 in accordance with the terms thereof; and

(iii)	in connection with the use or administration of any Benchmark or the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time in accordance with such Section 11.5(b).

12.13	Reimbursement of Agent's Expenses or Lender's Costs

Each Secured Lender agrees that it will indemnify the Agent for its Lender's Proportion of the Total Commitment of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand detailing such costs, expenses and disbursements, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Secured Lender under the Loan Documents or any other Secured Document until it has been so reimbursed.

12.14	Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a)	Reliance on Written Documents: to rely upon any writing, letter, written notice, certificate, telex, facsimile copy, cable, e-mail, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons; and

(b)	Reliance on Legal Advice: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and any other Secured Document and the Agent's duties thereunder;

and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Secured Lender by reason of relying on any such document or acting on any such advice.

12.15	Relations with Borrower

Except for the transactions provided for in this Agreement, each Secured Lender may deal with the Borrower and any other Loan Party in all transactions and generally do any banking business with or provide any financial services to the Borrower and any other Loan Party without having any liability to account to the other Secured Lenders therefor. Where any Secured Lender is the Agent, with respect to its Commitment and Lender's Proportion, such Lender shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16	Successor Agent

The Agent shall resign if at any time it is no longer a Lender hereunder by reason of an assignment of its rights and obligations under this Agreement and the Loan Documents pursuant to Section 13.1 and, in such event, it shall provide thirty (30) days prior written notice of any such intended assignment to each of the Lenders and the Borrower. The Agent may resign at any time by giving thirty (30) days prior written notice thereof to each of the Lenders and the Borrower. Upon any such resignation, the remaining Lenders, or other Secured Lenders if there are then no Lenders (the "Remaining Lenders"), shall have the right to appoint a successor agent, subject to the approval of the Borrower, such approval not to be unreasonably withheld. Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta or Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days after the retiring agent's giving of notice of resignation, then the retiring agent may, on behalf of the Lenders, or other Secured Lenders if there are then no Lenders, appoint a successor agent, subject to the approval of the Borrower, such approval not to be unreasonably withheld. Upon the acceptance of any appointment as Agent by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders, or other Secured Lenders if there are then no Lenders, in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17	Indemnity of Agent

Each Secured Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower) as to its Lender's Proportion of the Total Commitment from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Loan Documents or the other Secured Documents or any action taken or omitted by the Agent under or in respect thereof; provided that the Secured Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Secured Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of the Total Commitment of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Secured Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents and other Secured Documents, but only to the extent that the Agent is not reimbursed for such expenses by the Borrower.

12.18	Sharing of Information

The Borrower authorizes the Agent and each other Secured Lender to share among each other and with any successor, assignee, or any potential assignee, any information possessed by it regarding a Loan Party or the Loan Documents or the other Secured Documents.

12.19	Amendment to this Article 12

Save and except for the provisions of Sections 12.16 and 12.17, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in the aggregate, the liabilities of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof; provided that after an Event of Default a failure to do so by the Agent shall not render it liable in damages to the Borrower.

12.20	The Agent and Defaulting Lenders

(a)	Cash Collateral: Each Defaulting Lender shall be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Lender to the Agent that are owing or may become owing pursuant to this Agreement, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash in accordance with Section 12.17, in the case of amounts owing to the Agent.

(b)	Indemnity: In addition to the indemnity and reimbursement obligations noted in Section 12.17, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the obligations of the Borrower hereunder) rateably according to their respective Lender's Proportion (and in calculating the Lender's Proportion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 12.17. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(c)	Set Off: The Agent shall be entitled to set off any Defaulting Lender's Lender's Proportion of all payments received from the Borrower against such Defaulting Lender's obligations to make payments and fund Accommodations required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, for so long as such Lender is a Defaulting Lender, which amounts shall be used by the Agent:

(i)	first, to reimburse the Agent for any amounts owing to it, in its capacity as Agent, by such Defaulting Lender pursuant to any Loan Document;

(ii)	second, to repay on a pro rata basis the incremental portion of any Accommodations made by a Lender pursuant to Section 11.9 in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Accommodations;

(iii)	third, to cash collateralize all other obligations of such Defaulting Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender's obligation to pay its Lender's Proportion of any indemnification, reimbursement or expense reimbursement amounts not paid by the Borrower; and

(iv)	fourth, to fund from time to time the Defaulting Lender's Proportion of Secured Obligations.

(d)	No Liability: For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Secured Lender (including a Defaulting Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

12.21	Erroneous Payments by Agent

(a)	If the Agent notifies a Lender or other Secured Lender, or any person who has received funds on behalf of a Lender or other Secured Lender under or pursuant to any of the Secured Documents (any such Lender, other Secured Lender or other recipient, a "Payment Recipient") that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding subsection (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender or other Secured Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (i) in respect of an Erroneous Payment in U.S. Dollars, the Federal Funds Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (ii) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 12.21(a) shall be conclusive, absent manifest error.

(b)	Without limiting Section 12.21(a), each Lender or other Secured Lender, or any person who has received funds on behalf of a Lender or other Secured Lender under or pursuant to any of the Secured Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other Secured Lender, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(i)	(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Lender or other Secured Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 12.21(b).

(c)	Each Lender or other Secured Lender hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender or other Secured Lender under any Secured Document, or otherwise payable or distributable by the Agent to such Lender or other Secured Lender from any source, against any amount due to the Agent under Section 12.21(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with Section 12.21(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Agent's notice to such Lender at any time, (a) such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Credit Facilities with respect to which such Erroneous Payment was made (the "Erroneous Payment Impacted Facilities") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver a Lender Transfer Agreement with respect to such Erroneous Payment Deficiency Assignment, (b) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (c) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Commitments which shall survive as to such assigning Lender and (d) the Agent may reflect in its records its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 13.1(a), the Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender under the Credit Facilities and such Commitments under the Credit Facilities shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or other Secured Lender under the applicable Secured Documents with respect to each Erroneous Payment Return Deficiency (the "Erroneous Payment Subrogation Rights").

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any of its Subsidiaries, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (a) the Borrower or any of its Subsidiaries or (b) the proceeds of realization from the enforcement of one or more of the Secured Documents against or in respect of the Borrower or one or more of its Subsidiaries; provided that, in each case, such funds were received by the Agent for the purpose of discharging such Secured Obligations.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on "discharge for value", "good consideration" for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)	Each party's obligations, agreements and waivers under this Section 12.21 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Secured Document.

(h)	For purposes of this Section 12.21, each Lender:

(i)	agrees it is executing and delivering this Agreement with respect to this Section 12.21 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 12.21 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates;

(ii)	represents, warrants, covenants and agrees that its Affiliates referred to in this Section 12.21 and any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 12.21; and

(iii)	agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any person receiving funds under or pursuant to any of the Secured Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 12.21 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such persons to comply with their obligations under and in respect of this Section 12.21, in each case, in accordance with and subject to the limitations in Section 12.17.

(i)	Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payments Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not be required to reimburse (or have any other liability to) the Agent for any Erroneous Payment or any interest, loss, cost or damages related thereto or arising therefrom under any provision of this Agreement or any other Loan Document or under any legal principle or theory, whether arising by law or in equity.

Article 13
SUCCESSORS AND ASSIGNS, JUDGMENT CURRENCY AND
CONFIDENTIAL INFORMATION

13.1	Successors and Assigns

(a)	Assignments: The Borrower may not assign its rights or obligations hereunder without the prior written consent of all of the Lenders. If an Event of Default has occurred and is continuing, a Lender may, at the Borrower's cost and expense, with the prior consent of the Agent and each Fronting Lender (such consents not to be unreasonably withheld) and upon payment to the Agent by the assigning Lender of U.S. $3,500 but without the Borrower's consent, assign in whole or in part their rights and obligations under this Agreement and the other Loan Documents to any assignee. If no Event of Default has occurred, a Lender may, at its sole cost and expense, with the prior consent of the Agent, the Borrower and each Fronting Lender (such consents not to be unreasonably withheld or delayed) and upon payment to the Agent by the assigning Lender of U.S. $3,500, assign in whole or in part their rights and obligations under this Agreement and the other Loan Documents to a lending institution provided any increased cost arising solely as a result of the residency of such lending institution will be an obligation of such Lender. Assignments must be in a minimum amount of U.S. $5,000,000 and in increments of U.S. $1,000,000 thereafter except in the case of an assignment of a Lender's entire Commitment (provided that, in the case of the Operating Facility, such assignment must be in the minimum amount of the Operating Facility Commitment) and, if an assignment is not of a Lender's entire Commitment, such Lender must thereafter retain for its own account a minimum Commitment of U.S. $5,000,000. Notwithstanding the foregoing and without the consent of the Borrower or the Agent or the payment of the aforementioned U.S. $3,500, a Lender may, at any time, assign all or any part of its Commitment to another Lender, an affiliate of the assigning Lender or to an Approved Fund provided that any increased cost arising solely as a result of the residency of such affiliate or Approved Fund will be an obligation of such assigning Lender and provided that, in the case of an assignment to an Approved Fund, the assigning Lender remains responsible for, and is not released from, any and all funding obligations hereunder of such assigning Lender. Upon any assignment by a Lender to an assignee permitted by this Section 13.1(a) (a "Permitted Assignee") in accordance with the provisions of this Section 13.1(a), such Lender shall cause such Permitted Assignee to be substituted for such Lender in respect of the whole or any part of its rights and obligations under the Loan Documents which are so assigned by the execution of a Lender Transfer Agreement and such Lender shall, as of the effective date thereof but subject to the provisions of the immediately prior sentence with respect to an assignment to an Approved Fund, be released from their obligations to the Borrower hereunder arising subsequent to such date to the extent thereof. Any such assignment prior to the occurrence of an Event of Default which is continuing shall not increase, in aggregate, the liabilities of the Borrower hereunder including without limitation under Section 7.3.

(b)	Participations: The Borrower agrees that a Lender may, without the prior consent of the Agent and the Borrower, sell or agree to sell a participation (a "Participation") to a third party (a "Participant") in all or any part of any Borrowings made or Accommodations to be made by it; provided that upon the sale of any such Participation, the Participant purchasing such Participation shall not have any rights under any of the Loan Documents and the Borrower shall not have any obligations to such Participant, and all amounts payable by the Borrower under this Agreement shall be determined pursuant to this Agreement solely as between such Lender and the Borrower as if such Lender had not sold or agreed to sell such Participation and the assigning Lender and such Participant shall be solely responsible for any increased cost arising as a result of the residency of such Participant. Notwithstanding the foregoing and without the consent of the Borrower or the Agent, a Lender may, at any time, sell a participation in all or any part of any Borrowings made or Accommodations to be made by it to an affiliate of the Lender; provided any increased cost arising solely as a result of the residency of such affiliate will be an obligation of such Lender.

(c)	Rights and Obligations of a Lender on a Participation: Notwithstanding anything herein to the contrary, the sale by a Lender of a Participation to a Participant shall not affect the Lender's Proportion of such Lender nor otherwise alter the obligations of such Lender to the Borrower pursuant to this Agreement and such Lender shall continue to perform fully all of their obligations to the Borrower under this Agreement pursuant to the terms hereof, regardless of any failure to perform by any Participant or any other term, condition or event relating to any Participation. Any Participant's rights against such Lender and obligations in favour of such Lender in respect of such Participation shall be those set forth in any agreement executed by such Lender in favour of any such Participant relating thereto.

13.2	Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "Judgment Currency") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose, "rate of exchange" means the spot rate at which the Agent or the Operating Lender, as applicable, on the relevant date at or about noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

13.3	Secured Lenders

If any Secured Lender (or its Affiliate, if such Secured Lender is not a Lender) for any reason ceases to be a Lender, such Secured Lender shall continue to be bound by and entitled to the benefit of the terms and conditions hereof in such capacity and entitled to the benefit of the Loan Party Guarantee and the Security until such time as it receives payment of all Secured Obligations owing to it by any Loan Party at the time it (or such Affiliate, if applicable) ceased to be a Lender, with the exception of any indemnities of, or in favour of, such Secured Lender hereunder existing at that time and which shall survive such termination, provided that for greater certainty, it shall not be entitled to the benefit of this Agreement, the Loan Party Guarantee or the Security in respect of any amounts advanced by it or transactions entered into after it ceased to be a Lender.

13.4	Exchange and Confidentiality of Information

Each of the Secured Lenders and the Agent acknowledge the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Loan Parties pursuant to this Agreement and the other Loan Documents (the "Information") and agrees to hold the Information in confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a)	each of the Secured Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any Applicable Law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Secured Lenders and Agent, as soon as reasonably practicable and unless prohibited by Applicable Law, shall advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)	each of the Secured Lenders and the Agent may disclose all or any part of the Information to any regulatory body to which it is subject, to the extent such disclosure is, in the reasonable opinion of such Lender or Agent, required including without limitation to the Office of the Superintendent of Financial Institutions or similar body;

(c)	each of the Secured Lenders and the Agent may disclose Information to each other and to any Permitted Assignees or participants or any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Loan Parties and the Borrowings and, in each case, to their respective counsel, agents, employees and advisors; provided that in the case of a participant or any counterparty, the participant or counterparty, as applicable, has provided the Agent or the applicable Lender, in the case of a participant, or the Borrower and the Agent, in the case of a counterparty, with the written agreement referred to in Section 13.4(d) and, in the case of any such counsel, agents, employees and advisors, the Agent or the applicable Lender shall advise such Person of the confidential nature of the Information;

(d)	each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment pursuant to Section 13.1 or any participant for the purposes of a participation or any actual or prospective counterparty for the purposes of any securitization, swap or derivative transaction as described in (c) above; provided that such potential Permitted Assignee or participant or counterparty shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, in the case of a participant, or the Borrower and the Agent, in the case of a counterparty, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.4 at all times prior to and, if applicable, after becoming a Permitted Assignee or participant or counterparty;

(e)	each of the Secured Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Loan Party or to defend any lawsuit commenced by any Loan Party with respect to or arising from the Loan Documents or the other Secured Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defense of such lawsuit; and

(f)	each of the Secured Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(g)	which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a Permitted Assignee or participant or other Person referred to in this Section 13.4) or which has been made readily available to the public by a Loan Party;

(h)	which the Agent or any Secured Lender can show was, prior to receipt thereof from a Loan Party, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to or for the benefit of a Loan Party to maintain confidentiality; or

(i)	which the Agent or any Secured Lender received from a third party, prior to receipt thereof from a Loan Party, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of a Loan Party at the time the Information was so received.

Article 14
MISCELLANEOUS

14.1	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2	Failure to Act

No failure, omission or delay on the part of the Agent or any Secured Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.3	Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by the Agent (on behalf of the Lenders or the Majority Lenders, as applicable), and, if required by the Agent, the Loan Parties, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. Any such waiver or discharge which affects the rights of the Agent may only be made by way of an instrument in writing signed by the Agent.

14.4	Amendments

No provision of the Loan Documents may be amended verbally and any such amendment may only be made by way of an instrument in writing signed (subject to Section 12.19) by the Borrower, the Agent and the Lenders required by Section 12.12. Any amendment agreed to by a Lender shall bind such Lender (and its Affiliate) in its capacity as a Lender and a Secured Lender.

14.5	Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including by way of e-mail or other electronic transmissions) and shall be given to or made upon the respective parties hereto at the address set forth opposite their names on the signature pages hereto or on Schedule A hereto, as applicable, or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. All notices to the Agent shall be given to the Agent at the Agent's Branch of Account. All notices to the Operating Lender shall be given to the Operating Lender at the Operating Lender's Branch of Account.

Notices and other communications to the Secured Lenders hereunder may be delivered or furnished by electronic communication (including email and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Secured Lender if such Lender has notified the Agent that it is incapable of receiving notices by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Agent otherwise prescribes:

(a)	notices and other communications sent to an email address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return email or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient; and

(b)	notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient as its email address as described in the foregoing clause (a) of notification that such notice or communication is available and identifying the website address therefor.

14.6	Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.7	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. There shall be no application of any conflict of law or other rules which would result in any laws other than internal laws in force in the Province of Alberta applying to this Agreement. The parties hereto do hereby irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Agent or any Secured Lender to take proceedings in other jurisdictions.

14.8	Term of Agreement and Survival

This Agreement and all covenants, undertakings, agreements, representations and warranties shall continue and survive until the termination of all Secured Documents such that thereafter there is not nor can there be any Borrowings or other Secured Obligations arising under any Secured Document, with the exception of the indemnities provided in Section 11.7 which shall survive any such termination.

14.9	Time of Essence

Time shall be of the essence of this Agreement.

14.10	Waiver of Jury Trial

Each of the parties to this Agreement (including all Loan Parties) hereby irrevocably waives any right it may have to trial by jury in any court or jurisdiction in respect of any matter arising out of or directly relating to this Agreement or the other Loan Documents.

14.11	USA Patriot Act

Each Lender that is subject to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56) (the "Act") hereby notifies the Borrower and each other Loan Party that, pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrower and the other Loan Parties, which information includes the name and address of the Borrower and the other Loan Parties and any other information that will allow such Lender to identify the Borrower and the other Loan Parties in accordance with the Act.

14.12	Anti-Money Laundering Legislation/Know Your Customer Laws

(a)	The Borrower acknowledges that, pursuant to the requirements of Anti-Money Laundering/ Anti-Terrorist Financing Laws and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" Applicable Laws, whether within Canada, the United States or elsewhere (collectively, including any guidelines or orders thereunder, "AML/KYC Legislation"), the Secured Lenders and the Agent may be required to obtain, verify and record information that identifies the Borrower and its Subsidiaries, which information includes the name and address of each such Person and such other information that will allow such Lender or the Agent, as applicable, to identify each such Person in accordance with AML/KYC Legislation (including, information regarding such Person's directors, authorized signing officers, or other Persons in control of each such Person). The Borrower shall promptly:

(i)	provide and cause its Subsidiaries to provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Secured Lender or the Agent (for itself and not on behalf of any Secured Lender), or any prospective assignee or participant of a Secured Lender or the Agent, in order to comply with any applicable AML/KYC Legislation, whether now or hereafter in existence; and

(ii)	notify the recipient of any such information of any changes thereto.

(b)	If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any other Subsidiary or any authorized signatories of such Person for the purposes of applicable AML/KYC Legislation on such Lender's behalf, then the Agent;

(i)	shall be deemed to have done so as an agent for such Secured Lender, and this Agreement shall constitute a "written agreement" in such regard between such Secured Lender and the Agent within the meaning of applicable AML/KYC Legislation; and

(ii)	shall provide to such Secured Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)	Notwithstanding anything to the contrary in this Section 14.12, each of the Secured Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Subsidiary or any authorized signatories of such Person on behalf of any Secured Lender, or to confirm the completeness or accuracy of any information it obtains from any such Person or any such authorized signatory in doing so.

14.13	Conflict with Other Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document or Secured Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 14.13 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document or Secured Document merely because such Loan Document or Secured Document does, and this Agreement does not, deal with the particular matter.

14.14	Saskatchewan Legislation

The Land Contracts (Actions) Act of the Province of Saskatchewan shall have no application to any action, as defined in The Land Contracts (Actions) Act with respect to this Agreement or the other Loan Documents or Secured Documents and The Limitation of Civil Rights Act of the Province of Saskatchewan shall have no application to this Agreement or the other Loan Documents or Secured Documents. The Borrower agrees that the provisions of both The Land Contracts (Actions) Act (Saskatchewan) and The Limitation of Civil Rights Act (Saskatchewan) are hereby waived.

14.15	Counterpart Execution

This Agreement and each other Loan Document may be executed in one or more counterparts (and by different parties in separate counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The words "execution," "execute", "signed," "signature," and words of like import in or related to any document to be signed in connection with this Agreement or any other Loan Document shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

14.16	Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(i)	the effects of any Bail-In Action on any such liability, including, if applicable:

(ii)	a reduction in full or in part or cancellation of any such liability;

(iii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iv)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

14.17	Acknowledgement Regarding Any Supported QFCs

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swaps or any other agreement or instrument that is a QFC (such support "QFC Credit Support" and each such QFC a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

14.18	No Fiduciary Duty

The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 14.18, the "Lenders"), may have economic interests that conflict with those of the Borrower, its shareholders and/or its Affiliates. The Borrower agrees that nothing in the Loan Documents will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its Affiliates, on the other hand. The Borrower acknowledges and agrees that (a) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm's length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto.

14.19	Platform

(a)	The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").

(b)	The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower, any of its Subsidiaries, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary's or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 14.19, including through the Platform.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed on the date and year first above written.

ADDRESSES
FOR NOTICES:

Borrower: 525 8 Avenue SW Calgary, Alberta T2P 1G1 Attention: [Redacted] E-mail: [Redacted]	PRECISION DRILLING CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

Agent: Royal Bank of Canada Agency Services 8th Floor, 55 Wellington Street W Toronto, Ontario M5H 3H1 Attention: [Redacted] E-mail: [Redacted]	ROYAL BANK OF CANADA, as Agent Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

Lender: Royal Bank of Canada Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: [Redacted] E-mail: [Redacted]	ROYAL BANK OF CANADA, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

Lender: The Toronto-Dominion Bank 11th Floor, 421 7th Avenue SW Calgary AB T2P 4K9 Attention: [Redacted] E-mail: [Redacted]	THE TORONTO-DOMINION BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

Lender: ATB Financial Eighth Avenue Place 410, 585 - 8th Avenue SW Calgary, Alberta, T2P 1G1 Attention: [Redacted] E-mail: [Redacted]	ATB FINANCIAL, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

Lender: Fédération des caisses Desjardins du Québec 1170 Peel Street, Suite 300 Montréal, Québec H3B 0A9 Attention: [Redacted] E-mail: [Redacted]	FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

Lender: Business Development Bank of Canada 1310, 150 - 9th Avenue S.W. Calgary, Alberta T2P 3H9 Attention: [Redacted] E-mail: [Redacted]	BUSINESS DEVELOPMENT BANK OF CANADA, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

Lender: Wells Fargo Bank, N.A. 1000 Louisiana St Houston TX 77002 Attention: [Redacted] Telephone No.: [Redacted]	WELLS FARGO BANK, N.A., as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

Lender: Woodforest National Bank 1233 West Loop South, Suite 1800 Houston, TX 77027 Attention: [Redacted] E-mail: [Redacted]	WOODFOREST NATIONAL BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

Lender: Zions Bancorporation N.A. dba Amegy Bank 1717 West Loop South 23rd Floor Houston, TX 77027 Attention: [Redacted] E-mail: [Redacted]	ZIONS BANCORPORATION N.A. dba AMEGY BANK, as Lender Per: (Signed) Name: [Redacted] Title: [Redacted] Per: Name: Title:

Signature Page to Second Amended and Restated Credit Agreement

CONSENT AND ACKNOWLEDGEMENT

The undersigned hereby consent to the terms of the above Second Amended and Restated Credit Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security grated by each of the undersigned remain in full force and effect. without limiting the generality of the foregoing, the undersigned acknowledge that the "Guarantor Obligations" referred to in the Loan Party Guarantee and the "Secured Obligations" referred to in the Security include, without limitation, all obligations of the Borrower under the Second Amended and Restated Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION DIRECTIONAL SERVICES LTD. Per: (Signed) Name: [Redacted] Title: [Redacted]	GREY WOLF GLOBAL EMPLOYMENT CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

PRECISION DRILLING INC. Per: (Signed) Name: [Redacted] Title: [Redacted]	DI ENERGY, INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION DRILLING HOLDINGS COMPANY Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING COMPANY, LP, by its General Partner PRECISION DRILLING HOLDINGS COMPANY Per: (Signed) Name: [Redacted] Title: [Redacted]

PRECISION DRILLING LLC Per: (Signed) Name: [Redacted] Title: [Redacted]	DI/PERFENSA INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

MURCO DRILLING CORPORATION Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DRILLING (US) CORPORATION. Per: (Signed) Name: [Redacted] Title: [Redacted]

PD SUPPLY INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

Signature Page to Second Amended and Restated Credit Agreement

PRECISION COMPLETION & PRODUCTION SERVICES LTD. Per: (Signed) Name: [Redacted] Title: [Redacted]	PRECISION DIRECTIONAL SERVICES, INC. Per: (Signed) Name: [Redacted] Title: [Redacted]

CWC ENERGY SERVICES CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]	CWC ENERGY SERVICES (USA) CORP. Per: (Signed) Name: [Redacted] Title: [Redacted]

Schedule A to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED FACILITY		OPERATING FACILITY
	FRONTED LC COMMITMENT	SYNDICATED FACILITY COMMITMENT	OPERATING FACILITY COMMITMENT
Royal Bank of Canada Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
The Toronto-Dominion Bank 11th Floor, 421 7th Avenue SW Calgary AB T2P 4K9 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
ATB Financial Eighth Avenue Place 410, 585 - 8th Avenue SW Calgary, Alberta, T2P 1G1 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
Fédération des caisses Desjardins du Québec 1170 Peel Street, Suite 300 Montréal, Québec H3B 0A9 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
Business Development Bank of Canada 1310, 150 - 9th Avenue S.W. Calgary, Alberta T2P 3H9 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]

A-1

LENDER	SYNDICATED FACILITY		OPERATING FACILITY
	FRONTED LC COMMITMENT	SYNDICATED FACILITY COMMITMENT	OPERATING FACILITY COMMITMENT
Wells Fargo Bank, N.A. 1000 Louisiana Street Houston, Texas 77002 Attention: [Redacted] Telephone No.: [Redacted]	[Redacted]	[Redacted]	[Redacted]
Woodforest National Bank 1233 West Loop South, Suite 1800 Houston, TX 77027 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
Zions Bancorporation N.A. dba Amegy Bank 1717 West Loop South 23rd Floor Houston, TX 77027 Attention: [Redacted] E-mail: [Redacted]	[Redacted]	[Redacted]	[Redacted]
Total	U.S. $175,000,000	U.S. $360,500,000	U.S. $14,500,000

A-2

Schedule B to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Borrowing / Repayment Notice

Date: _________________________

To:	[Royal Bank of Canada, as Agent] OR [Woodforest National Bank, as Operating Lender]

Re: PRECISION DRILLING CORPORATION

We refer to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower, and a syndicate of lenders with Royal Bank of Canada, as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement. The undersigned are officers of Precision Drilling Corporation and are authorized to make and deliver this notice pursuant to the Credit Agreement.

1.	We hereby give notice of [our request for an Accommodation pursuant to Section 3.7/repayment of a Borrowing pursuant to Section 3.12] of the Credit Agreement particulars of which are as follows:

(a)	Credit Facility: [Syndicated/Operating] Facility

(b)	[Drawdown/Repayment] Date: _________________________

(c)	Amount: _________________________

(d)	Nature of [Accommodation/Borrowing to be repaid]: ________________________

(e)	Interest Period (only applicable to CORRA Loans and SOFR Loans): _________________________

(f)	Payment Instructions (if any): _________________________

2.	[If applicable] The details with respect to the requested Letter of Credit, including the Fronting Lender and any appropriate forms of certificates and demand notices are [provide details].

3.	[For an Accommodation only] All of the representations and warranties of Borrower deemed to be made by the Borrower pursuant to Section 2.2 of the Credit Agreement are true and correct in all respects on the date hereof.

B-1

4.	[For an Accommodation only] There exists no Default or Event of Default on the date hereof.

Yours very truly,

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

B-2

Schedule C to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Rollover Notice

Date: _________________________

To: [Royal Bank of Canada, as Agent] OR [Woodforest National Bank, as Operating Lender]

Re: PRECISION DRILLING CORPORATION

We refer to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower, and a syndicate of lenders with Royal Bank of Canada, as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement. The undersigned are officers of Precision Drilling Corporation and are authorized to make and deliver this notice pursuant to the Credit Agreement.

1.	This Rollover Notice is delivered to you pursuant to Section 3.15 of the Credit Agreement.

2.	We hereby request a Rollover as follows:

(a)	Credit Facility: [Syndicated/Operating] Facility

(b)	Rollover Date: _________________________

(c)	Amount of Rollover: _________________________

(d)	Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan: _________________________

(e)	Interest Period (only applicable to CORRA Loans and SOFR Loans): _________________________

3.	[If applicable] Please extend the maturity of the following Letter of Credit [provide details].

4.	There exists no Default or Event of Default on the date hereof.

Yours very truly,

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

C-1

Schedule D to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Conversion Notice

Date: _________________________

To: [Royal Bank of Canada, as Agent] OR [Woodforest National Bank, as Operating Lender]

Re: PRECISION DRILLING CORPORATION

We refer to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower, and a syndicate of lenders with Royal Bank of Canada, as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement. The undersigned are officers of Precision Drilling Corporation and are authorized to make and deliver this notice pursuant to the Credit Agreement.

This Conversion Notice is delivered to you pursuant to Section 3.14 of the Credit Agreement.

1.	We hereby request a Conversion as follows:

(a)	Credit Facility: [Syndicated/Operating] Facility

(b)	Conversion Date: _________________________

(c)	Type of Borrowing to be Converted from: _________________________

(d)	Amount of Borrowing to be converted: _________________________

(e)	Type of Borrowing to be Converted to: _________________________

(f)	Interest Period (only applicable to portion Converted to or not Converted from a CORRA Loan or SOFR Loan): _________________________

2.	There exists no Default or Event of Default on the date hereof.

Yours very truly,

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

D-1

Schedule E to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Compliance Certificate

I, _________________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

3.	I am the [insert title of senior officer] of Precision Drilling Corporation;

4.	This Certificate applies to the [Fiscal Year/Fiscal Quarter] ending ____________________;

5.	I am familiar with and have examined the provisions of the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower (the "Borrower") and a syndicate of lenders with Royal Bank of Canada as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"), and have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and its agents as I have deemed necessary for purposes of this Certificate;

6.	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement;

7.	No Default or Event of Default exists;

8.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Senior Debt to Adjusted EBITDA Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

9.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Total Debt to Adjusted EBITDA Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

10.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year]:

(a)	the aggregate amount of all Deposited Cash, for the purposes of determining Consolidated Senior Debt and Consolidated Total Debt above, is U.S. $_________________________; and

(b)	such Deposited Cash is held in _________________________ [Jurisdiction] with _________________________ [Name of Lender] in account no.(s) _________________________ and in _________________________ [Jurisdiction] with _________________________ [Name of Lender] in account no.(s) _________________________.

11.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Consolidated Interest Coverage Ratio was __________, and attached hereto are the detailed particulars of the manner in which such ratio was calculated;

12.	As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], Consolidated EBITDA was U.S. $_________________________ and the North American and Acceptable Secured Foreign Assets (determined on an unconsolidated basis) directly account for at least _____% of Consolidated EBITDA;

E-1

13.	The current credit rating in respect of the Borrower from S&P is _____ and from Moody's is _____;

14.	Attached hereto is a current listing of all Subsidiaries of the Borrower, showing the percentage of capital stock owned by each Loan Party and its jurisdiction of organization;

15.	The only Secured Documents currently in effect are as follows [revise as necessary]:

(a)	the Credit Agreement;

(b)	ISDA Master Agreement dated May 15, 2009 (as amended from time to time) between the Borrower and RBC and any Lender Swaps entered into thereunder from time to time;

(c)	operating facility letter agreement dated November 17, 2010, as amended June 29, 2011, August 30, 2012 and October 3, 2013, and as amended and restated pursuant to a letter agreement dated May 31, 2023 (as further amended, supplemented or otherwise modified from time to time) between the Borrower and RBC currently providing for Cdn. $40,000,000 in credit facilities to the Borrower;

(d)	operating facility letter agreement dated as of November 17, 2010 (as amended, supplemented or otherwise modified from time to time) between Precision Drilling Oilfield Services Corporation ("PDOSC") and Wells Fargo Bank, N.A. currently providing for U.S. $15,000,000 in credit facilities to PDOSC; and

(e)	operating facility letter agreement dated as of September 27, 2012, as amended May 8, 2015 and April 21, 2016, and as amended and restated pursuant to a letter agreement dated December 15, 2022 as further amended, supplemented or otherwise modified from time to time) between the Borrower and Royal Bank of Canada (formerly HSBC Bank Canada) currently providing for U.S. $40,000,000 in credit facilities to the Borrower.

Copies of any Secured Documents not previously provided to the Agent are attached; and

16.	This Certificate is given by the undersigned officer in his or her capacity as an officer of the Borrower without any personal liability.

WITNESS OUR HANDS at the City of Calgary, in the Province of Alberta, this _____ day of _________________________, 20_____.

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

E-2

Schedule F to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Request for Extension

Date: _________________________

To: Royal Bank of Canada, as Agent

Re: PRECISION DRILLING CORPORATION

We refer to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as borrower, and a syndicate of lenders with Royal Bank of Canada, as Agent (as the same may be amended, renewed, extended, modified and/or restated from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.3 of the Credit Agreement, we hereby request that the Lenders each provide an offer to extend its Maturity Date to [●].

We hereby certify that:

1.	except as disclosed to the Agent in writing, the representations and warranties contained in Section 2.1 of the Credit Agreement (other than those made as of a specific date) are and will be true and correct on the date hereof and on the date of extension, as applicable, with the same effect as if such representations and warranties were made on the date hereof; and

2.	there exists no Default or Event of Default.

Yours very truly,

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

F-1

Schedule G to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Lender Transfer Agreement

TO:	Royal Bank of Canada, as Agent

[If applicable] [Woodforest National Bank, as Operating Lender]

AND TO: Precision Drilling Corporation (the "Borrower")

RE:	Second Amended and Restated Credit Agreement dated as of June 28, 2024 (as amended, amended and restated or replaced from time to time, the "Credit Agreement") between the Borrower, the Lenders and the Agent and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement.

Capitalized terms used in this Lender Transfer Agreement without definition shall have the meanings set out in the Credit Agreement.

1.	[Name of new lender] (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2.	The Assignee desires to become a Lender under the Credit Agreement; [name of selling Lender] (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided _____% interest in the Total Commitment equal to the Commitment as calculated in paragraph 4 below; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3.	The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender including, without limitation, the liability to make available its Lender's Proportion of Borrowings made on or after the date hereof in accordance with its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4.	The Assignee confirms that, after giving effect to the assignment set forth herein, its Syndicated Facility Commitment under the Credit Agreement shall be U.S. $_________________________ [and its Operating Facility Commitment under the Credit Agreement shall be U.S. $_________________________].

5.	The Assignee agrees to assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement arising after the date hereof to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6.	The Assignee acknowledges and confirms that it has not relied upon, and that the Assignor or the Agent or any of their respective directors, officers, employees or agents have not made, any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower or any other Loan Party. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

G-1

7.	The Assignee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and any other Loan Party and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower or any other Loan Party.

8.	Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9.	This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

10.	Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

Branch of Account:

[●]

[●]

Attention: [●]

Telecopier: [●]

11.	This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

12.	This Lender Transfer Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile execution, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

DATED this _____ day of _________________________, 20_____.

[Name of Assignee]

Per:
Name: ●
Title: ●

G-2

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the undersigned hereby and confirms that its Commitment as so reduced is Cdn. $●.

[Name of Assignor]

Per:
Name: ●
Title: ●

Royal Bank of Canada, as Agent, hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

ROYAL BANK OF CANADA, as Agent

Per:
Name: ●
Title: ●

[●], as Fronting Lender, hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

[●], as Fronting Lender

Per:
Name: ●
Title: ●

[●], as Fronting Lender, hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

[●], as Fronting Lender

Per:
Name: ●
Title: ●

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming [continuing as] a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

G-3

PRECISION DRILLING CORPORATION

Per:
Name: ●
Title: ●

Per:
Name: ●
Title: ●

G-4

Schedule H to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Corporate Chart

[Redacted]

H-1

Schedule I to the Second Amended and Restated Credit Agreement dated as of June 28, 2024 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

Material Terms of Second Lien Intercreditor Agreement

For the purposes hereof:

"Collateral" means any kind of property, asset, undertakings, rights and interests, whether real, personal, mixed or profits a prendre, or tangible or intangible, of the Borrower and the Material Subsidiaries, whether real, personal or mixed, now or at any time hereafter subject to any Security Interests securing the First Lien Obligations or the Second Lien Obligations;

"First Lien Debt" means (a) all Secured Obligations, (b) any reimbursement or indemnity obligations of the Loan Parties arising under any Loan Document and (c) all expenses and charges, legal and otherwise, incurred by the First Lien Secured Parties in collecting or enforcing any of the Secured Obligations or in realizing on or protecting any security therefor (including without limitation the security granted pursuant to any Loan Document) to the extent required to be reimbursed by a Loan Party under a Loan Document;

"First Lien Obligations" means the First Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the Material Subsidiaries to or in favour of the First Lien Secured Parties under, pursuant or relating to the Credit Agreement, the Loan Documents, the Cash Management Facility Agreements and the Lender Swaps;

"First Lien Secured Parties" means, collectively, the Agent, the Lenders, the Cash Management Facility Providers and the Swap Lenders;

"Insolvency Proceeding" means:

(a)	any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Borrower or any Material Subsidiary, any bankruptcy, insolvency, receivership, interim receivership or assignment for the benefit of creditors relating to the Borrower or any Material Subsidiary or any similar case or proceeding relative to the Borrower or any Material Subsidiary including any case or proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada), Title 11 of the United States Code entitled "Bankruptcy" or any comparable law, or any successor bankruptcy law;

(b)	any arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Borrower or any Material Subsidiary, but excluding any arrangement under applicable business corporations statutes wholly among solvent persons and which does not involve the compromise or reduction of any liabilities or other obligations owing to creditors or any exchange or conversion of indebtedness for shares or other equity interests in the capital thereof; or

(c)	any other proceeding of any type or nature in which substantially all claims of creditors of the Borrower or any Material Subsidiary are determined and any payment or distribution is or may be made on account of such claims,

I-1

whether any of the foregoing is voluntary or involuntary, partial or complete, and includes any such proceedings initiated or consented to by the Borrower or any Material Subsidiary; and

"Second Lien Obligations" means the Second Lien Debt and all other indebtedness, liabilities and obligations (present or future, absolute or contingent, matured or not) of the Borrower and the Material Subsidiaries to or in favour of the Second Lien Creditors under, pursuant or relating the Second Lien Financing Agreement and the other documents which create, evidence, establish or relate to Second Lien Debt.

1.	Any Security Interest now or hereafter held by or for the benefit of the First Lien Secured Parties (or any of them) shall be senior in right, priority, operation, effect and all other respects to any and all Security Interests now or hereafter held by or for the benefit of the Second Lien Creditors (or any of them).

2.	Additional Security Interests:

(a)           Until such time as the First Lien Obligations have been unconditionally and irrevocably repaid in full in cash and the commitments under the Credit Facilities have been terminated and cancelled, no Borrower or any Material Subsidiary shall grant or permit any additional Security Interests on any of its property, assets or undertaking to secure any Second Lien Obligations unless it has granted, or concurrently therewith grants, a senior Security Interest on such assets, property or undertaking to secure the First Lien Obligations.

(b)	Unless the First Lien Secured Parties have previously or are concurrently taking action to effect a registration of a fixed charge and the Second Lien Creditors are permitted to do so under the Second Lien Financing Agreement, the Second Lien Creditors shall not register any fixed charge against any assets of the Borrower or any of the Material Subsidiaries in respect of or as security for the Second Lien Obligations until 30 days after they have given to the First Lien Secured Parties written notice of their intention to register such fixed charge security.

3.	In the event of any Insolvency Proceedings the First Lien Secured Parties shall first be entitled to receive from the proceeds of the Collateral indefeasible payment in full of the First Lien Obligations in cash or otherwise before the Second Lien Creditors shall be entitled to receive and retain any payment or distribution on account of the Second Lien Obligations or Second Lien Rights from proceeds of the Collateral.

4.	A period of at least 180 days (the "Standstill Period") during which no Second Lien Creditor shall (the following in subparagraphs 4(a), (b), (c) and (b) below, inclusive, are collectively referred to as the "Restricted Rights"):

(a)	enforce or exercise, or seek to enforce or exercise or to have any agent or trustee thereof enforce or exercise any Security Interest granted under any security document over any property of the Borrower or a Material Subsidiary to secure the Second Lien Obligations or any other security or any rights or remedies relating to such Second Lien Obligations or any other such Security Interest or take any proceedings in connection therewith;

(b)	institute or commence, or join with any other person (other than the Agent) in instituting or commencing, any Insolvency Proceedings or take any steps or proceedings in connection therewith;

I-2

(c)	institute or commence any action or proceeding to enforce, collect or receive payment of any Second Lien Obligations or exercise any rights or remedies to enforce payment of any Second Lien Obligations, including any action of enforcement, realization, foreclosure, collection, seizure, garnishment or execution (in any case in respect of the Collateral and, for certainty, whether as a secured or unsecured creditor); or

(d)	in the event that any Second Lien Creditor becomes a judgment lien creditor in respect of any Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Second Lien Debt, enforce or exercise, or seek to enforce or exercise, any such judgment lien, and provided that, notwithstanding anything to the contrary, in no event shall any Second Lien Creditor be entitled to enforce or exercise any Restricted Rights with respect to the Collateral or against or in respect of the Borrower or any Material Subsidiary if, notwithstanding the expiration of the Standstill Period, the holders of the Secured Obligations: (i) shall have commenced and be diligently pursuing the exercise of their rights or remedies with respect to all or any material portion of the Collateral; or (ii) are stayed or otherwise precluded from pursuing such rights or remedies pursuant to applicable laws or Insolvency Proceedings (including pursuant to any order made in connection therewith).

5.	Notwithstanding paragraph 4 above, the Second Lien Creditors may file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Loan Parties arising under any insolvency law or other applicable law, so long as no Restricted Rights are commenced or exercised, to the extent, but only to the extent, that the foregoing:

(a)	is in compliance with, is not inconsistent with and does not contravene, the other provisions of the Second Lien Intercreditor Agreement; and

(b)	is not adverse to, or does not adversely affect, the Security Interests securing the First Lien Obligations or the priority thereof.

I-3